As filed with the U.S. Securities and Exchange Commission on June 10, 2025

Registration No. 333-281149

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

FORM F-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

LANNISTER MINING CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Vancouver, British Columbia	1000	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1055 West Georgia Street, # Suite 1500

Vancouver, British Columbia V6E 4N7

778-788-2745

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(800) 221-0102

(Names, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Louis A. Bevilacqua, Esq. Bevilacqua PLLC 1050 Connecticut Avenue, NW, Suite 500 Washington, DC 20036 (202) 869-0888	Barry I. Grossman Matthew Bernstein Justin Grossman Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas, 11th Fl. New York, NY 10105 (212) 370-1300

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JUNE 10, 2025

$10,000,000 Common Shares

2,000,000 Common Shares

LANNISTER MINING CORP.

This is the initial public offering of our common shares. We anticipate that the initial public offering price will be between US$4 and US$6 per share. We are offering 2,000,000 common shares, assuming an initial public offering price of US$5 per share (which is the midpoint of the estimated range of the initial public offering price).

Currently, no public market exists for our common shares. We plan to apply to list our common shares on the NYSE American under the symbol “DRIL”. We will not close this offering unless the NYSE American has approved our Common Shares for listing.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

We are a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Implications of Being a Foreign Private Issuer.”

Investing in our common shares involves a high degree of risk. See “Risk Factors” beginning on page 29 of this prospectus for a discussion of information that should be considered in connection with an investment in our common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds to us, before expenses	US$	US$

(1)	Underwriting discounts and commissions do not include a non-accountable expense allowance equal to 0.5% of the initial public offering price payable to the underwriters. We refer you to “Underwriting” beginning on page 113 for additional information regarding underwriters’ compensation.

We have granted a 45 day option to the representative of the underwriters to purchase up to an additional common shares at the public offering price less the underwriting discount and commissions. If the representative of the underwriters exercises the option in full, the total underwriting discounts and commissions will be US$            and the additional proceeds to us, before expenses, from the over-allotment option exercise will be US$            .

The underwriters expect to deliver the common shares to purchasers on or about             , 2025.

Joseph Gunnar & Co., LLC

The date of this prospectus is         , 2025

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we, nor the underwriters have authorized anyone to provide you with different information. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of common shares.

For investors outside the United States: Neither we, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common shares and the distribution of this prospectus outside the United States.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information.

i

QUALIFIED PERSONS STATEMENT

Some technical mining information contained herein with respect to the Basin Gulch Property is derived from the report titled “S-K 1300 Technical Report: The Basin Gulch Property, Granite County, Montana, USA” prepared for us with an effective date of October 1, 2023. We refer to this report herein as our S-K 1300 Report. Each of Michael B. Dufresne, M.Sc., P. Geol., P.Geo. and Dean J. Besserer, B.Sc., P.Geo. have approved and verified the technical mining information related to the Basin Gulch Property contained in the S-K 1300 Report and reproduced in this prospectus.

GLOSSARY OF MINING TERMS

The following is a glossary of certain mining terms that may be used in this prospectus.

Ag	Silver.

Assay	A metallurgical analysis used to determine the quantity (or grade) of various metals in a sample.

Au	Gold.

Claim	A mining right that grants a holder the exclusive right to search and develop any mineral substance within a given area.

CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.

CIM Standards	The CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council from time to time.

Concentrate	A clean product recovered in flotation, which has been upgraded sufficiently for downstream processing or sale.

Core drilling	A specifically designed hollow drill, known as a core drill, is used to remove a cylinder of material from the drill hole, much like a hole saw. The material left inside the drill bit is referred to as the core. In mineral exploration, cores removed from the core drill may be several hundred to several thousand feet in length.

Cu	Copper.

Competent Person	A Competent Person is a minerals industry professional responsible for the preparation and/or signing off reports on exploration results and mineral resources and reserves estimates and who is accountable for the prepared reports. A Competent Person has a minimum of five years’ relevant experience in the style of mineralization or type of deposit under consideration and in the activity which that person is undertaking. A Competent Person must hold acceptable qualification titles as listed in all Reporting Codes and Reporting Standards (NRO Recognized Professional Organizations with enforceable disciplinary processes including the powers to suspend or expel a member) and thus is recognized by governments, stock exchanges, international entities and regulators.

Cut-off grade	When determining economically viable mineral reserves, the lowest grade of mineralized material that can be mined and processed at a profit.

Deposit	An informal term for an accumulation of mineralization or other valuable earth material of any origin.

Dyke	A long and relatively thin body of igneous rock that, while in the molten state, intruded a fissure in older rocks.

Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

Flotation	A milling process in which valuable mineral particles are induced to become attached to bubbles and float as others sink.

Grade	Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of its relative mass. With gold, this term may be expressed as grams per tonne (g/t) or ounces per tonne (opt).

Km	Kilometre(s). Equal to 0.62 miles.

Lithologic	The character of a rock formation, a rock formation having a particular set of characteristics.

M	Metre(s). Equal to 3.28 feet.

Mafic	Igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

Massive	Said of a mineral deposit, especially of sulfides, characterized by a great concentration of mineralization in one place, as opposed to a disseminated or vein-like deposit.

Metallurgy	The science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes.

Mineral	A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.

Mineral Deposit	A mass of naturally occurring mineral material, e.g. metal ores or nonmetallic minerals, usually of economic value, without regard to mode of origin.

Mineralization	A natural occurrence in rocks or soil of one or more yielding minerals or metals.

Mineral Project	The term “mineral project” means any exploration, development or production activity, including a royalty or similar interest in these activities, in respect of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base, precious and rare metals, coal, and industrial minerals.

Mineral Reserve	The economically mineable part of a Measured and/or Indicated Mineral Resource.

Mineral Resource	A concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.

Mt	Metric tonne. Metric measurement of weight equivalent to 1,000 kilograms or 2,204.6 pounds.

NI 43-101	National Instrument 43-101 is a national instrument for the Standards of Disclosure for Mineral Projects within Canada. The Instrument is a codified set of rules and guidelines for reporting and displaying information related to mineral properties owned by, or explored by, companies which report these results on stock exchanges within Canada. issuers that are subject to Canadian securities laws. This includes Canadian entities as well as foreign-owned mining entities who have securities that trade on stock exchanges or Over The Counter (OTC) markets overseen by the Canadian Securities Administrators (CSA), even if they only trade on Over The Counter (OTC) derivatives or other instrumented securities.

Ore	Mineralized material that can be extracted and processed at a profit.

Ounce	A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from an imperial ounce which weigh 28.4 grams.

Qualified Person	An individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.

Reclamation	Restoration of mined land to original contour, use, or condition where possible.

Sedimentary	Said of rock formed at the Earth’s surface from solid particles, whether mineral or organic, which have been moved from their position of origin and re-deposited, or chemically precipitated.

Strike	The direction, or bearing from true north, of a vein or rock formation measure on a horizontal surface.

Tonne	A metric ton of 1,000 kilograms (2,205 pounds).

μm	Micrometer.

Zn	Zinc.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our common shares. You should carefully read the entire prospectus, including the risks associated with an investment in our company discussed in the “Risk Factors” section of this prospectus, before making an investment decision. Some of the statements in this prospectus are forward-looking statements. See the section titled “Special Note Regarding Forward-Looking Statements.”

In this prospectus, “we,” “us,” “our,” “our company,” “Lannister Mining,” “Lannister” and similar references refer to Lannister Mining Corp. and its consolidated subsidiaries.

Our Company

Our Mission

We are a private Montana based gold and silver developer focused on advancing the now consolidated, near surface, primarily oxide Basin Gulch Project (the “Property”, the “Basin Gulch Project” or the “Project”), the majority of which is on patented land.

Overview

We are a mineral exploration company focused on the exploration of the Property in west-central Montana (MT), U.S.A. The Project comprises 11 patented mining claims totaling 216.33 acres (87.55 hectares) and 131 unpatented mining claims totaling approximately 2,642 acres (1,069 hectares). The unpatented claims overlap the patented claims. The Project consists of 131 contiguous mineral claims (claim names: AG1 to AG50; AG13A; AG40A; AG39A; BG1 to BG78) covering 1060 hectares and is located approximately 27 kilometers from the town of Phillipsburg in Montana. We currently have a valid exploration license, a valid stormwater permit, and all the necessary exploration permits to conduct trenching, drilling, and other necessary exploration activities.

Our objective is to is to locate, define and ultimately develop economic mineral deposits. Currently, we are focused on the exploration and development of the Project. If we lose or abandon our interest in the Project, we will endeavor to acquire another mineral property of merit. All of our operations are at the exploration stage, and such activity might not result in commercial production of gold. Our net loss for the years ended September 30, 2024, and 2023 was C$(1,201,277) (approximately US$(889,111)) and C$(879,041), respectively. We have not generated any principal revenues to date and do not anticipate generating any principal revenue until the fourth quarter of 2026, at the earliest.

The Coming Commodity Supercycle and Growth in Demand

The gold industry encompasses a multifaceted ecosystem, spanning mining and refining, jewelry production, industrial applications, central bank reserves, and investments. Its demand is driven by a blend of emotional, cultural, and financial factors, and influenced by macroeconomic conditions, such as inflation and currency instability.

Gold continues to be a symbol of enduring value, with diverse uses, from jewelry to powering technology and acting as a go to investment in times of uncertainty, all of which make it a resilient and sought-after asset in the global market. The long-term investment appeal is supported by its relative scarcity and long lead time from exploration to production.

From our perspective, gold exhibits an inverse price relationship to the US dollar. Since the beginning of 2021 the US dollar has appreciated as demonstrated by the US dollar index. We believe that this strength will reverse course which, in our opinion, could support a higher price for gold. Additionally, we hold the view that the US dollar is slowly losing its dominant status as the world’s reserve currency standing. We term this ‘global de-dollarization’ and further supports our idea of a weakening the US dollar.

Increasing global tensions such as the ongoing conflict in the Middle East and fears that there could be further escalation of this crisis support the idea that there is a flight to safe assets such as gold given its history as a safe haven asset. In our opinion, this adds further support for a stronger gold price.

Our Corporate Strategy

Our strategy is centered around executing and increasing the value of our company’s asset base by further advancing the Basin Gulch Project. In the long term, we may explore attractive acquisition opportunities to further enhance the company’s value and drive the company’s growth potential through exploration and development.

Our executive team and board of directors possess extensive experience and expertise in the mining sector, spanning exploration, development, operations, and capital markets. We aim to leverage this wealth of expertise as we move forward with the Basin Gulch Project and expand our business. We are committed to adhering to best practices and prioritizing safety, environmental responsibility, and sustainable community development all in a responsible manner.

As part of our approach, we plan to employ a cost-effective business model. This entails maintaining an efficient, highly skilled team while collaborating with external resources when necessary. This approach ensures flexibility in our cost structure allowing scalability while maintaining the ability to explore new opportunities that are both fiscally prudent and value-driven.

Practical Steps

We plan to conduct exploration on the Project that follows recommendations made in the S-K 1300. The S-K 1300, outlines considerable work and includes metallurgy analysis, resource definition, engineering assessment and ore sorting optimization, amongst other studies. Initial work is focused drilling to validate a large database of historical information. The near-term drilling will also focus on areas near surface that have potential to establish maiden mineral resource estimate. Initial success from drilling will lead to a larger resource expansion program that could extend mineralization to depth and test new targets across the land packager.

During 2025 the drill program will establish a maiden gold-silver mineral resource estimate. The program will include metallurgical analysis to establish gold and silver recovery rates. Positive results from 2025 will enable a larger drill expansion program. 2025 will see an updated and larger Mineral Resource Estimate that will enable a Preliminary Economic Assessment (PEA). The PEA will establish the initial engineering and economics towards the path to production.

The Basin Gulch Property

The Property is located in west-central Montana, U.S.A. The Property is located approximately 17 miles (27 km) west of Philipsburg, Montana in Granite County and lies within the Rock Creek Mining District. The Property can be accessed by travelling west from Philipsburg for approximately 15 miles (24 km) on State Highway 438, continuing west along the Lower Rock Creek Road for 2 miles (3.2 Km) to an unimproved mine access road that heads up to Basin Gulch toward the south. Local access to most areas of the Property is via historical drill roads and logging roads (Figure 1).

The Project comprises 11 patented mining claims totaling 216.33 acres (87.55 hectares) and 131 unpatented mining claims totaling approximately 2,642 acres (1,069 hectares). The unpatented claims overlap the patented claims (Figure 2).

On September 15, 2020, 1247666 BC Ltd. (“1247666”) entered into a Property Acquisition Agreement with BG Holdings Group, LLC and Basin Gulch Co. (collectively, the “Vendors”). On September 21, 2021, 1247666 and Lannister Mining Corp. (“Former Lannister”) amalgamated to form a new entity, Lannister Mining Corp. (the “Company” or “Lannister”). Upon Amalgamation, the Company acquired the Property Acquisition Agreement. Pursuant to this Property Acquisition Agreement, Lannister agreed to acquire fifty-three (53) unpatented claims and to assume all rights and obligations under the existing lease agreement for eleven (11) patented mining claims. Concurrently, a Novation Agreement was executed amongst Skanderbeg, Lannister, 1247666 BC Ltd., and BG Holdings Group, LLC. The purpose of this Novation Agreement was to assign all rights and obligations under the original Property Acquisition Agreement to Lannister, and to effectuate a share exchange pursuant to the terms therein. Following the Property Acquisition Agreement, 60431 Montana Ltd. staked an additional seventy-eight (78) unpatented mining claims, totaling 131 unpatented mining claims from acquisition and staking. In accordance with the obligations set forth in the Property Acquisition Agreement, Lannister shall remit payment to the Vendors as follows:

●	One hundred fifty thousand United States Dollars ($150,000) upon execution of the Property Acquisition Agreement (this payment has been duly made);

●	Two hundred fifty thousand United States Dollars ($250,000) on the first anniversary of the Property Acquisition Agreement (this payment has been duly made);

●	Three hundred thousand United States Dollars ($300,000) on the second anniversary of the Agreement (this payment has been duly made); and

●	Three hundred fifty thousand United States Dollars ($350,000) on or before the third anniversary of the Agreement (this payment has been duly made).

In the event that Lannister is listed on a national stock exchange, Lannister shall be obligated to issue Vendors a number of shares constituting an aggregate of five percent (5%) of the total issued and outstanding shares of Lannister immediately subsequent to the completion of its public offering.

The patented claims are held under a lease agreement with Strategic Minerals, Inc. The agreement covers 11 patented claims (as described above) and was signed on April 6, 2006. A Memorandum of Lease was filed, by and between Metesh family and Lannister Mining, Corp., a British Columbia corporation, assignee and successor in interest to Strategic Minerals, Inc., a Nevada corporation, and Basin Gulch Co., a Florida Company, dated March 3rd, 2022, and recorded March 7th, 2022 in the official records of Granite County, MT. The lease is valid for 10 years.

The Metesh family holds an advance production royalty over the patented claims of US$25,000 paid every 6 months (March 10 and September 10) to be paid until production commences. The Metesh family retains a production royalty of 3% of gross gold and silver sales due semi-annually once commercial production has commenced. The total sum of payments, whether advance production royalty or production royalties to be paid to the Metesh family shall not exceed US$8 million dollars.

As per the Property acquisition agreement there is a 2% royalty on claims outside the Metesh Lease. Lannister can purchase half of the 2% royalty for $1 million dollars (USD) until December 31, 2025.

The Company currently holds a valid exploration license (License #00875) to conduct drilling and trenching within the patented mining claims. As part of this license a reclamation bond of $219,181 was submitted to the DEQ on December 16, 2022. While the bond is in place the exploration license can be renewed annually for US$25 which has been completed for 2024.

State mining regulation apply to both private (patented) and public (unpatented) lands in Montana. An Exploration License is required to complete all mineral exploration activities that may involve surface or subsurface disturbance. To acquire an exploration license we must submit a plan of operations including the area to be explored, location and type of planned exploration activities (i.e. drill holes, trenches) and a disturbance reclamation plan. An Exploration License is not a mining permit and cannot be used for mining. There are no defined review times but typically approvals are processed within 30-45 days.

Additionally, a stormwater permit, along with a stormwater pollution prevention plan, a temporary water use permit and a Notice of Intent (NOI) are required. The Company currently has a stormwater permit (Permit#MTR100000) which is valid until 2027 by paying an annual fee of US$750 which has been paid for 2024.

For small scale mining and test mining operations a Small Miner’s Exclusion Statement (SMES) can be obtained. The SMES process is much faster and simpler than the permitting process for an Operating Permit which is required for larger mines in Montana. The SMES allows for ≤ 5 acres of disturbance at up to 2 sites if they are ≥ 1mile apart. A SMES can be obtained within months of filing of an application.

Our Opportunity

The town of Philipsburg, MT is located approximately 17 miles (27 km) by road east of the Basin Gulch Property. It has a population of ~1,000 according to 2008 United States Census data. Philipsburg is a mining and tourist town and is the county seat of Granite County. Services available at Philipsburg include housing, hotels, food and restaurants, hospital and a non-commercial airfield. The nearest major city is Butte, MT located 70 miles (110 km) southeast of the Property and 54 miles (87 km) southeast of Philipsburg. The closest full-service community is Anaconda, Montana, located 47 miles (75 km) southeast of the Property along State Highway 1. The nearest commercial domestic airport is located in Butte, MT. An international airport is located 90 miles (145 km) away in Missoula, Montana. Highway truck transport services are available in Philipsburg. No rail service is available to Philipsburg (Figures 1 and 2).

No public power or phone service or other mining infrastructure is available at the Property. Radio and cell phone communications and a diesel generator have been used during previous field seasons. Sufficient water for exploration is available from Basin Gulch, Rock Creek and other local creeks draining the Property. There is very good access to the property for exploration work. The Project can be accessed year-round. Most exploration activities associated with fieldwork and drilling can likely be conducted year-round, although there may be periods in December to March, where snow conditions at the higher elevations may temporarily impede fieldwork.

Figure 1. Location

260000
360000
5160000
5060000
93
200
12
90
15
Missoula
Philipsburg
Anaconda
Butte
Calgary
Vancouver
Seattle
Denver
UNITED STATES
GREAT PLA
0 500 1,000 Km
Legend
Basin Gulch Property
Cities
Roads
Highways
Major Roads
LANNISTER MINING
Basin Gulch, Montana, USA
Property Location
1:1,250,000
UTM N83 Zone 12
July 2021
0 30
Kilometers
APEX Geoscience Ltd.

Figure 2. Basin Gulch Claims and Patents

298000
300000
302000
5134000
5132000
5130000
N
Rock Creek
Upper
Creek Rd
Legend
Property Boundary
Patented Claims
Owner
Braach
Metesh
Nabob Holdings
USFS
Unpatented Claims
Staked in 2016
Staked in 2021
USFS Roads
Rivers
LANNISTER MINING
Basin Gulch, Montana, USA
Patented and Unpatented Claims
1:40,000
UTM N83 Zone 12
May 2022
0
0.75
1.5
Kilometers
APEX Geoscience Ltd.

The Property is located at the head of Basin Gulch and Quartz Gulch, on the northern slopes of West Fork Buttes, within the Sapphire Range of the Western Montana Rocky Mountains. This area is underlain by a series of metamorphosed Precambrian (1.5 Ga to 800 Ma) marine sedimentary rocks known as the Belt Supergroup which were intruded by Laramide-age silicic volcanics. In this area the late Cretaceous to early Tertiary Laramide orogeny resulted in the formation of the Sapphire Mountain Range. In the area of Basin Gulch, the Tertiary igneous rocks are predominantly biotite-rich rhyolites and trachytes, ash flow tuffs, and associated granites of Eocene age (~50 Ma).

Several diatreme complexes located within the igneous complex have been identified at the head of Basin Gulch. The major diatreme complex on the Property is known as the Basin Gulch or BG diatreme. Several, smaller parasitic diatremes are found throughout the Property and in the surrounding area. The BG diatreme can be described as an Eocene silicic volcanic and intrusive complex that intruded between the plates of two Precambrian thrust sheets. The gold mineralization on the Property is directly related to the diatremes and their associated structures which form the main gold target in the area.

Gold mineralization has been identified throughout the Property at or near surface in rock samples, outcrops and trenches. Drilling has confirmed that the mineralization extends to depths greater than 1,000 feet (300 m) and averages approximately 0.01 to 0.02 ounces per ton (opt). Locally higher grade zones have been identified associated with the margins of the various diatremes and with the post- and pre-diatreme dykes and faults. Interpretation of a CSAMT geophysical survey modelled the diatreme complex to extend to below the geophysical study datum of 1,500 feet (450 m). The majority of historical drilling completed on the Property has been relatively shallow and has not intersected the base of the diatreme.

Basin Gulch is interpreted to be a gold and silver intrusion related, diatreme-type deposit that is associated with, and constrained by, the structures surrounding the local diatremes. The mineralized zones are hosted in breccias associated with fracture zones found at the margins of the diatremes. The mineralization is fairly simple, with the gold varying from fine to very coarse. Test work conducted by Kappes, Cassiday & Associates on behalf of Cable Mountain Mine Inc. (CMM) in the 1990’s indicated that the gold is easily extracted using cyanidation or other gold extraction reagents. A leach recovery rate exceeding 90 percent was reported for some samples. However, due to the prohibition of open pit cyanide leach mining in Montana an alternative processing and extraction method will need to be investigated.

Historical Exploration

The Basin Gulch Project lies within the Rock Creek Mining District. The Rock Creek area is best known for it’s sapphire production. However, gold has historically been placer mined in the Basin/Quartz Gulch area since the early 1900’s. The source of the placer gold was unknown. Gold mining was intermittent with production reported in 1911, 1914 to 1928, 1934 sand 1940. Historical reports indicate that production from Basin Gulch was modest, production being impeded by a lack of water impeded. In 1948, Lynch (1948) suggested that the gold was sourced from the intrusive volcanic rocks exposed near the headwaters of Basin Creek. Sapphires have also been reportedly recovered from the placer operations in Basin Gulch (Frishman, 1992). Historical workings including excavations, mine ponds, remains of log cabins and out buildings, log and dirt dams, and hydraulic diversion structures are still found on the Property.

Modern exploration was conducted over the Property area between 1987 and 1997. In 1987, Cable Mountain Mine Inc. (CMM) discovered a large, mineralized diatreme complex in the upper drainage of the Basin Gulch which was interpreted to be the lode source of the placer gold. The area was extensively explored until 1997 resulting in the completion of 318 reverse circulation (RC) and diamond drill holes totaling over 110,000 feet (33,530 m) (Table 1.), 46 trenches totaling over 15,000 feet (4,570 m), two geophysical surveys, a soil geochemistry survey, topographic surveys, geological mapping and pre-development studies. From 1997 to 2017 the Property changed ownership several times; only desktop studies including data compilation and verification and modelling were completed during this period. The authors have reviewed and accepted the historical results as disclosed herein.

Table 1. Historical Drill hole summary

		Total Drill Holes
Company	Year	RC	DDH	RC with Core tail
CMM	1987	2
Chevron	1989	11
Cyprus	1992	5
CMM	1993	14	2	2
CMM	1994	68	2	1
CMM	1995	117
CMM	1996	50
CMM	1997	52	3
Total		319	7	3

In 1987, Rauno Perttu of CMM recognized the lode potential of the Basin Gulch area and acquired the patented claims. A large block of unpatented claims in the surrounding area was additionally staked. Two shallow holes (BG-1 and BG-2) were drilled near the upper part of the Basin Gulch drainage near the central area of the current Property. The holes targeted a suspected diatreme. Hole BG-1 was too shallow and did not intersect the diatreme. Hole BG-2 was drilled on the southwest margin of the diatreme and intersected significant shallow ore-grade gold and silver mineralization (Perttu, 2009).

The project was subsequently farmed out to Chevron Resources. Chevron’s work was clustered around, and downhill of, the discovery hole BG-2. Chevron’s exploration program included a soil geochemistry survey, 11 shallow RC holes and 13 shallow trenches. The geochemistry survey covered the area over and surrounding the placer mining. Several strong soil anomalies were identified across the soil survey including in the area of hole BG-2. Some of the soil anomalies extended beyond the boundary of the survey. The drill holes were completed in the area of hole BG-2 along what Chevron interpreted to be a mineralized high angle structure. Six of the 11 holes intersected shallow ore-grade mineralization. The remaining 5 holes did not intersect mineralization and were interpreted to be too shallow. From the trench sampling program broad zones of silver and gold mineralization were intersected in several of the trenches. The property was subsequently sold to Cyprus.

Cyprus completed an exploration program in late 1992 that included six (6) trenches and five (5) drill holes. Five (5) of the trenches were excavated in the Basin Gulch area and encountered broad zones of mineralization. However, Cyprus’s program was largely focused on a small area in Cornish Gulch located ~1.3 km (4,500 ft) northeast of the earlier drilling. The longest trench and all 5 drill holes targeted mineralization in the middle and lower hillside of ridge on the west side of Cornish Gulch near the eastern margin of the current unpatented claims. This area contained anomalous mineralization in outcrop within altered shallow rhyolitic igneous rocks. The mineralization appeared to dip gently into the hillside and did not extend to the bottom of the hill. Cyprus interpreted the mineralization to be controlled by a high-angle structure and along with the steep topographical constraints in this area drilled on the lower flank of the hill below the mineralization. Three of the five drill holes intersected anomalous mineralization. Vertical hole 92BG-C2, bottomed out at 350 feet (107 m) in continuous gold mineralization. The trench was located along the road below the hillside and largely contained colluvium. Anomalous gold mineralization was intersected over an interval of 160 feet (50 m).

Cyprus dropped the project due a corporate decision and CMM regained control of the Project in 1993.

CMM conducted exploration programs on the project from 1993 to 1997 including drilling, trench sampling, and ground geophysics. The work completed by CMM identified significant gold and silver mineralization associated with the main BG diatreme complex located at the head of Basin Gulch. Float and outcrops containing anomalous mineralization were also identified across the Property (Figures 3 and 4).

Between 1993 and 1997 CMM drilled 312 holes totaling approximately 105,000 feet (32,000 m) over the entire property, all of these holes lie within the confines of the current Property (Figures 3 and 4). The majority of holes were drilled vertically using RC rigs; 8 diamond drill holes and 4 RC holes with core tails were completed. The majority of holes (87%) were shallow with total depths less than 500 ft. The deepest hole reached a total depth of 1,045 feet (320 m) and ended in mineralization. Additionally, 27 trenches were completed most of which were located over the main mineralized zone (Figures 3 and 4).

The results from the drilling and trench sampling programs indicated that the diatreme complex measured approximately 2,600 feet by 3,300 feet (800 by 1000 m) on the surface, and appeared to be related to other mineralized occurrences in the local area. The diatreme complex was characterized by overall low-grade gold and silver mineralization and local high-grade mineralization. Widely scattered areas of the intrusive contained base levels of gold averaging between 0.01 to 0.02 opt. Numerous holes returned anomalous results with both wide modest grade intercepts and narrower high grade intercepts (Table 2). As demonstrated by holes: BG94-05RC intersected 0.096 opt Au (3.276 g/t) over 240 feet (73 m) including a zone of 125 feet (38 m) which averaged 0.146 opt Au (4.996 g/t). Core hole (BG94-05blD) which was completed at the same location and returned comparable assays over similar intervals: 0.119 opt Au (4.064 g/t) over 197 feet (60 m) including a zone of 77 feet (23 m) at 0.279 opt Au (9.549 g/t). Other wide intercepts included hole 595-073RC with an intersection 180 feet (55 m) with an average grade of 0.029 opt (0.992 g/t) including 110 feet averaging 0.043 opt (1.471 g/t) Au; hole BG95-91RC with an intersection 370 feet (112 m) with and average grade of 0.034 opt (1.181 g/t) Au with a subsequent intersection of 100 feet (30 m) with an average grade of 0.067 opt (2.287 g/t) Au; BG94-01RC with an intersection 240 feet (73 m) averaging 0.096 opt (3.276 g/t) including 125 feet (38 m) averaging 0.0146 opt (4.996 g/t) Au.

Table 2. CMM Historical Assay Highlights from Drilling.

Hole ID	From (ft)	To (ft)	Width (ft)	Au (opt)	Ag (opt)	Au (g/t)	Ag (g/t)
BG93-08RC	0	110	110	0.048	0.651	1.641	22.323
including	0	70	70	0.063	0.694	2.162	23.793
BG93-14RC	0	80	80	0.026	0.661	0.891	22.675
BG94-01RC	10	250	240	0.096	0.789	3.276	27.036
including	100	225	125	0.146	0.486	4.996	16.677
BG94-05RC	10	250	240	0.096	0.789	3.276	27.036
including	100	225	125	0.146	0.486	4.996	16.677
BG94-05blD	25.3	221.9	197.6	0.119	0.882	4.064	30.251
including	130.5	207	76.5	0.279	0.867	9.549	29.722
BG94-12RC	60	145	85	0.052	2.721	1.771	93.297
BG94-15RC	205	310	105	0.053	0.359	1.809	12.31
including	220	290	70	0.068	0.337	2.346	11.559
BG94-33RC	40	195	155	0.022	0.316	0.765	10.839
BG94-36RC	195	275	80	0.02	0.313	0.677	10.714
BG94-55RC	70	235	165	0.024	0.241	0.806	8.268
BG94-56RC	30	165	135	0.016	0.419	0.556	14.349
BG95-003RC	70	150	80	0.028	0.161	0.96	5.529
BG95-004RC	50	215	165	0.027	0.204	0.933	6.992
BG95-008RC	65	300	235	0.089	0.3	3.052	10.286
including	125	295	170	0.114	0.319	3.923	10.951
BG95-010RC	185	270	85	0.035	0.186	1.202	6.373
including	205	270	65	0.04	0.198	1.361	6.804
BG95-034RC	70	180	110	0.039	0.416	1.322	14.275
BG95-036RC	160	240	80	0.033	0.158	1.136	5.4
BG95-037RC	215	295	80	0.031	0.321	1.071	11.014
including	225	280	55	0.037	0.395	1.284	13.527
BG95-062RC	130	320	190	0.036	0.237	1.22	8.12
BG95-067RC	140	235	95	0.044	0.2	1.523	6.857
BG95-073RC	195	375	180	0.029	0.323	0.992	11.086
and	415	525	110	0.043	0.235	1.471	8.042
BG95-084RC	50	150	100	0.022	0.079	0.744	2.709
BG95-086RC	315	420	105	0.029	0.143	0.98	4.898
BG95-091RC	35	405	370	0.034	0.302	1.181	10.36
and	425	525	100	0.067	0.447	2.287	15.326
BG96-001RC	170	245	75	0.021	0.197	0.731	6.766
BG96-015RC	380	460	80	0.017	0.171	0.574	5.871
BG97-24RC	0	130	130	0.081	0.376	2.767	12.897
including	0	60	60	0.108	0.455	3.709	15.6
FS97-04cRC	110	210	100	0.068	0.286	2.338	9.806

Figure 3. Historical Drilling on the Basin Gulch Property.

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Basin Gulch, Montana, USA
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Figure 4. Historical Trench Locations on the Basin Gulch Property

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Missoula Group - Snowslip Formation, Quartzite & Siltstone
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LANNISTER MINING
Basin Gulch, Montana, USA
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Nearby shallow much smaller diatreme zones appear to be adjacent outliers to the main diatreme complex. These outliers are associated with an inferred controlling fault zone that may also be an important control for the main diatreme and for some of the inferred veins. Two of these smaller adjacent diatremes appear to contain near-surface “boiling zones”, and contain high-grade gold and silver mineralization. CMM also reported that anomalous mineralization occurred along structural zones projecting potentially several miles outward from the Basin Gulch mineralized area.

Surface sampling indicated that the mineralization extends across an area of at least 8,000 feet by 14,000 feet (2,400 by 4,300 m) encompassing an area of approximately 2,600 acres (1,052 hectares). Outside of this area of mineralization, geochemical anomalies associated with favorably altered, shattered quartzites and igneous rocks indicated the potential area of mineralization may extend to cover approximately 4,500 acres (1,821 hectares; Perrtu, 1997).

Two geophysical surveys were completed by CMM in 1993 and 1994.

In 1993 a VLF (Very Low Frequency) survey was completed by W.I. Van der Poel of Missoula, MT. This report or data were not available for inspection however, DBA, 2009 and Perttu, 2017 report that the results of the survey were confusing. The general geologic interpretation reported by the geophysicist was somewhat consistent with the local geologic mapping however the lack of detail provided with the interpretation made the survey data un-useable. There is no record of the location of the VLF lines negating the possibility of re-interpretation or correlation with the geology.

In July 1994, Zonge Engineering and Research of Tucson, AZ was contracted to complete a series of Controlled Source Audiofrequency Magnetotelluric (CSAMT) geophysical survey lines across the top of the mineralized zone. These lines clearly delineate the location of the highly conductive diatreme (Figure 5). The survey was completed along seven (7) lines that were located on or near the Basin Gulch Diatreme. A total of 214 stations were read at frequencies from 8,192 Hz to 2 Hz. The interpretation of the CSAMT data included a correlation to the geology of the area (Zonge, 1994).

The CSAMT data indicated that the highly conductive and altered portions of the diatreme extend to the depth of the survey, approximately 1,500 feet (450 m) below the surface. This was interpreted to indicate that the breccia pipe extends well past 1,500 feet (450 m) depth with a consistent electrical signature.

The CSAMT geophysical survey may have traced the location of the main cross-fault.

The geophysics shows a paired high-conductivity zone, which crosses the diatreme surface expression from northeast to southwest. The high-conductivity zone may be offset by a younger, northwest-trending right-lateral, strike-slip fault, which appears to have post-diatreme movement. This younger fault follows the Basin Gulch drainage, and is suggested by a possible offset of the two parallel high-conductivity zones in the geophysical data, by possible similar sense surface offsets of the diatreme, and by post-diatreme faulting seen in core hole BG94-37C, at the projection of the proposed fault. Morphologic and lithologic changes across the projection of the proposed fault are consistent with this interpretation. The fault appears to post-date diatreme emplacement but pre-date mineralization (Perttu, 1997).

Figure 5. Portion of Line BL-4 showing a representative section through the diatreme as imaged by CSAMT.

Additionally various CSAMT cross-sections indicate the presence of small parasitic diatremes that emanate from the main eruptive center and appear to be connected at depth. These small diatremes are consistent with small features that have been mapped at the surface.

Zonge summarized the results of the survey as follows (Zonge, 1994):”… On all lines, the area outlined as the diatreme on the surface geology map is seen to be conductive on the northern two-thirds of the diatreme, and more resistive on the southern portion. The conductive zone is bounded by a strong narrow resistor.”

The mapped southern boundary of the diatreme on lines BL-1, BL-2, and BL-4 is associated with a weak, locally resistive zone in the CSAMT data. Lines BL-3 and BL-5 do not cross the southern boundary of the diatreme. The northern boundary of the diatreme is less well-defined in the CSAMT data; the change in resistivity to the north is more gradual, and is associated primarily with deep changes in resistivity. These deeper changes, best seen on Plate 8, form a “bench” near the northern limit of the diatreme.

On the lines that crossed it, the contact between the Tertiary intrusive (on the north) and the Missoula Group (on the south) is associated with a locally resistive zone. This contact does not show as much resistivity contrast as the contact described above within the diatreme.

In general, Line BL-4 (Plate 7) shows the best overall picture of the subsurface electrical resistivity structure at this site; a large low resistivity zone, extending from station 0 to station 1700, bounded sharply on the south and more gradually on the north. A large resistive zone extends from station 1700 to the south, and a very steep dip to the north is indicated.

Near the southern end of Line BL-4, a strong low resistivity zone is seen from approximately station 4000 to 4600. This conductive anomaly is bounded on the south by a narrow resistive feature, similar to the resistive-conductive contact within the diatreme itself. This conductive zone apparently does not extend far enough west to be detected on Line BL-2.

It is very important to note that static effects (from very near-surface features) and high contact resistance definitely influenced the data on this project. These effects also provide information, however, and the interpretation has been made on the basis of both raw Cagniard resistivity and static-corrected resistivity. The raw data provide surface and very near-surface information, while the static-corrected data de-emphasize shallow features in order to delineate deeper resistivity structures…”

In 1996, Kinross became interested in acquiring the property from CMM. Kinross completed a review of the project in 1996-1997 which included re-logging of the available core holes and over 200 RC holes, re-assaying 275 sample intervals and metallurgical testing. The re-assay samples were sent to American Assay Labs, Sparks (NV). Results confirmed the original assays reported by CMM. The re-logging confirmed that mineralization was ubiquitous in all rocks with no one rock type having preferential mineralization. Higher grade mineralization was found to be associated with the marginal areas and edges of the intrusive volcanics (Kinross, 1997; Perttu, 1997). The sale of the property was never competed due to the passing of Citizens Initiative Cl-137 in 1998 and a coincidental drop in gold prices. Citizens Initiative Cl-137 banned cyanide leach processing from open pit gold operations in Montana and was effectively seen by most mining companies as a moratorium on large-scale open-pit gold mining in the State. Shortly thereafter, in 1997, CMM ceased its activities and terminated its lease on the Metesh property. Between 1997 and 2006 the Metesh property remained dormant. The authors have reviewed and accepted the historical results as disclosed herein.

Exploration Conducted by Lannister

In 2021 Lannister conducted an exploration program on the Basin Gulch Property. The exploration work included the reconnaissance of historical trenches and drill holes, the collection of 126 rock samples and 1,562 soil samples, along with a ground geophysical survey.

The reconnaissance work and sampling program was completed between May 30 and July 5, 2021. During the reconnaissance program the crew was tasked with trying to locate and identify historical trenches that were ortho-rectified from historical maps. The majority of the historical trenches on the Property have been reclaimed so they were difficult to locate. Only 2 instances of trenches that match historical records were identified in the field. However, 47 additional trenches were identified in the field that were not on the historical maps as well as 41 small sample pits scattered throughout the Property (Figure 4). The majority of the newly identified trenches are located with the main diatreme complex northeast of the previously orthorectified historical workings.

In the summer of 2021, soil samples were collected on a grid centered over the patented claims but extending onto the BLM mineral claims. The soil grid covered an area of 1.7 km by 2.0 km covering the BG diatreme complex and extending southwards. A total of 1,247 soil samples were collected including 65 duplicates. The samples were analysed for 61 elements using the ultra-sensitive Ionic Leach method at ALS Global, Vancouver, BC, Canada (ALS). The ionic leach technique is designed to detect and define subtle, low level anomalies and is very useful where conventional geochemical techniques may be ineffective due to the presence of overburden deposits. Ionic leach sampling identifies geochemical anomalies that are typically weak but the anomalies are in sharp contrast to background values. Additionally anomalies identified by ionic leach sampling tend to be spatially coherent indicating that the anomaly is related to a bedrock signature rather than overburden noise.

The results of the 2021 soil sampling program show an anomalous response in Au and Ag related to the BG diatreme and edge of the diatreme (Figures 6 and 7). Further work is needed to assess the relationship between the anomalous Au responses and the historical ground disturbance in this area. Preliminary PCR (Principal Component Regression) analysis of the data did not identify any strong positive correlations between Au or Ag and other pathfinder elements. A general association between anomalous Au and low Ca was observed which may indicate a correlation between anomalous gold and decalcified areas. A correlation between anomalous gold and high As and Sb results is evident within the diatreme. Detailed interpretation of the soil sampling results should be completed.

Additional anomalies were also identified by the soil sampling program (Figures 8 and 9). A coherent Au and As anomaly is located approximately 500 m south of the BG diatreme in an area that was the focus of historical drilling and trenching. The anomaly measures approximately 500 m by 500 m. Smaller gold anomalies are also evident to the southwest and southeast of the BG diatreme.

Figure 6. Ionic Leach soil sample results – Au (ppb)

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Basin Gulch, Montana, USA
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Figure 7. Ionic Leach soil sample results – Ag (ppb)

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Basin Gulch, Montana, USA
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Figure 8. Ionic Leach soil sample results – As (ppb)

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Basin Gulch, Montana, USA
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Rock samples were collected during the soil program. Rock samples were collected from float samples, outcrop exposures and historical trenches across the soil grid area. A total of 126 rock samples including 3 duplicates were collected. Anomalous gold assays were recovered across the Property associated with the historical workings in and around the BG diatreme and other historically active areas including the anomalous areas identified by the soil sample survey (Figure 9).

Samples collected within and along the southwest edge of the BG diatreme returned up to 3.43 ppm Au with 10 samples returning >0.5 ppm Au. The samples were mainly collected from float and consisted of silicified volcaniclastic rocks and quartzite that exhibited limonite and hematite.

Samples collected to the southwest of the BG diatreme returned up to 3.72 ppm Au with 6 samples in the area returning >0.5 ppm Au. Sample D239174 which returned 3.72 ppm Au also returned 124 ppm Ag. This sample was collected from, a historical trench and consisted of a silicified pink quartzite breccia. The vein surfaces were limonite rich. A secondary vein containing drusy quartz contained hematite.

Samples collected approximately 500 m south of the BG diatreme in the area associated with the Au-in-soil anomaly and historical workings returned up to 3.72 ppm Au with 6 samples returning >1.0 ppm Au. Samples consisted largely of float samples of vuggy and/or brecciated quartz veins showing hematite, limonite and goethite alteration.

Lannister conducted a ground magnetics survey over the Basin Gulch property between January 31st and February 27th, 2021 (Figure 10). The survey was focused over the BG diatreme, other historical workings and areas identified as highly prospective for gold and silver mineralization. The survey was completed using a high sampling rate paired with closely spaced survey lines to produce a high-resolution magnetics map over the Property.

The ground magnetics survey grid consisted of 120 survey lines: traverse lines were oriented east west and spaced 50 metres (m) apart; with infill lines offset at 25 m from the main grid. Survey lines of variable length between 1,100 m and 1,750 m were used to avoid avalanche prone areas of the Property. The survey totalled 129.76 line-km of magnetic survey data, covering approximately 530 hectares. Several areas of the Property remained inaccessible at the time of surveying due to extensive snow cover and avalanche danger.

Figure 9. Rock sample assay results – Au (ppm)

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LANNISTER MINING
Basin Gulch, Montana, USA
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Figure 10. 2021 Residual Magnetic Intensity (RMI) with Upward Continuation filter of 10 m and Reduced to Pole (RTP)

Smoothing and enhancement filters were applied to the Residual Magnetic Intensity (RMI) to highlight and attenuate high-frequency signals and enhance the signals originating from geological sources. Regional trends on the Property were best highlighted using an upward continuation (UC) filter at 10 m to minimize the high-frequency responses and a Reduce to Pole (RTP) algorithm which places the peak of the response over the anomaly producing it (Figure 10). The processed geophysical data show that the major, northeast trending fault crossing the Property and the BG diatreme are associated with a low amplitude magnetic response. Mineralization within and along the margins of the BG diatreme is also associated with a low amplitude magnetic response.

No drilling has been completed on the Property by Lannister. A trenching and trench sampling program is currently in progress.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	We have an experienced management team comprised of experienced mining executives and operators with a strong history of de-risking and delivering results.

●	We have a large consolidated land package with a significant history of conducted exploration work. Data from this historical work is readily available and in good standing allowing its use in future updated SK-1300 versions.

●	The historical work shows that there’s extensive exploration upside in multiple directions.

●	Our land package primarily sits on coveted ‘patented’ land claims which require minimal permitting. This allows the company to mobilize works crews for exploration and development versus ‘unpatented’ land claims which require additional permitting steps.

●	Our land package is 16 miles by road from Philipsburg, Montana with and experienced work force and 55 miles by road from Butte, Montana a large city center.

●	Our land package is also away from and key waterways that are used for fishing.

●	Existing infrastructure is close by including paved highways and power.

Our Growth Strategies

Recruiting and retaining qualified personnel is critical to our success. As our business activity grows, we will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff on the operations side. The strength and experience of our Board of Directors allows the Company to add top tier personnel to grow the Company as needed.

The Company has developed a strategic plan for further exploration and development of the Basin Gulch property that includes the following milestones:

●	Complete mineral resource drilling and validate historical data to enable a maiden Mineral Resource Estimate in accordance with the SEC’s new Mining Modernization Rules. Completion expected during 2nd half of 2025.

●	Continue exploration of additional prospects located on our Lannister property could add additional tonnage through further drilling. We also intend to explore for extensions to the existing mineralization and other potential mineralization within the Lannister™ property.

●	Initiate metallurgical testwork for best and alternative methods for mineral processing and recovery.

●	Following success from exploration and expansion drilling, plan a second stage drill campaign for an updated Mineral Resource Estimate (2025).

●	Initiate environmental baseline studies and technical work to determine mining site infrastructure locations.

●	Complete Preliminary Economic Study (PEA) for 2025.

●	Complete next stage of resource exploration drilling leading to resource upgrade to the Measured from Indicated level.

Our Risks and Challenges

Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by similar companies. Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including, among others, the following:

Risks Related to Our Business and Industry

Risks and uncertainties related to our industry include, but are not limited to, the following:

●

All of our business activities are now in the exploration stage and there can be no assurance that our exploration efforts will result in the commercial development of gold and silver or other minerals. Volatile metal prices and external factors may affect our profitability and marketability of minerals.

●	We may invest in exploration without guarantee of profitable mineral discovery.

●	We may face delays if we are unable to secure timely equipment and personnel for exploration.

●	We are exposed to various operational risks and our insurance may not provide adequate coverage.

●	Mining hazards could lead to significant operational disruptions and financial impacts.

●	Our business is subject to operational risks that are generally outside of our control and could adversely affect our business.

●	We have no history of mineral production.

●	There can be no assurance that we will successfully establish mining operations or profitably produce mineral products.

●	Mineral exploration and development are subject to extraordinary operating risks. We currently do not insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which could have an adverse impact on us.

●	There are numerous risks associated with the development of our mining property.

●	Our business operations are exposed to a high degree of risk associated with the mining industry.

●	Infrastructure required to carry on our business may be affected by unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure.

●	Our operations rely on infrastructure, and disruptions could adversely impact our results and financial condition.

●	We face stringent environmental regulations that may increase operational costs and affect profitability.

●	We may not be able to obtain or renew licenses or permits that are necessary to our operations.

●	We cannot guarantee undisputed title to our mineral properties, potentially affecting their validity and size.

●	Our success hinges on our Board and senior management, and their loss could adversely impact our business.

●	We are dependent on the continued services and performance of our senior management and other key officers, the loss of any of whom could adversely affect our business, operating results and financial condition.

Risks Related to This Offering and Ownership of Our Common Shares

Risks and uncertainties related to this offering and our Common Shares include, but are not limited to, the following:

●	There has been no public market for our common shares prior to this offering, and an active market in which investors can resell their shares may not develop.

●	The market price of our common shares may fluctuate, and you could lose all or part of your investment.

●	We have considerable discretion as to the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

●	You will experience immediate and substantial dilution as a result of this offering.

●	If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our common shares could be negatively affected.

●	Future issuances of our common shares or securities convertible into, or exercisable or exchangeable for, our common shares, or the expiration of lock-up agreements that restrict the issuance of new common shares or the trading of outstanding common shares, could cause the market price of our common shares to decline and would result in the dilution of your holdings.

●	Future issuances of debt securities, which would rank senior to our common shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our common shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common shares.

●	Investors may face dilution due to issuance of lower priced securities and outstanding options.

●	We may not be able to satisfy listing requirements of the NYSE American or obtain or maintain a listing of our common shares.

●	We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are emerging growth companies and our shareholders could receive less information than they might expect to receive from more mature public companies.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain NYSE American corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

In addition, we face other risks and uncertainties that may materially affect our business prospects, financial condition, and results of operations. You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our common shares.

Our Corporate Structure

We were created as a result of the amalgamation of 1247666 B.C. Ltd. and Lannister Mining Corp. pursuant to the provisions of the Business Corporations Act (British Columbia), which we refer to as the “BCBCA,” on September 21, 2021, which we refer to as the “Amalgamation”. Our registered and records office and head office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7.

The Amalgamation was completed pursuant to the terms and conditions of an amalgamation agreement, which we refer to as the “Amalgamation Agreement,” dated June 21, 2021, between 1247666 B.C. Ltd., which we refer to as “1247666,” and Lannister Mining Corp., which we refer to as “Former Lannister”. In accordance with the Amalgamation Agreement, each holder of common shares in the capital of 1247666, which we refer to as “1247666 Shares,” and Former Lannister, which we refer to as “Former Lannister Shares,” received (i) one Common Share in exchange for each 1247666 Share or Former Lannister Share held by such holder, or (ii) cash in exchange for each 1247666 Share or Former Lannister Share held by such holder, and the 1247666 Shares and Former Lannister Shares were cancelled.

Following the completion of the Amalgamation, 1247666 and Former Lannister amalgamated and formed our company and each of 1247666 and Former Lannister ceased to exist as entities. Further, the property of each of 1247666 and Former Lannister continued as our property and we continued to be liable for the obligations of each of 1247666 and Former Lannister.

We have one wholly-owned subsidiary named 60431 Montana Ltd., which we refer to as “Montana Subco”. Montana Subco was incorporated pursuant to the Montana Business Corporation Act on December 28, 2020. Montana Subco’s registered and records office and head office is located at Central Square Building, 201 W. Main Street, Suite 201, Missoula, Montana 59802.

Set forth below is our organizational chart:

We are not currently a reporting issuer in any jurisdiction and our Shares are not listed or posted for trading on any stock exchange.

Corporate Information

Our corporate address is Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7. Our company email address is info@lannistermining.com.

Our registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7.

Our agent for service of process in the United States is Cogency Global Inc.,122 East 42nd Street, 18th Floor, New York, NY 10168, (800) 221-0102.

Our website can be found at https://lannistermining.com/. The information contained on our website is not a part of this prospectus, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our common shares.

Implications of Being an Emerging Growth Company

Upon the completion of this offering, we will qualify as an “emerging growth company” under the Jumpstart Our Business Act of 2012, as amended, or the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may choose to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until (for the first five fiscal years after the initial public offering is completed) the earliest of the following occurs: (i) our total annual gross revenues are $1.235 billion or more (ii) we have issued more than $1 billion in non-convertible debt in the past three years or (iii) we become a “large accelerated filer,” as defined in the Securities Exchange Act of 1934, which we refer to as the “Exchange Act,” Rule 12b-2. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

Once the registration statement of which this prospectus is a part is declared effective by the SEC, we will become subject to the information reporting requirements of the Exchange Act that are applicable to “foreign private issuers,” and under those requirements we will file certain reports with the SEC. As a foreign private issuer, we will not be subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, although we report our financial results on a quarterly basis, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also will have four months after the end of each fiscal year to file our annual reports with the SEC and we will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. We also present our financial statements pursuant to International Financial Reporting Standards as issued by International Accounting Standards Board, or IFRS. Furthermore, our officers, directors and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we will also not be subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, as a foreign private issuer, we will be permitted, and intend to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of NYSE American for domestic U.S. issuers. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting companies.

Notes on Prospectus Presentation

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. Certain market data and other statistical information contained in this prospectus are based on information from independent industry organizations, publications, surveys and forecasts. Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed above, our internal research and our knowledge of the mining industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

Our reporting currency and our functional currency is Canadian dollar. This prospectus contains translations of Canadian dollars into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Canadian dollars into U.S. dollars in this prospectus were made at a rate of C$1.3511 per US$1.00, the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board in effect as of September 30, 2024, except for section 5 of the audited financial statements. The translations from Canadian dollars into U.S. dollars for amounts relating to the year ended September 30, 2024 were made at a rate of C$1.3511 per $1.00, the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board in effect as of September 30, 2024. On April 11, 2025, the noon buying rate for Canadian dollar was C$1.3895 per US$1.00. We make no representation that the Canadian dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Canadian dollar, as the case may be, at any particular rate or at all.

All references in the prospectus to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States and all references to “C$” are to the legal currency of Canada.

Annual General and Special Meeting of Securityholders

On December 8, 2023, we held our Annual General and Special Meeting (the “Meeting”) of Shareholders and holders of Common share purchase warrants at 10:00 a.m. (Pacific time) at 1500-1055 West Georgia Street, Vancouver, British Columbia V6E 4N7. A total of 2,536,041 (post-split) Common shares representing 62.39% of the aggregate shares outstanding and eligible to vote and constituting a quorum were represented in person or by valid proxies at the annual meeting.

100% of the votes cast by Shareholders of the Company at the Meeting voted in favor of the Reverse Split (as defined below). The share capital of our Company consolidated on a sixteen-for-one basis.

Consolidation (a “Reverse Split”)

On December 22, 2023, we effectuated a one-for-sixteen reverse stock split of our common shares, or the Reverse Split. The Reverse Split combined each sixteen of our common shares into one common share. Fractional shares will not be issued to any existing shareholder in connection with the Reverse Split. The historical audited financial statements included elsewhere in this prospectus have been adjusted for the Reverse Split. Unless otherwise indicated, all other share and per share data in this prospectus have been retroactively adjusted, where applicable, to reflect the Reverse Split as if it had occurred as at the September 30, 2021 fiscal year end. References to “post-split” below are references to the number of our common shares after giving effect to this Reverse Split.

The Offering

Shares offered

2,000,000 common shares, assuming an initial public offering price of US$5.00 per share (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus)

Common shares outstanding immediately before the offering	5,047,204 (post-split) common shares.

Common shares outstanding immediately after the offering	7,047,204 common shares (or 7,347,204 common shares if the underwriters exercise the over-allotment option in full).

Over-allotment option

We have granted to the underwriters a 45-day option to purchase from us up to an additional 15% of the common shares sold in the offering (300,000 additional shares, assuming an initial public offering price of US$5.00 per share (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus)) at the initial public offering price, less the underwriting discounts and commissions.

Use of proceeds

We expect to receive net proceeds of approximately US$8,325,542 from this offering (or approximately US$9,698,042 if the underwriters exercise in full their option to purchase up to additional shares), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering for resource development activities including additional exploratory drilling, metallurgy, mapping, prospecting and structural interpretation, working on Maiden NI 43-101 Resource Report which incorporates all technical data to date, administration and overhead and general corporate purposes. See “Use of Proceeds” for more information on the use of proceeds.

Risk factors	Investing in our common shares involves a high degree of risk and purchasers of our common shares may lose part or all of their investment. See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Lock-up

We have agreed, subject to certain exceptions, with the underwriters, not to, during a period of 180 days after the closing of this offering, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (ii) file or cause to be filed any registration statement with the Commission relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (iii) complete any offering of our debt securities, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our capital stock, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of our capital stock or such other securities, in cash or otherwise.

Additionally, our directors and officers and any other holder(s) of five percent or more of the outstanding common shares as of the effective date of the Registration Statement (and all holders of securities exercisable for or convertible into common shares) have agreed to enter into “lock-up” agreements pursuant to which such persons and entities shall agree, for a period of 180 days after the closing of this offering, that they shall not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock, subject to customary exceptions.

Proposed trading market and symbol	We plan to apply to list our common shares on the NYSE American under the symbol “DRIL.”

The number of common shares outstanding immediately following this offering is based on 5,047,204 (post-split) shares outstanding as of the date of this prospectus and excludes:

●	25,000 (post-split) additional common shares that are reserved for future issuance under our 2021 Stock Option Plan.

As of the date of this prospectus, 8% of the company’s outstanding shares are held by record holders who are residents of the United States. The remaining 92%, which totals 4,624,579 shares, are owned by record holders residing outside of the United States.

Unless otherwise indicated, all information contained in this prospectus, including the number of common shares that will be outstanding after this offering, assumes or gives effect to no exercise by the underwriters of their over-allotment option to purchase up to additional common shares.

Summary Consolidated Financial Information

The following selected historical financial information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in the prospectus and the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

Our summary financial data as of and for the fiscal years ended September 30, 2024 and 2023 are derived from our audited financial statements included elsewhere in this prospectus.

Our financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS. Our historical results for any period are not necessarily indicative of our future performance.

	Fiscal Year Ended September 30, 2024	Fiscal Year Ended September 30, 2024	Fiscal Year Ended September 30, 2023
Statements of Loss Data	C$	US$	C$
Total operating expenses	1,201,346	889,162	879,089
Total other income (loss)	69	51	48
Net loss	(1,201,277)	(889,111)	(879,041)
Net loss per share – basic and diluted	(0.25)	(0.18)	(0.22)
Weighted average shares outstanding – basic and diluted	4,808,363	4,808,363	4,065,003

	September 30
	2024	2024	2023
Statements of Financial Position Data	C$	US$	C$
Cash	53,528	39,618	1,105,828
Current assets	126,922	93,939	1,172,753
Total assets	4,124,782	3,052,906	5,175,978
Current liabilities	447,160	330,960	297,079
Total liabilities	447,160	330,960	297,079
Shareholders’ equity	3,677,622	2,721,947	4,878,899
Total liabilities and shareholders’ equity	4,124,782	3,052,907	5,175,978

RISK FACTORS

We are in the business of exploring and developing mineral properties, which is a highly speculative endeavor. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before purchasing our common shares. We have listed below (not necessarily in order of importance or probability of occurrence) what we believe to be the most significant risk factors applicable to us, but they do not constitute all of the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Industry and Business

All of our business activities are now in the exploration stage and there can be no assurance that our exploration efforts will result in the commercial development of gold and silver or other minerals.

All of our operations are at the exploration stage and there is no guarantee that any such activity will result in commercial production of gold and silver deposits or other minerals. We intend to engage in that additional exploratory drilling with proceeds from our initial public offering but we can provide no assurance of future success from our planned additional drilling program. The exploration for mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish proven mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration programs planned by us or any future development programs will result in a profitable commercial mining operation. There is no assurance that our mineral exploration activities will result in any discoveries of commercial quantities of gold, silver, or other minerals. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted. Our long-term profitability will be in part directly related to the cost and success of our exploration programs and any subsequent development programs.

We operate in one geographic area

There is the possibility that our geological assessments of the single area may prove to be inaccurate. Geological formations may not contain viable quantities of resources or extraction may be more difficult or expensive than anticipated. The lack of diversification increases our exposure to the risks associated to this single asset including the related geological interpretation, regulatory framework and market environment. Delays in obtaining necessary permits or complying with regulatory obligations could disrupt our operations, increase costs or prevent us from advancing our exploration program. The west-central region of Montana is a lower risk area with a legacy of historical and current mining activities. The major risk within the region and industry as a whole is perception related and exposes the Company to anti-mining groups. However, the Government and law makers in Montana are now signaling pro-mining agendas with recent decisions awarding new mining permits.

Volatile metal prices and external factors may affect our profitability and marketability of minerals.

The mining industry is intensely competitive and there is no assurance that, even if commercial quantities of a mineral resource are discovered, a profitable market will exist for the sale of the same. There can be no assurance that metal prices will be such that our properties can be mined at a profit. Factors beyond our control may affect the marketability of any minerals discovered. Metal prices are subject to volatile price changes from a variety of factors including international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of, and demand for, our principal products and exploration targets are affected by various factors, including political events, economic conditions and production costs.

We may invest in exploration without guarantee of profitable mineral discovery.

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by us may be affected by numerous factors that are beyond our control and that cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection, the combination of which factors may result in our company not receiving an adequate return of investment capital. All of the claims to which we have a right to acquire an interest are in the exploration stage only and are without a known body of commercial ore. Development of the subject mineral properties would follow only if favorable exploration results are obtained.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. There is no assurance that our mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of our operations will in part be directly related to the costs and success of our exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

We may face delays if we are unable to secure timely equipment and personnel for exploration.

Mining exploration requires ready access to mining equipment such as drills, and personnel to operate that equipment. There can be no assurance that such resources will be available to us on a timely basis or at a reasonable cost. Failure to obtain these resources when needed may result in delays in our exploration programs.

We may not achieve or maintain profitable operations, and therefore, may not be able to continue as a going concern.

The Company has a history of net losses from operations and negative cash flow from operating activities. We will need to raise additional working capital to continue our normal and planned operations. We will also need to generate and sustain significant revenue levels in future periods in order to become profitable, and, even if we do, we may not be able to maintain or increase our level of profitability. As of September 30, 2024, we had not yet placed any of our mineral properties into production and we had cash in the amount of C$53,528 (approximately US$39,618), a deficit (accumulated losses) of C$3,679,562 (approximately US$2,723,382) and current liabilities of C$447,160 (approximately US$330,960). This indicates a material uncertainty that may cast substantial doubt on our ability to continue as a going concern and our auditors have issued a “going concern” audit qualification. A “going concern” qualification indicates that the financial statements have been prepared assuming we will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets, or the amounts and classification of liabilities that may result if we do not continue as a going concern. Therefore, you should not rely on our consolidated balance sheet as an indication of the amount of proceeds that would be available to satisfy claims of creditors, and potentially be available for distribution to stockholders, in the event of liquidation.

We are exposed to various operational risks and we don’t have insurance to provide adequate coverage.

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although we intend to maintain insurance to protect against certain risks in such amounts as we consider to be reasonable, we don’t have insurance to cover all the potential risks associated with a mining company’s operations. We may also be unable to get insurance to cover these risks at economically feasible premiums.. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

Mining hazards could lead to significant operational disruptions and financial impacts.

Mineral exploration and mining operations are subject to hazards normally encountered in exploration, development and production. These include unexpected geological formations, rock falls, flooding dam wall failure and other incidents or conditions which could result in damage to plant or equipment or the environment and which could impact exploration and production throughput. Although we intend to take adequate precautions to minimize risk, there is a possibility of a material adverse impact on our operations and financial results.

Our business is subject to operational risks that are generally outside of our control and could adversely affect our business.

Mineral mining sites, like the sites where our mining property is located, by their nature are subject to many operational risks and factors that are generally outside of our control and could adversely affect our business, operating results and cash flows. These operational risks and factors include the following:

●	unanticipated ground and water conditions;

●	adverse claims to water rights and shortages of water to which we have rights;

●	adjacent land ownership that results in constraints on current or future operations;

●	geological problems, including earthquakes and other natural disasters;

●	metallurgical and other processing problems;

●	the occurrence of unusual weather or operating conditions and other force majeure events;

●	lower than expected ore grades or recovery rates;

●	accidents;

●	delays in the receipt of or failure to receive necessary government permits;

●	the results of litigation, including appeals of agency decisions;

●	uncertainty of exploration and development;

●	delays in transportation;

●	interruption of energy supply;

●	labor disputes;

●	inability to obtain satisfactory insurance coverage; and

●	the failure of equipment or processes to operate in accordance with specifications or expectations.

Any one or more of these factors or other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies and could have a material adverse effect on our financial condition.

We intend to continue exploration on our mining property and we may or may not acquire additional interests in other mineral properties. The search for mineral deposits as a business is extremely risky. We can provide investors with no assurance that exploration on our current properties, or any other property that we may acquire, will establish that any commercially exploitable quantities of mineral deposits exist. Additional potential problems may prevent us from discovering any mineral deposits. These potential problems include unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. If we are unable to establish the presence of viable lithium mineral deposits on our properties, our ability to fund future exploration activities will be impeded, we will not be able to operate profitably and investors may lose all of their investment in our company.

We have no history of mineral production.

We are an exploration stage company and we have no history of mining or refining mineral products from our properties. As such, any future revenues and profits are uncertain. There can be no assurance that we will be successfully placed into production, produce minerals in commercial quantities or otherwise generate operating earnings. Advancing projects from the exploration stage into development and commercial production requires significant capital and time and will be subject to further technical studies, permitting requirements and construction of mines, processing plants, roads and related works and infrastructure. We will continue to incur losses until mining-related operations successfully reach commercial production levels and generate sufficient revenue to fund continuing operations. There is no certainty that we will generate revenue from any source, operate profitably or provide a return on investment in the future.

There can be no assurance that we will successfully establish mining operations or profitably produce mineral products.

We have yet to determine mineral resources on the Basin Gulch property and do not currently generate operating earnings. Even if we prove reserves on our mining property, we cannot guarantee that we will be able to develop and market them, or that such production will be profitable. While we seek to move our projects into production, such efforts will be subject to all of the risks associated with establishing new mining operations and business enterprises, including:

●	the timing and cost, which are considerable, of the construction of mining and processing facilities;

●	the ability to find sufficient gold reserves to support a profitable mining operation;

●	the availability and costs of skilled labor and mining equipment;

●	compliance with environmental and other governmental approval and permit requirements;

●	the availability of funds to finance construction and development activities;

●	potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants that may delay or prevent development activities; and

●	potential increases in construction and operating costs due to changes in the cost of labor, fuel, power, materials and supplies.

The costs, timing and complexities of mine construction and development may be increased by the remote location of our property. It is common in new mining operations to experience unexpected problems and delays during construction, development and mine start-up. Accordingly, we cannot assure you that our activities will result in profitable mining operations or that we will successfully establish mining operations.

Mineral exploration and development are subject to extraordinary operating risks. We currently do not insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which could have an adverse impact on us.

Exploration and mining operations generally involve a degree of risk. Our operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of rare earth metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life and damage to property and environmental damage, all of which may result in possible legal liability. Although we expect that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geo-mechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of our operations that would have a material adverse effect on our business, financial condition, results of operations and prospects.

The exploration for and development of mineral deposits involves significant risks, even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a mineral deposit may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral resources and reserves, to develop metallurgical processes and to construct mining and processing facilities and infrastructure at a particular site. It is impossible to ensure that the exploration or development programs planned by us will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in our company not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in the discovery of mineral resources or the development of commercial quantities of mineral reserves.

Our development projects have no operating history upon which to base estimates of future capital and operating costs. Mineral resource and reserve estimates and estimates of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades to be mined and processed, ground conditions, the configuration of the deposit, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs and economic returns could differ significantly from those estimated.

There are numerous risks associated with the development of our mining property.

Our future success will largely depend upon our ability to successfully explore, develop and manage our mining property. In particular, our success is dependent upon management’s ability to implement our strategy, to develop the project and to maintain ongoing lithium production from the mines that we expect to develop.

Development of our property could be delayed, experience interruptions, incur increased costs or be unable to complete due to a number of factors, including but not limited to:

●	changes in the regulatory environment including environmental compliance requirements;

●	non-performance by third party consultants and contractors;

●	inability to attract and retain a sufficient number of qualified workers;

●	unforeseen escalation in anticipated costs of exploration and development, or delays in construction, or adverse currency movements resulting in insufficient funds being available to complete planned exploration and development;

●	increases in extraction costs including energy, material and labor costs;

●	lack of availability of mining equipment and other exploration services;

●	shortages or delays in obtaining critical mining and processing equipment;

●	catastrophic events such as fires, storms or explosions;

●	the breakdown or failure of equipment or processes;

●	construction, procurement and/or performance of the processing plant and ancillary operations falling below expected levels of output or efficiency;

●	civil unrest in and/or around the mine site and supply routes, which would adversely affect the community support of our operations;

●	changes to anticipated levels of taxes and imposed royalties; and/or

●	a material and prolonged deterioration in lithium market conditions, resulting in material price erosion.

It is not uncommon for new mining developments to experience these factors during their exploration or development stages or during construction, commissioning and production start-up, or indeed for such projects to fail as a result of one or more of these factors occurring to a material extent. There can be no assurance that we will complete the various stages of exploration and development necessary in order to achieve our strategy in the timeframe pre-determined by us or at all. Any of these factors may have a material adverse effect on our business, results of operations and activities, financial condition and prospects.

Our business operations are exposed to a high degree of risk associated with the mining industry.

Our business operations are exposed to a high degree of risk inherent in the mining sector. Risks which may occur during the exploration and development of mineral resources include environmental hazards, industrial accidents, equipment failure, import/customs delays, shortage or delays in installing and commissioning plant and equipment, metallurgical and other processing problems, seismic activity, unusual or unexpected formations, formation pressures, rock bursts, wall failure, cave ins or slides, burst dam banks, flooding, fires, explosions, power outages, opposition with respect to mining activities from individuals, communities, governmental agencies and non-governmental organizations, interruption to or the increase in costs of services, cave-ins and interruption due to inclement or hazardous weather conditions.

Commencement of mining can also reveal mineralization or geologic formations, including higher than expected content of other minerals that can be difficult to separate from rare earth metals, which can result in unexpectedly low recovery rates.

Such occurrences could cause damage to, or destruction of properties, personal injury or death, environmental damage, pollution, delays, increased production costs, monetary losses and potential legal liabilities. Moreover, these factors may result in a mineral deposit, which has been mined profitably in the past to become unprofitable. They are also applicable to sites not yet in production and to expanded operations. Successful mining operations will be reliant upon the availability of processing and refining facilities and secure transportation infrastructure at the rate of duty over which we may have limited or no control. Any liabilities that we incur for these risks and hazards could be significant and the costs of rectifying the hazard may exceed our asset value.

Infrastructure required to carry on our business may be affected by unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure.

Exploitation of our mining property will depend to a significant degree on adequate infrastructure. In the course of developing our expected operations, assuming our exploration efforts will be successful, we may need to construct and support the construction of infrastructure, which includes permanent gas pipelines, water supplies, power, transport and logistics services which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure or any failure or unavailability in such infrastructure could materially adversely affect our operations, financial condition and results of operations.

Our operations rely on infrastructure, and disruptions could adversely impact our results and financial condition.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations, financial condition and results of operations.

Our business is sensitive to nature and climate conditions.

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulations relating to emission levels (such as carbon taxes) and energy efficiency are becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of our business locations. In addition, the physical risks of climate change may also have an adverse effect on our operations. Extreme weather events have the potential to disrupt our exploration and may require us to make additional expenditures to mitigate the impact of such events.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on our business.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to various climate change interest groups and the potential impact of climate change. Legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such regulations. Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation.

We face stringent environmental regulations that may increase operational costs and affect profitability.

Our operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as see page from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner that means standards are stricter, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. We intend to comply fully with all environmental regulations. Our current or future operations, including development activities and commencement of production on our properties, require permits from various federal, provincial and local governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.

Such operations and exploration activities are also subject to substantial regulation under applicable laws by governmental agencies that may requires our company to obtain permits from various governmental agencies. There can be no assurance, however, that all permits that we may require for our operations and exploration activities will be obtainable on reasonable terms or on a timely basis or that such laws and regulations will not have an adverse effect on any mining project which we might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of our knowledge, we are operating in compliance with all applicable environmental rules and regulations.

We may not be able to obtain or renew licenses or permits that are necessary to our operations.

In the ordinary course of business, we will be required to obtain and renew governmental licenses or permits for exploration, development, construction and commencement of mining at our mining property. Obtaining or renewing the necessary governmental licenses or permits is a complex and time-consuming process involving public hearings and costly undertakings on the part of our company. The duration and success of our efforts to obtain and renew licenses or permits are contingent upon many variables not within our control, including the interpretation of applicable requirements implemented by the licensing and/or permitting authorities. We may not be able to obtain or renew licenses or permits that are necessary to our operations, including, without limitation, an exploitation license, or the cost to obtain or renew licenses or permits may exceed what we believe we can recover from our mining property. Any unexpected delays or costs associated with the licensing or permitting process could delay the development or impede the operation of a mine, which could adversely impact our operations and profitability. The Company currently holds all the necessary valid exploration permits to conduct trenching, drilling and other exploration as necessary.

We cannot guarantee undisputed title to our mineral properties, potentially affecting their validity and size.

Although we have exercised the usual due diligence with respect to determining title to properties in which we have a material interest, there is no guarantee that title to such properties will not be challenged or impugned. Our mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Surveys have not been carried out on any of our mineral properties in accordance with the laws of the jurisdiction in which such properties are situated; therefore, their existence and area could be in doubt. Until competing interests in the mineral lands have been determined, we can give no assurance as to the validity of our title to those lands or the size of such mineral lands.

We are dependent on the continued services and performance of our senior management and other key officers, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future performance depends on the continued services and contributions of our senior management and other key officers, including but not limited to: James Greig, our Chief Executive Officer; Kelvin Lee, our Chief Financial Officer; Mario Vetro Victore Cantore, Abraham Max Zaretsky, William Randall and Joanne Price, our Directors. Without these key executives and officers, we may not have the ability to execute on our business plans and to identify and pursue new opportunities and products. The loss of services of senior management or other key officers could significantly delay or prevent the achievement of our development and strategic objectives. The loss of the services of our senior management or other key officers for any reason could adversely affect our business, financial condition and operating results. We do not presently maintain any key man life insurance policies.

Directors and officers may have conflicts of interest due to affiliations with other mineral resource companies.

Certain of our directors and officers are directors or officers of, or have significant shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which we may participate or may wish to participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Such other companies may also compete with us for the acquisition of mineral property rights. In the event that any such conflict of interest arises, a director or officer who has such a conflict will disclose the conflict to a meeting of our directors and, if the conflict involves a director, the director will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases, we will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.

In accordance with the provisions of the BCBCA our directors and officers of are required to act honestly in good faith, with a view to the best interests of our company. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the us, the degree of risk to which we may be exposed and our financial position at that time.

Our growth and success depends on recruiting and retaining skilled personnel in a competitive market.

Recruiting and retaining qualified personnel is critical to our success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As our business activity grows, we will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff on the operations side. Although we believe that we will be successful in attracting and retaining qualified personnel, there can be no assurance of such success.

Intense industry competition may hinder our ability to secure valuable properties or prospects.

The mining industry is intensely competitive in all its phases, and we compete with other companies that have greater financial resources and technical facilities. Competition could adversely affect our ability to acquire additional suitable properties or prospects in the future.

Our financial statements are based on estimates, and inaccuracies could lead to write-downs.

Preparation of our financial statements require us to use estimates and assumptions. Accounting for estimates requires us to use our judgment to determine the amount to be recorded on our financial statements in connection with these estimates. If the estimates and assumptions are inaccurate, we could be required to write down our recorded values. On an ongoing basis, we re-evaluate our estimates and assumptions. However, the actual amounts could differ from those based on estimates and assumptions.

Public company reporting and governance costs are significant and may impact director and officer recruitment.

Legal, accounting and other expenses associated with public company reporting requirements are significant. We anticipate that costs may increase and may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board or as executive officers.

Risks Related to This Offering and Ownership of Our Common Shares

Market and Offering Dynamics

There has been no public market for our common shares prior to this offering, and an active market in which investors can resell their shares may not develop.

Prior to this offering, there has been no public market for our common shares. We plan to apply to list our common shares on the NYSE American under the symbol “DRIL.” There is no guarantee that NYSE American or any other exchange or quotation system, will permit our common shares to be listed and traded.

Even if our common shares are approved for listing on the NYSE American, a liquid public market for our common shares may not develop. The initial public offering price for our common shares has been determined by negotiation between us and the underwriters based upon several factors, including prevailing market conditions, our historical performance, estimates of our business potential and earnings prospects, and the market valuations of similar companies. The price at which the common shares are traded after this offering may decline below the initial public offering price, meaning that you may experience a decrease in the value of your common shares regardless of our operating performance or prospects.

The market price of our common shares may fluctuate, and you could lose all or part of your investment.

After this offering, the market price for our common shares is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common shares may fluctuate significantly in response to several factors, most of which we cannot control, including:

●	actual or anticipated variations in our operating results;

●	increases in market interest rates that lead investors of our common shares to demand a higher investment return;

●	changes in earnings estimates;

●	changes in market valuations of similar companies;

●	actions or announcements by our competitors;

●	adverse market reaction to any increased indebtedness we may incur in the future;

●	additions or departures of key personnel;

●	actions by shareholders;

●	speculation in the media, online forums, or investment community; and

●	our intentions and ability to list our common shares on the NYSE American and our subsequent ability to maintain such listing.

The public offering price of our common shares has been determined by negotiations between us and the underwriters based upon many factors and may not be indicative of prices that will prevail following the closing of this offering. Volatility in the market price of our common shares may prevent investors from being able to sell their common shares at or above the initial public offering price. As a result, you may suffer a loss on your investment.

We have considerable discretion as to the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We intend to the proceeds from this offering for resource development activities including additional exploratory drilling, metallurgy, mapping, prospecting and structural interpretation, working on Maiden NI 43-101 Resource Report which incorporates all technical data to date, administration and overhead and general corporate purposes. However, we have considerable discretion in the application of the proceeds. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate or other purposes with which you do not agree or that do not improve our profitability or increase our share price. The net proceeds from this offering may also be placed in investments that do not produce income or that lose value. Please see “Use of Proceeds” below for more information.

You will experience immediate and substantial dilution as a result of this offering.

As of September 30, 2024, our net tangible book value was C$0.73, or approximately US$0.54 per common share. Since the effective price per share of our common shares being offered in this offering is substantially higher than the net tangible book value per share, you will suffer substantial dilution with respect to the net tangible book value of the common shares you purchase in this offering. Based on the assumed public offering price of US$5.00 per share being sold in this offering, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, and our net tangible book value per share as of September 30, 2024, if you purchase shares in this offering, you will suffer immediate and substantial dilution of C$4.67 (approximately US$3.46) per share (or C$4.51 (approximately US$3.34) per share if the underwriters exercise the over-allotment option in full) with respect to the net tangible book value of the common shares. See the section titled “Dilution” for a more detailed discussion of the dilution you will incur if you purchase shares in this offering.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our common shares could be negatively affected.

Any trading market for our common shares may be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our common shares could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our shares, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our common shares could be negatively affected.

Future issuances of our common shares or securities convertible into, or exercisable or exchangeable for, our common shares, or the expiration of lock-up agreements that restrict the issuance of new common shares or the trading of outstanding common shares, could cause the market price of our common shares to decline and would result in the dilution of your holdings.

Future issuances of our common shares or securities convertible into, or exercisable or exchangeable for, our common shares, or the expiration of lock-up agreements that restrict the issuance of new common shares or the trading of outstanding common shares, could cause the market price of our common shares to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of our common shares. In all events, future issuances of our common shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of our common shares. In connection with this offering, we will enter into a lock-up agreement that prevents us, subject to certain exceptions, from offering additional shares for up to 180 days after the closing of this offering, as further described in the section titled “Underwriting.” In addition to any adverse effects that may arise upon the expiration of these lock-up agreements, the lock-up provisions in these agreements may be waived, at any time and without notice. If the restrictions under the lock-up agreements are waived, our common shares may become available for resale, subject to applicable law, including without notice, which could reduce the market price for our common shares.

Future issuances of debt securities, which would rank senior to our common shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our common shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common shares.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common shares. Moreover, if we issue preferred shares, the holders of such preferred shares could be entitled to preferences over holders of common shares in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred shares in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our common shares must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our common shares.

There may be challenges with financing and the risk of dilution of interest in the mining property.

We do not currently have any revenue producing operations and may, from time to time, report a working capital deficit. To maintain our activities, we will require additional funds which may be obtained either by the sale of equity capital or by entering into an option or joint venture agreement with a third party providing such funding. There is no assurance that we will be successful in obtaining such additional financing, and failure to do so could result in the loss or substantial dilution of our interest in the Property.

We do not have a history of earnings and profitability is uncertain.

We have no history of earnings. There are no known commercial quantities of mineral reserves on our property. We are in the process of carrying out exploration and development with the objective of establishing economic quantities of mineral reserves. There can be no assurance that we will achieve profitability in the future.

We may fail to obtain the necessary financing for development and exploration.

The further development and exploration of our properties depends upon our ability to obtain financing through equity financing, joint ventures, debt financing, or other means. There is no assurance that we will be successful in obtaining required financing as and when needed. Volatile markets for precious and base metals may make it difficult or impossible for us to obtain equity financing or debt financing on favorable terms or at all. Failure to obtain additional financing on a timely basis may cause us to postpone our exploration and development plans, forfeit rights in some or all of our properties or reduce or terminate some or all of our operations.

We anticipate continued losses and negative cash flow for the foreseeable future.

We have negative operating cash flow and has incurred losses since our founding. The losses and negative operating cash flow are expected to continue for the foreseeable future as funds are expended on the exploration program on the Property and on administrative costs. We cannot predict when we will reach positive operating cash flow.

We may not be able to satisfy listing requirements of the NYSE American or obtain or maintain a listing of our common shares.

If our common shares are listed on the NYSE American we must meet certain financial and liquidity criteria to maintain such listing. If we violate NYSE American  listing requirements, our common shares may be delisted. If we fail to meet any of NYSE American’s listing standards, our common shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common shares may materially impair our shareholders’ ability to buy and sell our common shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common shares. The delisting of our common shares could significantly impair our ability to raise capital and the value of your investment.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the prospectus based on foreign laws.

We are incorporated in the Vancouver, British Columbia, Canada under the BCBCA. We conduct our operations outside the United States. In addition, a majority of our directors and executive officers and the experts named in this prospectus reside outside the United States, and a significant amount of their assets are located outside the United States. As a result, service of process upon such persons may be difficult or impossible to effect within the United States. Furthermore, because a substantial portion of our assets, and substantially all the assets of our directors and officers and the Canadian experts named herein, are located outside of the United States, any judgment obtained in the United States, including a judgment based upon the civil liability provisions of United States federal securities laws, against us or any of such persons may not be collectible within the United States. In Canada, provincial and territorial reciprocal enforcement of judgments legislation sets out the procedure for registering foreign judgments and this procedure varies depending on the province or territory of the enforcing court. If a foreign judgment originates from a jurisdiction not captured by the applicable provincial or territorial reciprocal enforcement of judgments or enforcement of foreign judgments legislation, the foreign judgment may be capable of enforcement at common law and the party seeking to enforce the foreign judgment must commence new proceedings in the domestic or enforcing court.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

Upon the completion of this offering, we will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of NYSE American. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are emerging growth companies and our shareholders could receive less information than they might expect to receive from more mature public companies. As a “foreign private issuer” under the rules and regulations of the SEC, our Company may follow certain home country corporate governance practices in lieu of certain NYSE American requirements applicable to U.S. issuers, even if our Company no longer qualifies as an “emerging growth company”.

Upon the completion of this offering, we will qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until one of the following occurs: (i) our total annual gross revenues are $1.235 billion or more. (ii) we issue more than $1 billion in non-convertible debt in the past three years. or (iii) we become a “large accelerated filer” under the Exchange Act, which could occur if the market value of our common shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our common shares less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common shares.

In addition, as a “foreign private issuer” whose shares are intended to be listed on the NYSE American, our Company will be permitted, subject to certain exceptions, to follow certain home country corporate governance practices instead of those otherwise required under the rules of NYSE American for domestic U.S. issuers. A foreign private issuer must disclose in its annual reports filed with the SEC each NYSE American requirement with which it does not comply, followed by a description of its applicable home country practice. Our Company will have the option to rely on available exemptions under the NYSE American listing rules that would allow it to follow its home country practice, including, among other things, the ability to opt out of (i) the requirement that the board of directors be comprised of a majority independent directors, and (ii) the requirement that obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain share option, purchase or other compensation plans.

Our Company could lose its status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If our Company loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, our Company would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our Company’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

Even if Our Company no longer qualifies as an emerging growth company, as long as Our Company continues to qualify as a foreign private issuer under the Exchange Act, Our Company will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information or current reports on Form 8-K upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if our Company no longer qualifies as an emerging growth company, but remains a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of the shares in this offering, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is not entirely clear, because we will hold a substantial amount of cash following this offering, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor.

Tax consequences for shares purchases vary and investors should seek independent advice.

Income tax consequences in relation to the common shares offered will vary according to the circumstances of each purchaser. Prospective purchasers should seek independent advice from their own tax and legal advisers prior to subscribing for common shares.

We have not paid dividends and do not expect to declare any in the foreseeable future.

We have not paid any dividends since formation and do not anticipate declaring any dividends on the Shares in the foreseeable future. Our directors will determine if and when dividends should be declared and paid in the future based on our financial position at the relevant time.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;

●	expectations regarding revenue, expenses and operations;

●	our having sufficient working capital and be able to secure additional funding necessary for the continued exploration of our property interests;

●	expectations regarding the potential mineralization, geological merit and economic feasibility of our projects;

●	expectations regarding exploration results at the Project;

●	mineral exploration and exploration program cost estimates;

●	expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations;

●	receipt and timing of exploration permits and other third-party approvals;

●	government regulation of mineral exploration and development operations;

●	expectations regarding any social or local community issues that may affected planned or future exploration and development programs; and

●	key personnel continuing their employment with us.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

This prospectus also contains certain data and information, which we obtained from various government and private publications. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Although we will become a public company after this offering and have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

After deducting the estimated underwriters’ discounts and commissions and offering expenses payable by us, we expect to receive net proceeds of approximately US$8.33 million from this offering (or approximately US$9.70 million if the underwriters exercise in full their option to purchase up to additional shares), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering as follows:

●

60% of the net proceeds (approximately US$4.99 million) for drilling (includes geologists, assays, drilling, mobilization/demobilization etc.) to cover approximately 40 drill holes including both infill and twinning;

●	8% of the net proceeds (approximately US$0.67 million) for metallurgy - preliminary metallurgical bench scale tests;

●	2% of the net proceeds (approximately US$0.17 million) for mapping, prospecting and structural interpretation;

●	4% of the net proceeds (approximately US$0.33 million) for working on Maiden NI 43-101 Resource Report which incorporates all technical data to date;

●	20% of the net proceeds (approximately US$1.67 million) for administration and overhead; and

●	6% of the net proceeds (approximately US$0.50 million) for general working capital purpose.

Each US$1.00 increase or decrease in the assumed initial public offering price of US$5.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds that we receive from this offering by approximately US$1,830,000 assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have broad discretion in the way that we use the net proceeds of this offering. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Shares—We have considerable discretion as to the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

Pending our use of the net proceeds from this offering, we may invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common shares. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common shares in the near future. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common shares. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. See also “Risk Factors— Risks Related to This Offering and Ownership of Our Common Shares—We do not expect to declare or pay dividends in the foreseeable future.”

CAPITALIZATION

The following table sets forth our cash and capitalization as of September 30, 2024:

●	on an actual basis; and

●

on an as adjusted basis to reflect the sale of 2,000,000 common shares by us in this offering at an assumed price to the public of US$5.00 per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, resulting in net proceeds to us of $8,325,542 after deducting (i) underwriter commissions of $800,000; (ii) non-accountable allowance of $50,000; (iii) out of pocket expenses of $251,950; and (iii) our estimated other offering expenses of $572,508 payable by us and the receipt by us of the proceeds of such sale, assuming the underwriters do not exercise their option to purchase additional shares.

The as adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the initial public offering price of our common shares and other terms of this offering determined at pricing. You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	September 30, 2024
	Actual		Pro Forma
	C$	US$	C$	US$
Cash	53,528	39,618	11,302,168	8,365,160
Shareholders’ equity:
Share capital	7,332,449	5,427,022	17,700,186	13,100,574
Reserves	24,735	18,307	905,638	670,297
Deficit	(3,679,562)	(2,723,382)	(3,679,562)	(2,723,382)
Total shareholder’s equity	3,677,622	2,721,947	14,926,262	11,047,489
Total capitalization	3,677,622	2,721,947	14,926,262	11,047,489

The exchange used in the above table is 1.3511 Canadian dollars per US dollar, which was the September 30, 2024 exchange rate per the US Federal Reserve. The pro forma cash would increase by $11,248,640 (approximately US$8,325,542), the pro forma share capital would increase by $10,367,737 (approximately US$7,673,552) after adjusting for agent compensation, and the pro forma reserves would increase by $880,903 (approximately US$651,990) after adjusting for agent compensation.

If the underwriters exercise the over-allotment option in full, each of our as adjusted cash, share capital, total shareholders’ equity and total capitalization would be C$13,156,553 (approximately US$9,737,660), C$19,460,496 (approximately US$14,403,446), C$16,780,647 (approximately US$12,419,989), and C$16,780,647 (approximately US$12,419,989), respectively.

Each US$1.00 increase or decrease in the assumed offering price per share of US$5.00, assuming no change in the number of shares to be sold, would increase or decrease the net proceeds that we receive in this offering and each of total shareholders’ equity and total capitalization by approximately C$2,472,513 (approximately US$1,830,000) (or C$2,843,390 (approximately US$2,104,500), if the underwriters exercise the over-allotment option in full), after deducting (i) estimated underwriter commissions and (ii) offering expenses, in each case, payable by us.

The table above excludes the following shares:

●	25,000 (post-split) additional common shares that are reserved for future issuance under our 2021 Stock Option Plan.

DILUTION

If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per common share and our net tangible book value per common share after this offering. Dilution results from the fact that the assumed initial public offering price per common share is substantially in excess of the net tangible book value per common share attributable to the existing shareholders for our presently outstanding common shares.

Our net tangible book value was approximately C$0.73, or approximately US$0.54 per common share, as of September 30, 2024. Our net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per share after giving effect to this offering. Net tangible book value per Common Share represents net tangible book value divided by 5,047,200 and pro forma net tangible book value per Common Share represents net tangible book value divided by 7,299,564 Common Shares outstanding as of September 30, 2024 after giving effect to the issuance of 252,360. Common Shares (“1247666 & BGH Shares”) to be issued to our vendors, namely 1247666, BG Holdings Group, LLC, and Basin Gulch Co., upon completing the offering and being listed on a national stock exchange.

After giving effect to our sale of 2,000,000 common shares in this offering at an assumed initial public offering price of US$5 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after giving effect to the issuance of 252,360 Common Shares to be issued to our vendors, namely 1247666, BG Holdings Group, LLC, and Basin Gulch Co., upon completing the offering and being listed on a national stock exchange, assuming no exercise of over-allotment option and after deducting underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us, but without adjusting for any other change in our net tangible book value subsequent to September 30, 2024, our pro forma as adjusted net tangible book value as of September 30, 2024 would have been approximately C$14,926,262, or approximately $2.03 per share. This amount represents an immediate increase in pro forma net tangible book value of $1.29 per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $4.73 per share to new investors purchasing our Common Shares in this offering. The following table illustrates this per Common Share dilution to the new investors purchasing Common Shares in this offering.

	USD	CAD
Assumed initial public offering price per Common Share	$5.00	6.76
Net tangible book value per Common Share at September 30, 2024	$0.54	0.73
Changes in capitalization in conjunction with the offering, per Common Share	$(0.17)	(0.22)
Net tangible book value per Common Share, as adjusted	$0.37	0.51
Net proceeds expected to be received from investors in the offering, per Common Share	$1.13	1.52
Pro forma net tangible book value immediately after this offering, per share	$1.50	2.03
Amount of dilution in net tangible book value to new investors in the offering	$3.50	4.73

	USD	CAD
Pro forma as adjusted net tangible book value attributable to payments by existing investors	$2,721,947	3,677,622

The above net tangible book value attributable to existing investors is significantly smaller than the total payments to be received from new investors, which will result in significant dilution to new investors.

	USD	CAD
Pro forma net tangible book value immediately after this offering	$11,047,489	14,926,262
Number of common shares after this offering	7,384,680	7,384,680
Pro forma net tangible book value per Common Share as of September 30, 2024	$1.50	2.03
Amount of dilution in net tangible book value to new investors in the offering	$3.50	4.73

The exchange used in the above table is 1.3511 Canadian dollars per US dollar, which was the September 30, 2024 exchange rate per the US Federal Reserve.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per Common Share, as adjusted to give effect to this offering, would be $2.18 per share, and the dilution in pro forma net tangible book value per share to new investors purchasing Common Shares in this offering would be $4.57 per share.

A $1.00 increase (decrease) in the assumed public offering price of US$5.00 per common share would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to the offering by approximately US$1,830,000, the pro forma as adjusted net tangible book value per common share after giving effect to this offering by US$0.25 per common share and the dilution in net tangible book value per common share to new investors in this offering by US$0.75 per common share, assuming no change to the number of common shares offered by us as set forth on the cover page of this prospectus, no exercise of over-allotment option and after deducting underwriting commissions and estimated offering expenses payable by us.

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our common shares and other terms of this offering determined at pricing.

The following tables summarize the differences between our existing shareholders and the new investors with respect to the number of common shares purchased from us in this offering, the total consideration paid and the average price per common share paid at an assumed initial public offering price of US$5.00 per common share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses (assuming no exercise of the over-allotment option). As the table shows, new investors purchasing shares in this offering may in certain circumstances pay an average price per share substantially higher than the average price per share paid by our existing shareholders.

	Share Purchased		Total Consideration			Average Price
	Number	%	Amount		%	Per Share
Existing shareholders as of the date of this prospectus	5,047,204	69.14%	US$	3,825,030	27.67%	US$	0.76
124766 & BGH Shares	252,360	3.46%	US$	-	-%	US$	-
New investors	2,000,000	27.40%	US$	10,000,000	72.33%	US$	5.00
Total	7,299,564	100.00%	US$	13,825,030	100%	US$	1.88

The table above includes the following shares:

●	3,602,503 (post-split) shares issued on September 21, 2021, pursuant to the Amalgamation Agreement with an equity value of C$3,327,178.00 (US$2,458,203.18). There were no cash contributions associated with this amalgamation event.

●	462,500 (post-split) shares issued on January 21, 2022 upon closing of a private placement of shares at a price of $4.00 CAD per share for total proceeds of C$1,850,000.00 (US$1,366,826.75)

●	982,201 (post-split) shares issued on December 22, 2023, pursuant to the Warrant Conversion

If the underwriters exercise in full their option to purchase additional shares in full, our existing shareholders would own 61.74% and our new investors would own 35.17% of the total number of shares outstanding upon the closing of this offering.

The table above excludes the following shares:

●	25,000 (post-split) additional common shares that are reserved for future issuance under our 2021 Stock Option Plan.

The following table compares the effective cash contributions of directors, senior management, and affiliated persons during the past five years, in exchange for equity securities or rights to acquire equity securities, to the public contribution in this offering.

	Share Purchased	Total Consideration		Average Price
	Number	Amount		Per Share
Directors, senior management, and affiliated persons from June 2020 to June 2025	1,521,188	US$	503,790	US$	0.33
New investors through this offering	2,000,000	US$	10,000,000	US$	5.00

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

The audited consolidated financial statements for the years ended September 30, 2024 and 2023 are prepared pursuant to IFRS. As permitted by the rules of the SEC for foreign private issuers, we do not reconcile our financial statements to U.S. generally accepted accounting principles.

All figures are in Canadian dollars, unless otherwise noted.

Overview

We are a mineral exploration company focused on the exploration of the Property in west-central Montana (MT), U.S.A. The Project comprises 11 patented mining claims totaling 216.33 acres (87.55 hectares) and 131 unpatented mining claims totaling approximately 2,642 acres (1,069 hectares). The unpatented claims overlap the patented claims. The Project consists of 131 contiguous mineral claims (claim names: AG1 to AG50; AG13A; AG40A; AG39A; BG1 to BG78) covering 1060 hectares and is located approximately 27 kilometers from the town of Phillipsburg in Montana. We currently have a valid exploration license, a valid stormwater permit, and all the necessary exploration permits to conduct trenching, drilling, and other necessary exploration activities.

Our objective is to is to locate, define and ultimately develop economic mineral deposits. Currently, we are focused on the exploration and development of the Project. If we lose or abandon our interest in the Project, we will endeavor to acquire another mineral property of merit. All of our operations are at the exploration stage, and such activity might not result in commercial production of gold. Our net loss for the years ended September 30, 2024, and 2023 was C$(1,201,277) (approximately US$(889,111)) and C$(879,041), respectively. We have not generated any principal revenues to date and do not anticipate generating any principal revenue until the fourth quarter of 2026, at the earliest.

Overall Performance

I.	Principal business and corporate history

Our company was created as a result of the amalgamation of 1247666 B.C. Ltd. and Lannister Mining Corp. pursuant to the provisions of the BCBCA on September 21, 2021. Our registered and records office and head office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7.

The Amalgamation was completed pursuant to the terms and conditions of an Amalgamation Agreement dated June 21, 2021, between 1247666 and Former Lannister. In accordance with the Amalgamation Agreement, each holder of 1247666 Shares and Former Lannister Shares received (i) one Common Share in exchange for each 1247666 Share or Former Lannister Share held by such holder, or (ii) cash in exchange for each 1247666 Share or Former Lannister Share held by such holder, and the 1247666 Shares and Former Lannister Shares were cancelled. On completion of the Amalgamation the Company issued a total of 3,602,499 (post-split) Common Shares.

Additionally, following the Amalgamation, warrants, which we refer to as the “Warrants,” previously issued by Former Lannister exercisable into Former Lannister Shares became exercisable into Common Shares:

Number of Warrants	Exercise Price	Expiry Date
1,400,311 (post-split)	$3.20 (post-split)	March 12, 2024
482,822 (post-split)	$3.20 (post-split)	April 15, 2024
81,250 (post-split)	$3.20 (post-split)	April 30, 2024

On December 22, 2023, we completed a 16:1 Reverse Stock Split whereby 31,429,980 share purchase warrants (pre-conidiation) were converted at a ratio of 16:1 for 1,964,402 post consolidated warrants, and then converted into a half common share for a total issuance of 982,201 common shares. As of the date of this prospectus, we have no existing share purchase warrants.

On March 3, 2021, we closed a private placement financing, pursuant to which we issued 531,250 (post-split) common shares at C$0.08 per share.

On March 12, 2021, we closed Tranche 1 of a private placement financing, pursuant to which we issued 1,400,313 (post-split) units at C$1.60 per unit. Each unit was comprised of one common share and one common share purchase warrant. Each warrant is exercisable into one share at C$3.20 until March 12, 2024. On April 15, 2021, we closed Tranche 2, to which we issued 482,814 (post-split) units, with each warrant exercisable into one share at C$3.20 until April 15, 2024. On May 5, 2021, we closed Tranche 3, to which we issued 81,250 (post-split) units, with each warrant exercisable into one share at C$3.20 until April 30, 2024.

On September 21, 2021, the company completed its acquisition of 1247666 BC Ltd., whereby 1,106,875 (post-split) common shares of Lannister Mining Corp. were issued to 1247666 BC Ltd. shareholders at a deemed price of C$1.44 (approximately US$1.06). per share. Please refer to “Corporate Structure - Amalgamation”

Following the completion of the Amalgamation, 1247666 and Former Lannister amalgamated and formed our company and each of 1247666 and Former Lannister ceased to exist as entities. Further, the property of each of 1247666 and Former Lannister continued as the property of the Company and the Company continued to be liable for the obligations of each of 1247666 and Former Lannister.

On January 21, 2022, we closed a private placement financing, pursuant to which we issued 462,500 (post-split) common shares at C$4.00 per share, converted to US$2.96.

We have one wholly owned subsidiary named 60431 Montana Ltd. Montana Subco which was incorporated pursuant to the Montana Business Corporation Act on December 28, 2020. Montana Subco’s registered and records office and head office is located at Central Square Building, 201 W. Main Street, Suite 201, Missoula, Montana 59802.

Recent Developments

Emerging Growth Company

Upon the completion of this offering, we will qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until one of the following occurs: (i) our total annual gross revenues are US$1.235 billion or more. (ii) we issue more than US$1 billion in non-convertible debt in the past three years. or (iii) we become a “large accelerated filer” under the Exchange Act, which could occur if the market value of our common shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Results of Operations

Comparison of Years Ended September 30, 2024 and 2023

The following table sets forth key components of our results of operations during the years ended September 30, 2024 and 2023.

	2024		2023	Increase (Decrease)
	C$	US$	C$	C$	%
Cost and expenses
Exploration and evaluation expenses	211,710	156,695	243,656	(31,946)	(13)%
Filing fees	18,466	13,667		18,466	100%
General and administrative	81,047	59,986	84,267	(3,220)	(4)%
Legal fees	301,942	223,479	131,558	170,384	130%
Marketing	154,651	114,463	16,901	137,750	815%
Professional fees	433,530	320,872	402,707	30,823	8%
	(1,201,346)	(889,162)	(897,089)	322,257	37%

Other Income
Interest income	69	51	48	21	44%
Total Income	69	51	48	21	44%

Net Income Before Income Tax	(1,201,277)	(889,111)	(879,041)	(322,236)	37%
Income tax expense - current
Income tax expense - deferred
Net Income	(1,201,277)	(889,111)	(879,041)	(322,236)	37%

Revenues

Revenues. We have not generated any principal revenues to date and do not anticipate generating any principal revenue until the fourth quarter of 2026, at the earliest.

Exploration and evaluation expenses: Our exploration and evaluation expenses consist primarily of field work including soil sampling, rock chip sampling and the lab costs associated with the analysis of these samples. Our exploration and evaluation expenses decreased by C$31,946 or 13% to C$211,710 (approximately US$156,695) for the year ended September 30, 2024, from C$243,656 for the year ended September 30, 2023.

Filing Fees: Our filing fees increased by C$18,466 (approximately US$13,667), or 100% to C$18,466 for the year ended September 30, 2024, from C$0 for the year ended September 30, 2023. Such increase was in line with our financing in the year 2024.

General and administrative: Our General and administrative expenses consist primarily of insurance, travel, conferences, and investor relations services. Our General and administrative decreased by C$20,121 or 20% to C$81,047 (approximately US$59,986) for the year ended September 30, 2024, from C$101,168 for the year ended September 30, 2023. Such significant decrease was in line with our reduced activity throughout the year.

Legal fees: Our legal fees consist primarily of payments to lawyers. Our legal fees increased by C$170,384 or 130% to C$301,942 (approximately US$223,479) for the year ended September 30, 2024, from C$131,558 for the year ended September 30, 2023. The requirement for legal advice remained much the same and is reflected in a minor decrease.

Marketing: Our marketing costs consist primarily of graphic design and brochure services. Our marketing costs increased by C$154,651 or 100% to C$154,651 (approximately US$114,565) for the year end ended September 30, 2024, from C$0 for the year end ended September 30, 2023. Such a significant increase was in line with our increased corporate activity.

Professional fees: Our professional fees consist primarily of payments to management and consultants. Our professional fees increased by C$30,823 or 8% to C$433,530 (approximately US$320,872) for the year ended September 30, 2024, from C$402,707 for the year ended September 30, 2023.

Share-based Compensation: On October 13, 2021, the Company granted an aggregate of 25,000 (post-consolidated) incentive stock options to Consultants of the Company. The fair value of each option was estimated on the date of the grant using the Black-Scholes option pricing model, with the following assumptions: share price of C$0.10, expected dividend yield of 0%, expected volatility of 100%; risk-free interest rate of 0.84%; and an expected average life of 3 years. The fair value of all these options was estimated at C$24,375 on granting. Our share-based compensation did not change for the year ended September 30, 2024, from C$0 for the year ended September 30, 2023.

Income tax expense.  We recorded income tax expenses of C$0 for the year ended September 30, 2024, as compared to C$0 for the year ended September 30, 2023, reflecting no change.

Net loss

Net loss for the years ended September 30, 2024, and 2023 was C$1,201,277) (approximately US$(889,111)) and C$(879,041), respectively. The decrease in net income was attributed to the increase in expenses.

Summary of Cash Flow

Comparison of Years Ended September 30, 2024 and 2023

The following table sets forth a summary of our cash flows for the periods presented:

	2024		2023
	C$	US$	C$	%
Cash Flows used in operating activities	(1,052,300)	(778,847)	(866,012)	22%
Cash Flows used in investing activities	0	0	(773,377)	(100)%
Cash Flows provided by financing activities	0	0	0	0%
Net change in cash during period	(1,052,300)	(778,847)	(1,639,389)	(36)%

Operating Activities

Net cash used in operating activities was C$1,052,300 (approximately US$778,847) for the year ended September 30, 2024, as compared to net cash used in operating activities of C$866,012 for the year ended September 30, 2023. For the year ended September 30, 2024, net cash used in operating activities related to net income before income tax of C$(1,201,277) (approximately US$(889,110)). For the year ended September 30, 2023, net cash used in operating activities related to net income before income tax of C$(879,041).

Investing Activities

Net cash provided by investing activities was C$0 (approximately US$0) for the year ended September 30, 2024, as compared to C$773,377 for the year ended September 30, 2023. Net cash used in investing activities for the year ended September 30, 2023, consisted of payments for the option to acquire the mineral property in the amount of C$472,160 and payment for the reclamation bond in the amount of C$301,217.

Financing Activities

Net cash used in the financing activities was C$0 for the year ended September 30, 2024, as compared to net cash provided by financing activities of C$0 for the year ended September 30, 2023. Net cash provided by financing activities for the year ended September 30, 2024 was C$0 (approximately US$0), payments to related parties of C$0 (approximately US$0) and proceeds from related parties of C$0 (approximately US$0). Net cash provided by financing activities for the year ended September 30, 2023 was C$0, payments to related parties of C$0 and proceeds from related parties of C$0.

Capital Expenditures

We made capital expenditures of C$0 (approximately US$0) and C$472,160 in the years ended September 30, 2024 and 2023, respectively.

Please see “Description of Share Capital—History of Securities Issuances” for a description of our recent private placements of securities.

Related Party Transactions

Key management includes directors and key officers of the Company, including the president, vice presidents, directors, chief executive officer and chief financial officer.

A summary of the Company’s related party transactions during the fiscal years ended September 30, 2024, 2023 and 2022 and from September 30, 2024 to date is as follows.

	September 30, 2024 to date	September 30, 2024 to date	FY 2024	FY 2024	FY 2023	FY 2022
	C$	US$	C$	US$	C$	C$
Exploration expenses			39,807	29,463	34,041	30,613
General and administrative			59,424	43,982	56,293	33,280
Professional fees			235,489	174,294	320,160	261,857
			334,720	247,739	410,494	325,750

As of September 30, 2024, accounts payable and accrued liabilities included amounts due to related parties of C$170,984 (approximately US$126,552) compared to C$64,401 as of September 30, 2023. Amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign exchange rates as well as, to a lesser extent, inflation.

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. Our cash and short-term investments include cash in readily available checking accounts and guaranteed investment certificates. These securities are not dependent on interest rate fluctuations that may cause the principal amount of these assets to fluctuate.

Foreign Currency Exchange Risk

The majority of our cash flows, financial assets and liabilities are denominated in Canadian dollars, which is our functional and reporting currency. We are exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the proportion of our business transactions denominated in currencies other than the Canadian dollar, primarily for capital expenditures, debt and various operating expenses such as salaries and professional fees. We also purchase property, plant and equipment in Canadian dollars. We do not currently use derivative financial instruments to reduce our foreign exchange exposure and management does not believe our current exposure to currency risk to be significant.

We estimate that we will receive net proceeds of approximately US$8,325,542 in this offering, based upon an assumed initial public offering price of US$5.00 per share, which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus, assuming no exercise of the over-allotment option and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. Assuming that we convert the full amount of the net proceeds from this offering into Canadian dollars, a 10.0% appreciation of the U.S. dollar against the Canadian dollar, from the exchange rate of C$1.3511 per US$1.00 as of September 29, 2024 to a rate of C$1.4862 per US$1.00, will result in an increase of approximately C$1,159,158 in our net proceeds from this offering. Conversely, a 10.0% depreciation of the U.S. dollar against the Canadian dollar, from the exchange rate of C$1.3511 per US$1.00 as of September 29, 2024 to a rate of C$1.2160 for $1.00, will result in a decrease of approximately C$1,125,000 in our net proceeds from this offering.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Critical Accounting Policies

The following discussion relates to critical accounting policies for our company. The preparation of financial statements in conformity with IFRS requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements.

The determination of the Company and its subsidiary’ functional currency

The determination of the functional currency for the Company and subsidiary was based on management’s judgement of the underlying transactions, events and conditions relevant to each entity. Management determined that for the years ended September 30, 2024 and 2023, the functional currency of the Company and subsidiary is the Canadian dollar.

In making this determination, management applied the considerations of IAS 21 The Effects of Changes in Foreign Exchange Rates. While the subsidiary is incorporated in the USA and has title to a mineral property in the USA, during the years ended September 30, 2024 and 2023, the Subsidiary did not have any operating activities, did not have a bank account and all exploration costs were incurred by the Parent, making the operations of the subsidiary integral to the parent reporting entity. As the Company is pre-revenue and only the parent entity is involved in financing activities, all amounts raised are in Canadian dollars. The primary economic environment of the parent is Canadian dollars and as such, its functional currency is Canadian dollars. As a result of the subsidiary being an integrated foreign operation of the parent, its functional currency is also Canadian dollars.

The assessment of the Company’s ability to continue as a going concern

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay for its operating expenditures, meet its liabilities for the subsequent year, and to fund planned contractual exploration programs, involves significant judgement based on historical experiences and other factors including expectation of future events that are believed to be reasonable under the circumstances.

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period.

These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

(a) Foreign currency translation

Our financial statements are prepared in our functional currency, determined on the basis of the primary economic environment in which we operate. Given that operations are in Canada, our presentation and functional currency is the Canadian dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing at the transaction dates. At each reporting date, monetary items denominated in foreign currencies are translated into the entity’s functional currency at the then prevailing rates and non-monetary items measured at historical cost are translated into the entity’s functional currency at rates in effect at the date the transaction took place.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are included in the statements of loss and comprehensive loss for the period in which they arise.

(b) Current and non-current classification

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

An asset is classified as current when: it is either expected to be realized or intended to be sold or consumed in the consolidated entity’s normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realized within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when: it is either expected to be settled in the consolidated entity’s normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

(c) Cash

Cash consists of cash on hand, and deposits held with banks.

(d) Exploration and Evaluation Assets

Title to exploration and evaluation assets including mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing historical characteristic of many properties. We have investigated title to all our mineral properties and, to the best of our knowledge title to all properties are in good standing.

We account for exploration and evaluation assets in accordance with IFRS 6 – Exploration for and evaluation of mineral properties (“IFRS 6”). Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation are recognized and capitalized, in addition to the acquisition costs. These expenditures include but are not limited to acquiring licenses, researching and analyzing existing exploration data, conducting geological studies, exploration drilling and sampling and payments made to contractors and consultants in connection with the exploration and evaluation of the property. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year in which they occur.

Acquisition costs incurred in obtaining legal right to explore a mineral property are deferred until the legal right is granted and thereon reclassified to mineral properties. Transaction costs incurred in acquiring an asset are deferred until the transaction is completed and then included in the purchase price of the asset acquired.

When a project is deemed to no longer have commercially viable prospects to our company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of the estimated recoverable amount, are written off to the statement of loss and comprehensive loss.

We assess exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered a mine under development. Exploration and evaluation assets are also tested for impairment before the assets are transferred to development properties.

As we currently have no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs

(e) Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

(f) Impairment of Assets

At each reporting date, we review the carrying amounts of our assets to determine whether there are any indicators of impairment. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash inflows that are independent from other assets, we estimate the recoverable amount of the cash-generating unit, or CGU, to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired. An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount and an impairment loss is recognized immediately in the statement of loss and comprehensive loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal of impairment is recognized in the statement of loss and comprehensive loss.

Impairment of mineral property

Assets or cash-generating units are evaluated at each reporting date to determine whether there are any indications of impairment. The Company considers both internal and external sources of information when making the assessment of whether there are indications of impairment for the Company’s mineral property. Significant judgment is required when determining whether facts and circumstances suggest that the carrying amount of resource properties may exceed its recoverable amount. The retention of regulatory permits and licenses; the Company’s ability to obtain financing for exploration and development activities and its future plans on the resource properties; current and future metal prices; and market sentiment are all factors considered by the Company.

In respect of the carrying value of property and equipment recorded on the consolidated statements of financial position, management has determined there are no impairment indications that the value of the assets have declined more than what is expected from the passage of time or normal use.

Decommissioning and restoration provision

Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation and exploration and development property. In addition, future changes to environmental laws and regulations may increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for decommissioning and restoration. The provision represents management’s best estimate of the present value of the future decommissioning and restoration obligation.

Due to uncertainties concerning environmental remediation, the ultimate cost to the Company of future site restoration could differ from the amounts provided. The estimate of the total provision for future decommissioning and restoration costs are subject to change based on amendments to law and regulations, changes in technology, price increases and changes in interest rates, and changes in mine life, and as new information concerning the Company’s closure and reclamation obligations becomes available.

(g) Impairment of Non-Financial Assets

Goodwill and other intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

(h) Trade and other payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. Due to their short-term nature, they are measured at amortized cost and are not discounted. The amounts are unsecured.

(j) Share capital

Common shares are classified as share capital. Costs directly attributable to the issue of common shares are recognized as a deduction from share capital, net of any tax effects.

(k) Warrants

Share purchase warrants are classified as a component of equity. Share purchase warrants issued along with shares in an equity unit financing are measured using the residual approach, whereby the fair value of the warrant is determined after deducting the fair value of the shares from the unit price less applicable financing costs. Share purchase warrants issued for broker/financing compensation, are recognized at the fair value using the Black-Scholes option pricing model at the date of issue. Share purchase warrants are initially recorded as a part of warrant reserves in equity at the recognized fair value. Upon exercise of the share purchase warrants the previously recognized fair value of the warrants exercised is reallocated to share capital from warrant reserves. The proceeds generated from the payment of the exercise price are also allocated to share capital.

(l) Income taxes

Income tax reported in the statement of loss and comprehensive loss for the period presented comprises current and deferred income tax. Income tax is recognized in the statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax for each taxable entity in our company is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the reporting date and includes any adjustments to tax payable or recoverable with regards to previous periods.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and tax losses carried forward.

Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized, or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized consolidated statements of loss and comprehensive loss in the period that substantive enactment occurs. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recognized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(m) Financial Instruments

Upon incorporation, we adopted IF–RS 9 - Financial Instruments which replaced I–S 39 - Financial Instruments: Recognition and Measurement. Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard also introduces additional changes relating to financial liabilities, amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment and introduces a new general hedge accounting standard which aligns hedge accounting more closely with risk management.

The adoption of IFRS 9, retrospectively without restatement, did not have a significant impact on the measurement of our financial instruments in the financial statements. The following are our new accounting policies under IFRS 9:

Investments and Other Financial Assets

Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. Such assets are subsequently measured at either amortised cost or fair value depending on their classification. Classification is determined based on both the business model within which such assets are held and the contractual cash flow characteristics of the financial asset unless, an accounting mismatch is being avoided.

Financial assets are derecognised when the rights to receive cash flows have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership. When there is no reasonable expectation of recovering part or all of a financial asset, it’s carrying value is written off.

Impairment of Financial Assets

We recognise a loss allowance for expected credit losses on financial assets which are either measured at amortised cost or fair value through other comprehensive income. The measurement of the loss allowance depends upon our assessment at the end of each reporting period as to whether the financial instrument’s credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain.

Where there has not been a significant increase in exposure to credit risk since initial recognition, a 12-month expected credit loss allowance is estimated. This represents a portion of the asset’s lifetime expected credit losses that is attributable to a default event that is possible within the next 12 months. Where a financial asset has become credit impaired or where it is determined that credit risk has increased significantly, the loss allowance is based on the asset’s lifetime expected credit losses. The amount of expected credit loss recognised is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate.

Financial Assets at Amortized Cost

Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date. Gains and losses on derecognition of financial assets classified amortized cost are recognized in profit or loss.

Financial Liabilities

For financial liabilities, the new standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to our own credit risk is recorded in other comprehensive income rather than in profit or loss, unless this creates an accounting mismatch. Financial liabilities are recognized initially at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method.

(n) Loss per share

Basic earnings (loss) per share is computed by dividing profit or loss attributable to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share, except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive.

(o) Comprehensive loss

Other comprehensive loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Comprehensive loss comprises net loss and other comprehensive loss. Foreign currency translation differences arising on translation of foreign subsidiaries in functional currencies other than the reporting currency would also be included in other comprehensive loss.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

We were created as a result of the amalgamation of 1247666 B.C. Ltd. and Lannister Mining Corp. pursuant to the provisions of the BCBCA on September 21, 2021. Our registered and records office and head office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7.

We have one wholly-owned subsidiary named 60431 Montana Ltd. Montana Subco which was incorporated pursuant to the Montana Business Corporation Act on December 28, 2020. Montana Subco’s registered and records office and head office is located at Central Square Building, 201 W. Main Street, Suite 201, Missoula, Montana 59802.

Recent Development

On May 11, 2023, Bryan Slazurchuck resigned from the Board of Directors due time constraints caused by other mining related endeavours. On September 28, 2023, Joanne Price – MBA, PGeo was added to the Board of Directors to provide considerable geological, project management and financial oversight.

Our Corporate Structure

We were created as a result of the amalgamation of 1247666 B.C. Ltd. and Lannister Mining Corp. pursuant to the provisions of the BCBCA on September 21, 2021. Our registered and records office and head office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7.

We are not currently a reporting issuer in any jurisdiction and the Shares are not listed or posted for trading on any stock exchange.

The Amalgamation was completed pursuant to the terms and conditions of the Amalgamation Agreement dated June 21, 2021, between 1247666 and Former Lannister. In accordance with the Amalgamation Agreement, each holder of common shares in the capital of 1247666 Shares and Former Lannister Shares received (i) one Common Share in exchange for each 1247666 Share or Former Lannister Share held by such holder, or (ii) cash in exchange for each 1247666 Share or Former Lannister Share held by such holder, and the 1247666 Shares and Former Lannister Shares were cancelled. On completion of the Amalgamation, we issued a total of 3,602,503 (post-split) Common Shares.

Additionally, following the issuance, the Warrants previously issued by Former Lannister, which were exercisable into Former Lannister Shares, became exercisable into Common Shares.

Number of Warrants	Exercise Price	Expiry Date
1,400,311 (post-split)	$3.20	March 12, 2024
482,813 (post-split)	$3.20	April 15, 2024
81,250 (post-split)	$3.20	May 5, 2024

Following the completion of the Amalgamation, 1247666 and Former Lannister amalgamated and formed our company and each of 1247666 and Former Lannister ceased to exist as entities. Further, the property of each of 1247666 and Former Lannister continued as our property and we continued to be liable for the obligations of each of 1247666 and Former Lannister.

A.	Intercorporate Relationships

Montana Subco is our wholly-owned subsidiary. Montana Subco was incorporated pursuant to the Montana Business Corporation Act on December 28, 2020. Montana Subco’s registered and records office and head office is located at Central Square Building, 201 W. Main Street, Suite 201, Missoula, Montana 59802. Set forth below is the organizational chart for our company:

INDUSTRY

Information included in this prospectus relating to our industry consists of estimates based on reports compiled by professional third-party organizations and analysts, data from external sources, our knowledge of the industry in which we operate, and our own calculations based on such information. While we have compiled, extracted, and reproduced industry data from external sources, including third-party, industry, or general publications, we have not independently verified the data. Similarly, while we believe our management estimates to be reasonable, they have not been verified by any independent sources. Forecasts and other forward-looking information with respect to industry and ranking are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.

Market Overview

Montana has a rich history mining activity with active mining taking place in 29 of Montana’s counties and 26 minerals are mined in the Treasure State. The five most common of which are gold, silver, copper, lead and zinc (see Distinctly Montana at https://www.distinctlymontana.com/modern-mining montana).

The hardrock mining industry in Montana is an important source of jobs, income, sales revenue and tax revenue for Montana workers, households, businesses and governments. The eight largest producers of metals, talc, and concrete products today ultimately support more than 12,000 jobs statewide. Many of those jobs are in smaller towns and rural communities with few, if any, opportunities in other industries for those workers and their families. Three new, large mines are currently under development towards production – the Rock Creek, Montanore, and Black Butte mines. International and world-class operators exist in Montana including (See Bureau of Business and Economic Research – University of Montana at https://www.bber.umt.edu/pubs/econ/hardrockmining2018.pdf):

●	Barrick–Gold - Golden Sunlight Mine;

●	Montana Resources – Continuental Mine, and;

●	Hecla Mining – advancing the Montanore Project.

Key Market Growth Drivers

Lannister’s project is highly leveraged and connected to the price of physical gold. The gold price has seen significant upward movement and recently struck an all-time high of over US$2,100/oz (December, 2023). General consensus is indicating that Gold prices are projected to hit fresh highs next year and could remain above $2,000 levels. Geopolitical uncertainty, a likely weaker U.S. dollar and possible interest rate cuts are key drivers for the gold price. In addition, the project will deliver more value with milestone events as the project moves from exploration towards development and production. The largest near-term driver is a Mineral Resource Estimate that will quantity the amount of gold and silver through staged drill programs.

TD Securities, expects gold prices to average $2,100 an ounce in the second quarter of 2024, with strong central bank purchases acting as a key catalyst in boosting prices. According to a recent survey by the World Gold Council, 24% of all central banks intend to increase their gold reserves in the next 12 months, as they increasingly grow pessimistic about the U.S. dollar as a reserve asset (See Key Market Drivers – TD Securities and World Gold Council info at https://www.cnbc.com/2023/12/04/gold-prices-set-for-new-highs-amid-economic-geopolitical-uncertainty.html.)

At ING Bank, the Netherlands-base’ bank’s research, the recent surge in gold prices, particularly in the last quarter of 2023, can be attributed to an increased appetite for safe-haven assets amid growing uncertainties. The outbreak of the Israel-Hamas conflict in October pushed gold close to its previous record of $2,075/oz set in 2020. Despite the easing of concerns over a broader Middle East conflict, gold has maintained its strength, supported by a softer US dollar and favorable US Treasury yields. This upward trajectory culminated in a new record high for gold prices in early December.

ING’s US economist anticipates rate cuts starting in May, totaling 150 basis points in 2024, and an additional 100 basis points in early 2025. This is expected to provide significant support for gold’s upward movement. The outlook for gold’s trajectory hinges on the magnitude of the rate cut, contingent on whether there is a hard or soft landing in the economy.

Gold is seeing record price levels and has gained upward momentum to inflation, interest rates, geopolitical risk and worldwide debt as shown in Figure #1 (See Ing Bank at https://think.ing.com/articles/gold-monthly-golds-hot-run-continues/).

Figure 1: Recent Gold Price History and 2024 Forecast (Source: Refinitiv, Federal Reserve, ING Research)

bUSINESS

Overview

We are a mineral exploration company focused on the exploration of the Property in west-central Montana (MT), U.S.A. The Project comprises 11 patented mining claims totaling 216.33 acres (87.55 hectares) and 131 unpatented mining claims totaling approximately 2,642 acres (1,069 hectares). The unpatented claims overlap the patented claims. The Project consists of 131 contiguous mineral claims (claim names: AG1 to AG50; AG13A; AG40A; AG39A; BG1 to BG78) covering 1060 hectares and is located approximately 27 kilometers from the town of Phillipsburg in Montana. We currently have a valid exploration license, a valid stormwater permit, and all the necessary exploration permits to conduct trenching, drilling, and other necessary exploration activities.

Our objective is to is to locate, define and ultimately develop economic mineral deposits. Currently, we are focused on the exploration and development of the Project. If we lose or abandon our interest in the Project, we will endeavor to acquire another mineral property of merit. All of our operations are at the exploration stage, and such activity might not result in commercial production of gold. Our net loss for the years ended September 30, 2024, and 2023 was C$(1,201,277) (approximately US$(889,111)) and C$(879,041), respectively. We have not generated any principal revenues to date and do not anticipate generating any principal revenue until the fourth quarter of 2026, at the earliest.

The Coming Commodity Supercycle and Growth in Demand

The gold industry encompasses a multifaceted ecosystem, spanning mining and refining, jewelry production, industrial applications, central bank reserves, and investments. Its demand is driven by a blend of emotional, cultural, and financial factors, and influenced by macroeconomic conditions, such as inflation and currency instability.

Gold continues to be a symbol of enduring value, with diverse uses, from jewelry to powering technology and acting as a go to investment in times of uncertainty, all of which make it a resilient and sought-after asset in the global market. The long-term investment appeal is supported by its relative scarcity and long lead time from exploration to production.

From our perspective, gold exhibits an inverse price relationship to the US dollar. Since the beginning of 2021 the US dollar has appreciated as demonstrated by the US dollar index. We believe that this strength will reverse course which, in our opinion, could support a higher price for gold. Additionally, we hold the view that the US dollar is slowly losing its dominant status as the world’s reserve currency standing. We term this ‘global de-dollarization’ and further supports our idea of a weakening the US dollar.

Increasing global tensions such as the ongoing conflict in the Middle East and fears that there could be further escalation of this crisis support the idea that there is a flight to safe assets such as gold given its history as a safe haven asset. In our opinion, this adds further support for a stronger gold price.

Our Corporate Strategy

Our strategy is centered around executing and increasing the value of our company’s asset base by further advancing the Basin Gulch Project. In the long term, we may explore attractive acquisition opportunities to further enhance the company’s value and drive the company’s growth potential through exploration and development.

Our executive team and board of directors possess extensive experience and expertise in the mining sector, spanning exploration, development, operations, and capital markets. We aim to leverage this wealth of expertise as we move forward with the Basin Gulch Project and expand our business. We are committed to adhering to best practices and prioritizing safety, environmental responsibility, and sustainable community development all in a responsible manner.

As part of our approach, we plan to employ a cost-effective business model. This entails maintaining an efficient, highly skilled team while collaborating with external resources when necessary. This approach ensures flexibility in our cost structure allowing scalability while maintaining the ability to explore new opportunities that are both fiscally prudent and value-driven.

Practical Steps

We plan to conduct exploration on the Project that follows recommendations made in the S-K 1300. Initial work is focused drilling to validate a large database of historical information. The near-term drilling will also focus on areas near surface that have potential to establish a maiden mineral resource estimate. Initial success from drilling will lead to a larger resource expansion program that could extend mineralization to depth and test new targets across the land packager.

During 2024 the drill program will establish a maiden gold-silver mineral resource estimate. The program will include metallurgical analysis to establish gold and silver recovery rates. Positive results from 2024 will enable a larger drill expansion program. 2025 may see an updated and larger Mineral Resource Estimate that will enable a Preliminary Economic Assessment (PEA). The PEA will establish the initial engineering and economics towards the path to production.

Quality Assurance – Quality Control (QA/QC)

Soil Samples QA/QC

Lannister’s soil sampling program quality assurance/quality control (QA/QC) protocol involved collecting duplicate samples and inserting blank samples into the soil sample stream. Blank samples were inserted into the sample stream at irregular intervals for samples ending in “0” at a rate of 5%. Duplicate samples were collected at irregular intervals for samples ending in “9”, a rate of 5%. A total of 65 duplicate samples and 64 blanks were inserted into the soil sampling stream.

Forty-six coarse blanks returned a value above the limit of detection (Au= 0.02 ppb) but within 3 standard deviations of the detection limit (x3 LOD) (Graph A.). Five samples returned values above x3 LOD. These failures do not pose any concern for the confidence in the lab or dataset. Lannister believes the data is suitable for its intended use herein and is suitable for exploration.

Graph A. Coarse Blank Au concentration.

There was a significant proportion of discrepancies between the duplicate samples with duplicate samples returning a failure rate of 52% (Graph B.). Part of the error can be attributed to the inherent nature of soil sampling and part can be attributed to the low concentrations that were measured in the samples. Soil samples are inherently biased to some degree and a higher degree of variance is expected. The author believes the discrepancies are reasonable for the type of sampling conducted. Lannister believes the data is suitable for its intended use herein and is suitable for exploration.

Graph B. Duplicate sample Au concentration.

Rock Sample QA/QC

Lannister’s rock sampling program QA/QC protocol consisted of the insertion of coarse blank material, standards and field duplicate samples. The standards were inserted into the sample stream at approximately every tenth sample on sample numbers ending in “0”. The standard reference material (SRM) used included standards CDN-CM-47 and CDN-ME-1811 and a blank pulp CDN-BL-10. SRMs were inserted at a rate of 6%. Duplicate samples were inserted throughout the sample stream at sample numbers ending in “5” at a rate of 3%. Three coarse blank samples were inserted into the sample stream at sample numbers ending in “5” at a rate of 2%. A total of 15 QAQC samples were inserted into the rock sample stream including 3 coarse blanks, 3 duplicates and 9 standards.

Standard CDN-CM-47 (Graph C.) returned no failures, all assays returned values within 2 standard deviations of the expected value.

Graph C. CDN-CM-47 Au concentration.

Standard CDN-ME-1811 (Graph D.) retruend one recorded failure with a result just outside of 3 standard deviations of the expected value. This failure does not pose any concern for the confidence in the lab or dataset.

Graph D. CDN-ME1811 Au concentration.

All pulp blank, CDN-BL-10, samples returned assays below the pulp certified value (Graph E.).

Graph E. CDN-BL-10 Au concentration.

One coarse blank sample returned a value above the limit of detection but within 2 standard deviations of the detection limit (Graph F.).

Graph F. Coarse Blank Au concentration.

Two duplicate samples returned significantly different assays from the parent samples (Graph G.). Due to the inherent nature of rock sampling, rock grab samples are biased to some degree with respect to selective sampling of obviously mineralized material to the exclusion of weakly or not mineralized material that may occur in the same area.

Graph G. Duplicate sample Au concentration.

There were no significant issues to report with the analytical work completed at ALS based on Lannister’s QA/QC program.

Data Verification Procedures

Lannister and the authors of the report(s) have reviewed the historical exploration data including the compiled drill hole database provided by Mr. Perrtu and completed a preliminary data verification program on behalf of Lannister. The digital drill hole assays were compared to scanned, original assay certificates from Mount Powell Laboratories, Dawson Metallurgical, Barringer Laboratories, Assay Labs, ACME Analytical and Precision Assay Labs provided by Mr. Perrtu. All typographical errors were corrected, and missing assays were digitized and added to the database.

Drill hole locations were provided with local grid coordinates and plotted on a detailed orthophoto. Orthorectification of this image allowed for the recalculation of the drill hole coordinates into NAD83 Z12 coordinates with an estimated error of <20 m. The historical drill data is considered in good shape for exploration and its use herein. Additional verification work, including confirmation drilling, may be required to utilize the data in the future.

The Basin Gulch Property

The Property is located in west-central Montana, U.S.A. The Property is located approximately 17 miles (27 km) west of Philipsburg, Montana in Granite County and lies within the Rock Creek Mining District. The Property can be accessed by travelling west from Philipsburg for approximately 15 miles (24 km) on State Highway 438, continuing west along the Lower Rock Creek Road for 2 miles (3.2 Km) to an unimproved mine access road that heads up to Basin Gulch toward the south. Local access to most areas of the Property is via historical drill roads and logging roads (Figure 1).

The Project comprises 11 patented mining claims totaling 216.33 acres (87.55 hectares) and 131 unpatented mining claims totaling approximately 2,642 acres (1,069 hectares). The unpatented claims overlap the patented claims (Figure 2).

On September 15, 2020, 1247666 BC Ltd. (“1247666”) entered into a Property Acquisition Agreement with BG Holdings Group, LLC and Basin Gulch Co. (collectively, the “Vendors”). On September 21, 2021, 1247666 and Lannister Mining Corp. (“Former Lannister”) amalgamated to form a new entity, Lannister Mining Corp. (the “Company” or “Lannister”). Upon Amalgamation, the Company acquired the Property Acquisition Agreement. Pursuant to this Property Acquisition Agreement, Lannister agreed to acquire fifty-three (53) unpatented claims and to assume all rights and obligations under the existing lease agreement for eleven (11) patented mining claims. Concurrently, a Novation Agreement was executed amongst Skanderbeg, Lannister, 1247666 BC Ltd., and BG Holdings Group, LLC. The purpose of this Novation Agreement was to assign all rights and obligations under the original Property Acquisition Agreement to Lannister, and to effectuate a share exchange pursuant to the terms therein. Following the Property Acquisition Agreement, 60431 Montana Ltd. staked an additional seventy-eight (78) unpatented mining claims. This additional 78 unpatented claims together with the first 53 unpatented claims brings total unpatented mining claims to 131 through acquisition and staking. In accordance with the obligations set forth in the Property Acquisition Agreement, Lannister shall remit payment to the Vendors as follows:

●	One hundred fifty thousand United States Dollars ($150,000) upon execution of the Property Acquisition Agreement (this payment has been duly made);

●	Two hundred fifty thousand United States Dollars ($250,000) on the first anniversary of the Property Acquisition Agreement (this payment has been duly made);

●	Three hundred thousand United States Dollars ($300,000) on the second anniversary of the Agreement (this payment has been duly made); and

●	Three hundred fifty thousand United States Dollars ($350,000) on or before the third anniversary of the Agreement (this payment has been duly made).

In the event that Lannister is listed on a national stock exchange, Lannister shall be obligated to issue Vendors a number of shares constituting an aggregate of five percent (5%) of the total issued and outstanding shares of Lannister immediately subsequent to the completion of its public offering.

The patented claims are held under a lease agreement with Strategic Minerals, Inc. The agreement covers 11 patented claims (as described above) and was signed on April 6, 2006. A Memorandum of Lease was filed, by and between Metesh family and Lannister Mining, Corp., a British Columbia corporation, assignee and successor in interest to Strategic Minerals, Inc., a Nevada corporation, and Basin Gulch Co., a Florida Company, dated March 3rd, 2022, and recorded March 7th, 2022 in the official records of Granite County, MT. The lease is valid for 10 years.

The Metesh family holds an advance production royalty over the patented claims of US$25,000 paid every 6 months (March 10 and September 10) to be paid until production commences. The Metesh family retains a production royalty of 3% of gross gold and silver sales due semi-annually once commercial production has commenced. The total sum of payments, whether advance production royalty or production royalties to be paid to the Metesh family shall not exceed US$8 million dollars.

As per the Property acquisition agreement there is a 2% royalty on claims outside the Metesh Lease. Lannister can purchase half of the 2% royalty for $1 million dollars (USD) until December 31, 2025.

The Company currently holds a valid exploration license (License #00875) to conduct drilling and trenching within the patented mining claims. As part of this license a reclamation bond of $219,181 was submitted to the DEQ on December 16, 2022. While the bond is in place the exploration license can be renewed annually for US$25 which has been completed for 2024.

State mining regulation apply to both private (patented) and public (unpatented) lands in Montana. An Exploration License is required to complete all mineral exploration activities that may involve surface or subsurface disturbance. To acquire an exploration license we must submit a plan of operations including the area to be explored, location and type of planned exploration activities (i.e. drill holes, trenches) and a disturbance reclamation plan. An Exploration License is not a mining permit and cannot be used for mining. There are no defined review times but typically approvals are processed within 30-45 days.

Additionally, a stormwater permit, along with a stormwater pollution prevention plan, a temporary water use permit and a Notice of Intent (NOI) are required. The Company currently has a stormwater permit (Permit#MTR100000) which is valid until 2027 by paying an annual fee of US$750 which has been paid for 2024.

For small scale mining and test mining operations a Small Miner’s Exclusion Statement (SMES) can be obtained. The SMES process is much faster and simpler than the permitting process for an Operating Permit which is required for larger mines in Montana. The SMES allows for ≤ 5 acres of disturbance at up to 2 sites if they are ≥ 1mile apart. A SMES can be obtained within months of filing of an application.

Our Opportunity

The town of Philipsburg, MT is located approximately 17 miles (27 km) by road east of the Basin Gulch Property. It has a population of ~1,000 according to 2008 United States Census data. Philipsburg is a mining and tourist town and is the county seat of Granite County. Services available at Philipsburg include housing, hotels, food and restaurants, hospital and a non-commercial airfield. The nearest major city is Butte, MT located 70 miles (110 km) southeast of the Property and 54 miles (87 km) southeast of Philipsburg. The closest full-service community is Anaconda, Montana, located 47 miles (75 km) southeast of the Property along State Highway 1. The nearest commercial domestic airport is located in Butte, MT. An international airport is located 90 miles (145 km) away in Missoula, Montana. Highway truck transport services are available in Philipsburg. No rail service is available to Philipsburg (Figures 1 and 2).

No public power or phone service or other mining infrastructure is available at the Property. Radio and cell phone communications and a diesel generator have been used during previous field seasons. Sufficient water for exploration is available from Basin Gulch, Rock Creek and other local creeks draining the Property. There is very good access to the property for exploration work. The Project can be accessed year-round. Most exploration activities associated with fieldwork and drilling can likely be conducted year-round, although there may be periods in December to March, where snow conditions at the higher elevations may temporarily impede fieldwork.

Figure 1. Location

Figure 2. Basin Gulch Claims and Patents

The Property is located at the head of Basin Gulch and Quartz Gulch, on the northern slopes of West Fork Buttes, within the Sapphire Range of the Western Montana Rocky Mountains. This area is underlain by a series of metamorphosed Precambrian (1.5 Ga to 800 Ma) marine sedimentary rocks known as the Belt Supergroup which were intruded by Laramide-age silicic volcanics. In this area the late Cretaceous to early Tertiary Laramide orogeny resulted in the formation of the Sapphire Mountain Range. In the area of Basin Gulch, the Tertiary igneous rocks are predominantly biotite-rich rhyolites and trachytes, ash flow tuffs, and associated granites of Eocene age (~50 Ma).

Several diatreme complexes located within the igneous complex have been identified at the head of Basin Gulch. The major diatreme complex on the Property is known as the Basin Gulch or BG diatreme. Several, smaller parasitic diatremes are found throughout the Property and in the surrounding area. The BG diatreme can be described as an Eocene silicic volcanic and intrusive complex that intruded between the plates of two Precambrian thrust sheets. The gold mineralization on the Property is directly related to the diatremes and their associated structures which form the main gold target in the area.

Gold mineralization has been identified throughout the Property at or near surface in rock samples, outcrops and trenches. Drilling has confirmed that the mineralization extends to depths greater than 1,000 feet (300 m) and averages approximately 0.01 to 0.02 ounces per ton (opt). Locally higher grade zones have been identified associated with the margins of the various diatremes and with the post- and pre-diatreme dykes and faults. Interpretation of a CSAMT geophysical survey modelled the diatreme complex to extend to below the geophysical study datum of 1,500 feet (450 m). The majority of historical drilling completed on the Property has been relatively shallow and has not intersected the base of the diatreme.

Basin Gulch is interpreted to be a gold and silver intrusion related, diatreme-type deposit that is associated with, and constrained by, the structures surrounding the local diatremes. The mineralized zones are hosted in breccias associated with fracture zones found at the margins of the diatremes. The mineralization is fairly simple, with the gold varying from fine to very coarse. Test work conducted by Kappes, Cassiday & Associates on behalf of Cable Mountain Mine Inc. (CMM) in the 1990’s indicated that the gold is easily extracted using cyanidation or other gold extraction reagents. A leach recovery rate exceeding 90 percent was reported for some samples. However, due to the prohibition of open pit cyanide leach mining in Montana an alternative processing and extraction method will need to be investigated.

Historical Exploration

The Basin Gulch Project lies within the Rock Creek Mining District. The Rock Creek area is best known for it’s sapphire production. However, gold has historically been placer mined in the Basin/Quartz Gulch area since the early 1900’s. The source of the placer gold was unknown. Gold mining was intermittent with production reported in 1911, 1914 to 1928, 1934 sand 1940. Historical reports indicate that production from Basin Gulch was modest, production being impeded by a lack of water impeded. In 1948, Lynch (1948) suggested that the gold was sourced from the intrusive volcanic rocks exposed near the headwaters of Basin Creek. Sapphires have also been reportedly recovered from the placer operations in Basin Gulch (Frishman, 1992). Historical workings including excavations, mine ponds, remains of log cabins and out buildings, log and dirt dams, and hydraulic diversion structures are still found on the Property.

Modern exploration was conducted over the Property area between 1987 and 1997. In 1987, Cable Mountain Mine Inc. (CMM) discovered a large, mineralized diatreme complex in the upper drainage of the Basin Gulch which was interpreted to be the lode source of the placer gold. The area was extensively explored until 1997 resulting in the completion of 318 reverse circulation (RC) and diamond drill holes totaling over 110,000 feet (33,530 m) (Table 1.), 46 trenches totaling over 15,000 feet (4,570 m), two geophysical surveys, a soil geochemistry survey, topographic surveys, geological mapping and pre-development studies. From 1997 to 2017 the Property changed ownership several times; only desktop studies including data compilation and verification and modelling were completed during this period. The authors have reviewed and accepted the historical results as disclosed herein.

Table 1. Historical Drill hole summary

		Total Drill Holes
Company	Year	RC	DDH	RC with Core tail
CMM	1987	2
Chevron	1989	11
Cyprus	1992	5
CMM	1993	14	2	2
CMM	1994	68	2	1
CMM	1995	117
CMM	1996	50
CMM	1997	52	3
Total		319	7	3

In 1987, Rauno Perttu of CMM recognized the lode potential of the Basin Gulch area and acquired the patented claims. A large block of unpatented claims in the surrounding area was additionally staked. Two shallow holes (BG-1 and BG-2) were drilled near the upper part of the Basin Gulch drainage near the central area of the current Property. The holes targeted a suspected diatreme. Hole BG-1 was too shallow and did not intersect the diatreme. Hole BG-2 was drilled on the southwest margin of the diatreme and intersected significant shallow ore-grade gold and silver mineralization (Perttu, 2009).

The project was subsequently farmed out to Chevron Resources. Chevron’s work was clustered around, and downhill of, the discovery hole BG-2. Chevron’s exploration program included a soil geochemistry survey, 11 shallow RC holes and 13 shallow trenches. The geochemistry survey covered the area over and surrounding the placer mining. Several strong soil anomalies were identified across the soil survey including in the area of hole BG-2. Some of the soil anomalies extended beyond the boundary of the survey. The drill holes were completed in the area of hole BG-2 along what Chevron interpreted to be a mineralized high angle structure. Six of the 11 holes intersected shallow ore-grade mineralization. The remaining 5 holes did not intersect mineralization and were interpreted to be too shallow. From the trench sampling program broad zones of silver and gold mineralization were intersected in several of the trenches. The property was subsequently sold to Cyprus.

Cyprus completed an exploration program in late 1992 that included six (6) trenches and five (5) drill holes. Five (5) of the trenches were excavated in the Basin Gulch area and encountered broad zones of mineralization. However, Cyprus’s program was largely focused on a small area in Cornish Gulch located ~1.3 km (4,500 ft) northeast of the earlier drilling. The longest trench and all 5 drill holes targeted mineralization in the middle and lower hillside of ridge on the west side of Cornish Gulch near the eastern margin of the current unpatented claims. This area contained anomalous mineralization in outcrop within altered shallow rhyolitic igneous rocks. The mineralization appeared to dip gently into the hillside and did not extend to the bottom of the hill. Cyprus interpreted the mineralization to be controlled by a high-angle structure and along with the steep topographical constraints in this area drilled on the lower flank of the hill below the mineralization. Three of the five drill holes intersected anomalous mineralization. Vertical hole 92BG-C2, bottomed out at 350 feet (107 m) in continuous gold mineralization. The trench was located along the road below the hillside and largely contained colluvium. Anomalous gold mineralization was intersected over an interval of 160 feet (50 m).

Cyprus dropped the project due a corporate decision and CMM regained control of the Project in 1993.

CMM conducted exploration programs on the project from 1993 to 1997 including drilling, trench sampling, and ground geophysics. The work completed by CMM identified significant gold and silver mineralization associated with the main BG diatreme complex located at the head of Basin Gulch. Float and outcrops containing anomalous mineralization were also identified across the Property (Figures 3 and 4).

Between 1993 and 1997 CMM drilled 312 holes totaling approximately 105,000 feet (32,000 m) over the entire property, all of these holes lie within the confines of the current Property (Figures 3 and 4). The majority of holes were drilled vertically using RC rigs; 8 diamond drill holes and 4 RC holes with core tails were completed. The majority of holes (87%) were shallow with total depths less than 500 ft. The deepest hole total totalled 1,045 feet (320 m) and ended in mineralization. Additionally, 27 trenches were completed most of which were located over the main mineralized zone (Figures 3 and 4).

The results from the drilling and trench sampling programs indicated that the diatreme complex measured approximately 2,600 feet by 3,300 feet (800 by 1000 m) on the surface, and appeared to be related to other mineralized occurrences in the local area. The diatreme complex was characterized by overall low-grade gold and silver mineralization and local high-grade mineralization. Widely scattered areas of the intrusive contained base levels of gold averaging between 0.01 to 0.02 opt. Numerous holes returned anomalous results with both wide modest grade intercepts and narrower high grade intercepts (Table 2). As demonstrated by holes: BG94-05RC intersected 0.096 opt Au (3.276 g/t) over 240 feet (73 m) including a zone of 125 feet (38 m) which averaged 0.146 opt Au (4.996 g/t). Core hole (BG94-05blD) which was completed at the same location and returned comparable assays over similar intervals: 0.119 opt Au (4.064 g/t) over 197 feet (60 m) including a zone of 77 feet (23 m) at 0.279 opt Au (9.549 g/t). Other wide intercepts included hole 595-073RC with an intersection 180 feet (55 m) with an average grade of 0.029 opt (0.992 g/t) including 110 feet averaging 0.043 opt (1.471 g/t) Au; hole BG95-91RC with an intersection 370 feet (112 m) with and average grade of 0.034 opt (1.181 g/t) Au with a subsequent intersection of 100 feet (30 m) with an average grade of 0.067 opt (2.287 g/t) Au; BG94-01RC with an intersection 240 feet (73 m) averaging 0.096 opt (3.276 g/t) including 125 feet (38 m) averaging 0.0146 opt (4.996 g/t) Au.

Table 2. CMM Historical Assay Highlights from Drilling.

Hole ID	From (ft)	To (ft)	Width (ft)	Au (opt)	Ag (opt)	Au (g/t)	Ag (g/t)
BG93-08RC	0	110	110	0.048	0.651	1.641	22.323
including	0	70	70	0.063	0.694	2.162	23.793
BG93-14RC	0	80	80	0.026	0.661	0.891	22.675
BG94-01RC	10	250	240	0.096	0.789	3.276	27.036
including	100	225	125	0.146	0.486	4.996	16.677
BG94-05RC	10	250	240	0.096	0.789	3.276	27.036
including	100	225	125	0.146	0.486	4.996	16.677
BG94-05blD	25.3	221.9	197.6	0.119	0.882	4.064	30.251
including	130.5	207	76.5	0.279	0.867	9.549	29.722
BG94-12RC	60	145	85	0.052	2.721	1.771	93.297
BG94-15RC	205	310	105	0.053	0.359	1.809	12.31
including	220	290	70	0.068	0.337	2.346	11.559
BG94-33RC	40	195	155	0.022	0.316	0.765	10.839
BG94-36RC	195	275	80	0.02	0.313	0.677	10.714
BG94-55RC	70	235	165	0.024	0.241	0.806	8.268
BG94-56RC	30	165	135	0.016	0.419	0.556	14.349
BG95-003RC	70	150	80	0.028	0.161	0.96	5.529
BG95-004RC	50	215	165	0.027	0.204	0.933	6.992
BG95-008RC	65	300	235	0.089	0.3	3.052	10.286
including	125	295	170	0.114	0.319	3.923	10.951
BG95-010RC	185	270	85	0.035	0.186	1.202	6.373
including	205	270	65	0.04	0.198	1.361	6.804
BG95-034RC	70	180	110	0.039	0.416	1.322	14.275
BG95-036RC	160	240	80	0.033	0.158	1.136	5.4
BG95-037RC	215	295	80	0.031	0.321	1.071	11.014
including	225	280	55	0.037	0.395	1.284	13.527
BG95-062RC	130	320	190	0.036	0.237	1.22	8.12
BG95-067RC	140	235	95	0.044	0.2	1.523	6.857
BG95-073RC	195	375	180	0.029	0.323	0.992	11.086
and	415	525	110	0.043	0.235	1.471	8.042
BG95-084RC	50	150	100	0.022	0.079	0.744	2.709
BG95-086RC	315	420	105	0.029	0.143	0.98	4.898
BG95-091RC	35	405	370	0.034	0.302	1.181	10.36
and	425	525	100	0.067	0.447	2.287	15.326
BG96-001RC	170	245	75	0.021	0.197	0.731	6.766
BG96-015RC	380	460	80	0.017	0.171	0.574	5.871
BG97-24RC	0	130	130	0.081	0.376	2.767	12.897
including	0	60	60	0.108	0.455	3.709	15.6
FS97-04cRC	110	210	100	0.068	0.286	2.338	9.806

Figure 3. Historical Drilling on the Basin Gulch Property.

Figure 4. Historical Trench Locations on the Basin Gulch Property

Nearby shallow much smaller diatreme zones appear to be adjacent outliers to the main diatreme complex. These outliers are associated with an inferred controlling fault zone that may also be an important control for the main diatreme and for some of the inferred veins. Two of these smaller adjacent diatremes appear to contain near-surface “boiling zones”, and contain high-grade gold and silver mineralization. CMM also reported that anomalous mineralization occurred along structural zones projecting potentially several miles outward from the Basin Gulch mineralized area.

Surface sampling indicated that the mineralization extends across an area of at least 8,000 feet by 14,000 feet (2,400 by 4,300 m) encompassing an area of approximately 2,600 acres (1,052 hectares). Outside of this area of mineralization, geochemical anomalies associated with favorably altered, shattered quartzites and igneous rocks indicated the potential area of mineralization may extend to cover approximately 4,500 acres (1,821 hectares; Perrtu, 1997).

Two geophysical surveys were completed by CMM in 1993 and 1994.

In 1993 a VLF (Very Low Frequency) survey was completed by W.I. Van der Poel of Missoula, MT. This report or data were not available for inspection however, DBA, 2009 and Perttu, 2017 report that the results of the survey were confusing. The general geologic interpretation reported by the geophysicist was somewhat consistent with the local geologic mapping however the lack of detail provided with the interpretation made the survey data un-useable. There is no record of the location of the VLF lines negating the possibility of re-interpretation or correlation with the geology.

In July 1994, Zonge Engineering and Research of Tucson, AZ was contracted to complete a series of Controlled Source Audiofrequency Magnetotelluric (CSAMT) geophysical survey lines across the top of the mineralized zone. These lines clearly delineate the location of the highly conductive diatreme (Figure 5). The survey was completed along seven (7) lines that were located on or near the Basin Gulch Diatreme. A total of 214 stations were read at frequencies from 8,192 Hz to 2 Hz. The interpretation of the CSAMT data included a correlation to the geology of the area (Zonge, 1994).

The CSAMT data indicated that the highly conductive and altered portions of the diatreme extend to the depth of the survey, approximately 1,500 feet (450 m) below the surface. This was interpreted to indicate that the breccia pipe extends well past 1,500 feet (450 m) depth with a consistent electrical signature.

The CSAMT geophysical survey may have traced the location of the main cross-fault.

The geophysics shows a paired high-conductivity zone, which crosses the diatreme surface expression from northeast to southwest. The high-conductivity zone may be offset by a younger, northwest-trending right-lateral, strike-slip fault, which appears to have post-diatreme movement. This younger fault follows the Basin Gulch drainage, and is suggested by a possible offset of the two parallel high-conductivity zones in the geophysical data, by possible similar sense surface offsets of the diatreme, and by post-diatreme faulting seen in core hole BG94-37C, at the projection of the proposed fault. Morphologic and lithologic changes across the projection of the proposed fault are consistent with this interpretation. The fault appears to post-date diatreme emplacement but pre-date mineralization (Perttu, 1997).

Figure 5. Portion of Line BL-4 showing a representative section through the diatreme as imaged by CSAMT.

Additionally various CSAMT cross-sections indicate the presence of small parasitic diatremes that emanate from the main eruptive center and appear to be connected at depth. These small diatremes are consistent with small features that have been mapped at the surface.

Zonge summarized the results of the survey as follows (Zonge, 1994):”… On all lines, the area outlined as the diatreme on the surface geology map is seen to be conductive on the northern two-thirds of the diatreme, and more resistive on the southern portion. The conductive zone is bounded by a strong narrow resistor. (…)

The mapped southern boundary of the diatreme on lines BL-1, BL-2, and BL-4 is associated with a weak, locally resistive zone in the CSAMT data. Lines BL-3 and BL-5 do not cross the southern boundary of the diatreme. The northern boundary of the diatreme is less well-defined in the CSAMT data; the change in resistivity to the north is more gradual, and is associated primarily with deep changes in resistivity. These deeper changes, best seen on Plate 8, form a “bench” near the northern limit of the diatreme.

On the lines that crossed it, the contact between the Tertiary intrusive (on the north) and the Missoula Group (on the south) is associated with a locally resistive zone. This contact does not show as much resistivity contrast as the contact described above within the diatreme.

In general, Line BL-4 (Plate 7) shows the best overall picture of the subsurface electrical resistivity structure at this site; a large low resistivity zone, extending from station 0 to station 1700, bounded sharply on the south and more gradually on the north. A large resistive zone extends from station 1700 to the south, and a very steep dip to the north is indicated.

Near the southern end of Line BL-4, a strong low resistivity zone is seen from approximately station 4000 to 4600. This conductive anomaly is bounded on the south by a narrow resistive feature, similar to the resistive-conductive contact within the diatreme itself. This conductive zone apparently does not extend far enough west to be detected on Line BL-2.

It is very important to note that static effects (from very near-surface features) and high contact resistance definitely influenced the data on this project. These effects also provide information, however, and the interpretation has been made on the basis of both raw Cagniard resistivity and static-corrected resistivity. The raw data provide surface and very near-surface information, while the static-corrected data de-emphasize shallow features in order to delineate deeper resistivity structures…”

In 1996, Kinross became interested in acquiring the property from CMM. Kinross completed a review of the project in 1996-1997 which included re-logging of the available core holes and over 200 RC holes, re-assaying 275 sample intervals and metallurgical testing. The re-assay samples were sent to American Assay Labs, Sparks (NV). Results confirmed the original assays reported by CMM. The re-logging confirmed that mineralization was ubiquitous in all rocks with no one rock type having preferential mineralization. Higher grade mineralization was found to be associated with the marginal areas and edges of the intrusive volcanics (Kinross, 1997; Perttu, 1997). The sale of the property was never competed due to the passing of Citizens Initiative Cl-137 in 1998 and a coincidental drop in gold prices. Citizens Initiative Cl-137 banned cyanide leach processing from open pit gold operations in Montana and was effectively seen by most mining companies as a moratorium on large-scale open-pit gold mining in the State. Shortly thereafter, in 1997, CMM ceased its activities and terminated its lease on the Metesh property. Between 1997 and 2006 the Metesh property remained dormant. The authors have reviewed and accepted the historical results as disclosed herein.

Exploration Conducted by Lannister

In 2021 Lannister conducted an exploration program on the Basin Gulch Property. The exploration work included the reconnaissance of historical trenches and drill holes, the collection of 126 rock samples and 1,562 soil samples, along with a ground geophysical survey.

The reconnaissance work and sampling program was completed between May 30 and July 5, 2021. During the reconnaissance program the crew was tasked with trying to locate and identify historical trenches that were ortho-rectified from historical maps. The majority of the historical trenches on the Property have been reclaimed so they were difficult to locate. Only 2 instances of trenches that match historical records were identified in the field. However, 47 additional trenches were identified in the field that were not on the historical maps as well as 41 small sample pits scattered throughout the Property (Figure 4). The majority of the newly identified trenches are located with the main diatreme complex northeast of the previously orthorectified historical workings.

In the summer of 2021, soil samples were collected on a grid centered over the patented claims but extending onto the BLM mineral claims. The soil grid covered an area of 1.7 km by 2.0 km covering the BG diatreme complex and extending southwards. A total of 1,247 soil samples were collected including 65 duplicates. The samples were analysed for 61 elements using the ultra-sensitive Ionic Leach method at ALS Global, Vancouver, BC, Canada (ALS). The ionic leach technique is designed to detect and define subtle, low level anomalies and is very useful where conventional geochemical techniques may be ineffective due to the presence of overburden deposits. Ionic leach sampling identifies geochemical anomalies that are typically weak but the anomalies are in sharp contrast to background values. Additionally anomalies identified by ionic leach sampling tend to be spatially coherent indicating that the anomaly is related to a bedrock signature rather than overburden noise.

The results of the 2021 soil sampling program show an anomalous response in Au and Ag related to the BG diatreme and edge of the diatreme (Figures 6 and 7). Further work is needed to assess the relationship between the anomalous Au responses and the historical ground disturbance in this area. Preliminary PCR (Principal Component Regression) analysis of the data did not identify any strong positive correlations between Au or Ag and other pathfinder elements. A general association between anomalous Au and low Ca was observed which may indicate a correlation between anomalous gold and decalcified areas. A correlation between anomalous gold and high As and Sb results is evident within the diatreme. Detailed interpretation of the soil sampling results should be completed.

Additional anomalies were also identified by the soil sampling program (Figures 8 and 9). A coherent Au and As anomaly is located approximately 500 m south of the BG diatreme in an area that was the focus of historical drilling and trenching. The anomaly measures approximately 500 m by 500 m. Smaller gold anomalies are also evident to the southwest and southeast of the BG diatreme.

Figure 6. Ionic Leach soil sample results – Au (ppb)

Figure 7. Ionic Leach soil sample results – Ag (ppb)

Figure 8. Ionic Leach soil sample results – As (ppb)

Rock samples were collected during the soil program. Rock samples were collected from float samples, outcrop exposures and historical trenches across the soil grid area. A total of 126 rock samples including 3 duplicates were collected. Anomalous gold assays were recovered across the Property associated with the historical workings in and around the BG diatreme and other historically active areas including the anomalous areas identified by the soil sample survey (Figure 9).

Samples collected within and along the southwest edge of the BG diatreme returned up to 3.43 ppm Au with 10 samples returning >0.5 ppm Au. The samples were mainly collected from float and consisted of silicified volcaniclastic rocks and quartzite that exhibited limonite and hematite.

Samples collected to the southwest of the BG diatreme returned up to 3.72 ppm Au with 6 samples in the area returning >0.5 ppm Au. Sample D239174 which returned 3.72 ppm Au also returned 124 ppm Ag. This sample was collected from, a historical trench and consisted of a silicified pink quartzite breccia. The vein surfaces were limonite rich. A secondary vein containing drusy quartz contained hematite.

Samples collected approximately 500 m south of the BG diatreme in the area associated with the Au-in-soil anomaly and historical workings returned up to 3.72 ppm Au with 6 samples returning >1.0 ppm Au. Samples consisted largely of float samples of vuggy and/or brecciated quartz veins showing hematite, limonite and goethite alteration.

Lannister conducted a ground magnetics survey over the Basin Gulch property between January 31st and February 27th, 2021 (Figure 10). The survey was focused over the BG diatreme, other historical workings and areas identified as highly prospective for gold and silver mineralization. The survey was completed using a high sampling rate paired with closely spaced survey lines to produce a high-resolution magnetics map over the Property.

The ground magnetics survey grid consisted of 120 survey lines: traverse lines were oriented east west and spaced 50 metres (m) apart; with infill lines offset at 25 m from the main grid. Survey lines of variable length between 1,100 m and 1,750 m were used to avoid avalanche prone areas of the Property. The survey totalled 129.76 line-km of magnetic survey data, covering approximately 530 hectares. Several areas of the Property remained inaccessible at the time of surveying due to extensive snow cover and avalanche danger.

Figure 9. Rock sample assay results – Au (ppm)

Figure 10. 2021 Residual Magnetic Intensity (RMI) with Upward Continuation filter of 10 m and Reduced to Pole (RTP)

Smoothing and enhancement filters were applied to the Residual Magnetic Intensity (RMI) to highlight and attenuate high-frequency signals and enhance the signals originating from geological sources. Regional trends on the Property were best highlighted using an upward continuation (UC) filter at 10 m to minimize the high-frequency responses and a Reduce to Pole (RTP) algorithm which places the peak of the response over the anomaly producing it (Figure 10). The processed geophysical data show that the major, northeast trending fault crossing the Property and the BG diatreme are associated with a low amplitude magnetic response. Mineralization within and along the margins of the BG diatreme is also associated with a low amplitude magnetic response.

No drilling has been completed on the Property by Lannister. A trenching and trench sampling program is currently in progress.

Exploration Plan for the Property

We are planning to engage in a two-phase exploration program. The details of our proposed exploration program are as follows

Phase 1

The Phase 1 exploration program should include surface exploration, drilling and mineral resource estimation. The surface exploration program should consist of detailed geological mapping, prospecting, and a structural interpretation of the Property. Sampling should be completed over a total of 10 trenches totalling 5,000 m.

Phase 2

Phase 2 of the exploration program will be contingent on the results of Phase 1 and is recommended to proceed upon the successful delineation of a maiden mineral resource estimate. Phase 2 exploration should include follow-up exploration and expansion drilling of 20 drill holes totalling approximately 4,000 m. The proposed budget to complete Phase 2 is approximately $2,600,000 (Table 18.1).

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	We have an experienced management team comprised of experienced mining executives and operators with a strong history of de-risking and delivering results

●	We have a large consolidated land package with a significant history of conducted exploration work. Data from this historical work is readily available and in good standing allowing its use in future updated SK-1300 versions.

●	The historical work shows that there’s extensive exploration upside in multiple directions.

●	Our land package primarily sits on coveted ‘patented’ land claims which require minimal permitting. This allows the company to mobilize works crews for exploration and development versus ‘unpatented’ land claims which require additional permitting steps.

●	Our land package is 16 miles by road from Philipsburg, Montana with and experienced work force and 55 miles by road from Butte, Montana a large city center

●	Our land package is also away from and key waterways that are used for fishing.

●	Existing infrastructure is close by including paved highways and power.

Our Growth Strategies

We have developed a strategic plan for further exploration and development of the project that includes the following milestones:

●	Drilling to support of maiden Mineral Resource Estimate the grade and tonnage of gold and silver material

●	A Preliminary Economic Assessment to substantiate the required engineering and economic benefits

●	Continued drilling and technical work to de-risk the Project as part of the necessary steps towards mining potential

Seasonality

The Basin Gulch property is accessible by road and can be accessed year-round provided adequate vehicles and snow clearing occurs during the winter season. The Project can be worked and accessed 12 months per year provided adequate measures are realized during the winter months from December to March. The area does not suffer from heavy precipitation during the summer and is not hampered by heavy snowfall during the winter. Access and work can continue throughout the year and is not hampered by seasonality issues from weather and climate. Although, winter work programs and are subject to higher costs and logistical concerns due to freezing temperatures and snow clearing. Winter programs are adequate for exploration drilling but not suitable for ground sampling due to frozen and snow covered terrain.

Competition

We face intense competition in the mineral exploration and exploitation industry on an international, national and local level. We compete with other mining and exploration companies, many of which possess greater financial resources and technical facilities than we do, in connection with the exploration and mining of suitable properties and in connection with the engagement of qualified personnel. The mining industry is fragmented, and we are a very small participant in this sector. Many of our competitors explore for a variety of minerals and control many different properties around the world. Many of them have been in business longer than we have and have established more strategic partnerships and relationships and have greater financial accessibility than we have. We believe that we can mitigate these factors through recruiting or retaining qualified employees and acquiring the necessary capital to fund operations and further develop the company’s exploration properties.

We are also subject to competition from other large national and international mining companies such as Hecla Mining Company and Barrick Gold Corporation. Barrick Gold Corporation currently operates the Golden Sunlight Mine in Montana which has been operating for several decades and has gone through various expansions and changes in ownership. Hecla Mining is exploring two properties in Montana.

Intellectual Property

We do not have any registered intellectual property rights.

Facilities

Our corporate address is Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7. Currently, we do not maintain any office or operational facilities other than an on-site storage facility for our core samples, which we lease at a nominal fee. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Employees

We do not have any employees at this time.

Currently, all of our executive officers and advisers work for us as independent contractors under consulting agreements. These agreements typically include a confidentiality covenant that requires consultants to protect our confidential information during their engagement with us. In addition, these consulting agreements include typical non-compete clauses that prohibit the consultants from entering into competitive employment relationships while they are working for us.

Insurance

We currently insure our directors and officers through Zurich D&O insurance policy. We currently do not insure against mine exploration and development risks.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. There are no legal proceedings material to the Company that the Company is or was a party to, or that any of its property is or was the subject of, since the beginning of the Company’s most recently completed financial year. In addition, the Company is not currently aware of any such legal proceedings being contemplated.

REGULATIONS OF OUR INDUSTRY

Mining operations and exploration activities in the United States are subject to various federal, state and local laws and regulations which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters.

Our activities are subject to environmental regulations in the jurisdiction in which we operate. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner involving stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations and future changes in these laws and regulations may require significant capital outlays, cause material changes or delays in our current and planned operations and future activities and reduce the profitability of operations.

Examples of current U.S. federal laws which may affect our current operations and may impact future business and operations include, but are not limited to, the following: the Comprehensive Environmental, Response, Compensation, and Liability Act, the Clean Air Act, the National Environmental Policy Act and the Clean Water Act.

The primary agency that governs the exploration and mining of reserves that may be identified in the future, in the state of Montana on private lands is the Montana Department of Environmental Quality (“DEQ”). The U.S. Department of the Interior Bureau of Land Management (“BLM”) manages the exploration, development and production of Montana’s mineral resources on federally-owned lands, and implements policies and programs respecting their exploration, development and production, while at the same time protecting the environment. Exploration, development and production of unpatented mining claims is regulated by the BLM. The exploration, development and production of patented mining claims is regulated by the DEQ.

State mining regulations apply to both private (patented) and public (unpatented) lands in Montana. An Exploration License is required to complete all mineral exploration activities that may involve surface or subsurface disturbance. To acquire an exploration license the company must submit a plan of operations including the area to be explored, location and type of planned exploration activities (i.e. drill holes, trenches) and a disturbance reclamation plan. A reclamation bond as determined by the Department of Environmental Quality must be posted. Once approved an exploration license is renewable annually by filing an annual report and payment of a $25 fee. An Exploration License is not a mining permit and cannot be used for mining. There are no defined review times but typically approvals are processed within 30-45 days. The Company currently holds a valid exploration license (License #00875) to conduct drilling and trenching within the patented mining claims.

A stormwater permit is required and filed with the state of Montana weekly when active. A Notice of Intent (NOI) is required and can be filed online along with a stormwater pollution prevention plan. Both also filed with the state of Montana. A temporary water use permit is also required and is filed with the state of Montana. The Company currently has a valid stormwater permit.

For small scale mining and test mining operations a Small Miner’s Exclusion Statement (SMES) can be obtained. The SMES process is much faster and simpler than the permitting process for an Operating Permit which is required for larger mines in Montana. The SME allows for ≤ 5 acres of disturbance at up to 2 sites if they are ≥ 1mile apart. The application must include a plan of operations containing a map and a reclamation plan. A reclamation bond and/or performance bond may be assessed by the DEQ and the federal agency. There is no application or renewal fee for SMES. A SMES can be obtained within months of filing of an application.

In 1998, Montana passed a statute strictly prohibiting the use of cyanide heap and vat leach open pit mining. Citizens Initiative Cl-137 states:

“...82-4-390. Cyanide heap and vat leach open-pit gold and silver mining prohibited.

(1) Open-pit mining for gold or silver using heap leaching or vat leaching with cyanide ore-processing reagents is prohibited except as described in subsection (2).

(2) A mine described in this section operating on November 3, 1998, may continue operating under its existing operating permit or any amended permit that is necessary for the continued operation of the mine…”

We are aware of this law and aim to develop this deposit in accordance with the regulations.

We believe that we are and will continue to be in compliance in all material respects with applicable statutes and the regulations passed in the United States. There are no current orders or directions relating to our company with respect to the foregoing laws and regulations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
James Greig	54	Chief Executive Officer and Director
Kelvin Lee	46	Chief Financial Officer
Mario Vetro	38	Director
Victore Cantore(1)	58	Independent Director
Abraham Max Zaretsky	45	Independent Director
William Randall (1)	45	Independent Director
Joanne Price(1)	51	Independent Director

(1)	Member of the Audit Committee.

James Greig. Jim Greig brings his 25 years of experience advancing and developing projects to production scenarios. Mr. Greig possesses significant technical, financial, and project management abilities to aggressively advance Lannister as a top-tier precious metals company. He is currently a founder and President at Benchmark Metals, advancing a multi-million ounce gold-silver project in north-central British Columbia, Canada. Mr. Greig has a track record of advancing large scope and scale mineral projects with the assistance of significant capital from major institutions and funds. Mr. Greig holds an MBA from the University of Calgary, a BA in Geography from Carleton University, and possesses 25 years of experience in the resource sector, including advancement of the 5 million ounce Esaase Gold Project in West Africa as a member of mine development team at Keegan Resources Inc. (now Galiano Gold). Other resource sector engagements include the Hunter-Dickinson Group, Kennecott Canada, Breakwater Resources Ltd., McIntosh Engineering and Stantec Engineering.

Kelvin Lee. Kelvin Lee has over 15 years of extensive financial management experience with publicly traded companies. He is formerly CFO of Freeman Gold Corp. and prior, had progressively senior roles from Corporate Controller, VP Finance and Administration to Chief Financial Officer, for a TSXV listed gold producer with $400 million in revenue over nine years. His responsibilities included development and execution of financial strategy and operations, including regulatory reporting, financial planning and analysis, treasury, tax and audit. He also held prior Controller positions in the mining industry with various publicly traded companies including Prodigy Gold Inc. that was acquired for $340 million. Mr. Lee is currently CFO and Director of MegaWatt Lithium and Battery Metals Corp. (formerly, Walcott Resources Ltd.); CFO and Director of Karam Minerals Inc.; and CFO of Mantaro Silver Corp. Mr. Lee is a CPA, CGA (British Columbia).

Mario Vetro. Mr. Vetro is an experienced investor and financier. He specialized in structuring and raising growth capital for resource companies. He is currently a Partner at Vancouver based merchant bank, Commodity Partners, which co-founded TSX listed K92 Mining Inc., resulting in the renowned world glass gold discover and mining operation at Kainantu in Papua New Guinea. Mr. Vetro is a graduate of UBC with a major in Political Science.

Victor Cantore. Mr. Cantore is a seasoned capital markets professional specializing in the resource and high-tech sectors. Mr. Cantore has over 25 years of advisory and leadership experience, having begun his career in 1992 as an investment advisor and then moving into management roles at both public and private companies. Mr. Cantore has organized and structured numerous equity and debt financings, mergers and acquisitions, joint venture partnership sand strategic alliances. Serves on the boards of various companies both private and public.

Abraham Max Zaretsky. Abraham “Max” Zaretsky is a graduate of Columbia University and holds a Juris Doctorate from Nova Southeastern University, magna cum laude and with Honors. Mr. Zaretsky has over 18 years of experience constructing funding and financing solutions for individuals and companies, both public and private, through private placement. Mr. Zaretsky created Zemaso Management Company, which opened and operated its first private investment fund nearly 17 years ago, and continues to operate to this day, regularly completing multimillion dollar real estate financing and investment transactions. Through one of the transaction created and managed by Mr. Zaretsky, he formed a group which acquired the Basin Gulch mining project in Montana, and has managed it for the past several years, leading to its acquisition by Lannister Gold Ltd. Mr. Zaretsky is an actively practicing attorney in his private practice in West Palm Beach, Florida, specializing in business and real estate matters. Mr. Zaretsky has served, and continues to serve, on a number of board of directors, both charitable and for profit, including a number of property associations within South Florida.

William Randall Mr. Randall is a professional geologist with over 20 years of experience in the mining and mineral exploration industry.

One of the early movers in the lithium brine industry, where he acquired, discovered and developed the Sal de los Angeles lithium brine project in Argentina. During his time running Sal de los Angeles, approximately $70M was raised for the development of the project which he led through resource development, feasibility, mine permitting and initial construction before being sold in an all-cash deal for $265M.

He has been involved in raising over $200M and the successful development of several mining projects, including joint ventures with majors and national governments. Mr. Randall was raised in Argentina, before moving to Canada where he completed a BSc (Geology) and MSc. (Economic Geology) at the University of Toronto.

Joanne Price Ms. Price, M.Sc., MBA, P.Geo., has 20+ years of experience as an exploration geologist and project manager. She has worked on multiple gold, poly-metallic, and graphite projects in the USA, Australia, and Canada. During her career, she has managed multi-million-dollar exploration programs overseeing technical direction, budgets, and operations. She has extensive experience in field operations, drill programs, technical database administration, land management, community relations, and exploration permitting in multiple jurisdictions.

No family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Board of Directors

The NYSE American listing rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of six (6) directors, James Greig, Joanne Price, Mario Vetro, Victore Cantore, Abraham Max Zaretsky, and William Randall. Except James Greig and Mario Vetro, the rest of the board is independent within the meaning of NYSE American’s rules. We plan to enter into independent director agreements with and, pursuant to which they have been appointed to serve as independent directors effective automatically upon, and subject to, the closing of this offering. As a result of these appointments, our board of directors will consist of six (6) directors, five (5) of whom will be independent within the meaning of the NYSE American’s rules.

A director is not required to hold any shares in our company to qualify to serve as a director. Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures, bonds and other securities, subject to applicable stock exchange limitations, if any, whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party.

Board Committees

We have already established an audit committee of our board of directors. Immediately prior to, and subject to, the closing of this offering, we intend to establish a nominating and corporate governance committee of our board of directors. We intend to adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

The members of our Audit Committee are Victore Cantore, Will Randall and Joanne Price, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and NYSE American’s rules. All members are considered to be financially literate.

A member of the Audit Committee is independent if the member has no direct or indirect material relationship with our company. A material relationship means a relationship which could, in the view of our Board, reasonably interfere with the exercise of a member’s independent judgment.

A member of the Audit Committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our company.

The audit committee will be responsible for, among other things: (i) retaining and overseeing our independent accountants; (ii) assisting the board in its oversight of the integrity of our financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements; (iii) reviewing and approving the plan and scope of the internal and external audit; (iv) pre-approving any audit and non-audit services provided by our independent auditors; (v) approving the fees to be paid to our independent auditors; (vi) reviewing with our chief executive officer and chief financial officer and independent auditors the adequacy and effectiveness of our internal controls; (vii) reviewing hedging transactions; and (viii) reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.

Compensation Committee

The Compensation Committee consists of three members: , and . Each of the Compensation Committee members are considered independent pursuant to the “independence” requirements of Rule 10C-1 under the Exchange Act and NYSE American’s rules. Each member of the Compensation Committee has business and other experience which is relevant to their position as a member of the Compensation Committee. By virtue of having differing professional backgrounds, business experience, knowledge of our industry, knowledge of corporate governance practices and, where appropriate, service on compensation committees of other reporting issuers and experience interacting with external consultants and advisors, the members of the Compensation Committee are able to make decisions on the suitability of our compensation policies and practices. See “Directors and Officers” for a description of each Compensation Committee members experience and education.

While the Board is ultimately responsible for determining all forms of compensation to be awarded to executive officers and directors, the Compensation Committee will, when appropriate, review our compensation philosophy, policies, plans and guidelines and recommend any changes to the Board. See “Executive Compensation” for a discussion of, among other things, the process by which the Compensation Committee in collaboration with the Board determines the compensation of our directors and officers.

Our compensation committee’s and satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and the Section 5605 of the NYSE American’s rules. William Randall will serve as chairman of the compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

The compensation committee will be responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) making recommendations to the board regarding the compensation of our independent directors; (iii) making recommendations to the board regarding equity-based and incentive compensation plans, policies and programs; and (iv) reviewing and assessing annually the compensation committee’s performance and the adequacy of its charter.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of , and . will serve as chairman of the nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The nominating and corporate governance committee will be responsible for, among other things: (i) identifying and evaluating individuals qualified to become members of the board by reviewing nominees for election to the board submitted by shareholders and recommending to the board director nominees for each annual meeting of shareholders and for election to fill any vacancies on the board; (ii) advising the board with respect to board organization, desired qualifications of board members, the membership, function, operation, structure and composition of committees (including any committee authority to delegate to subcommittees), and self-evaluation and policies; (iii) advising on matters relating to corporate governance and monitoring developments in the law and practice of corporate governance; (iv) overseeing compliance with our code of ethics; and (v) approving any related party transactions.

The nominating and corporate governance committee’s methods for identifying candidates for election to our board of directors will include the solicitation of ideas for possible candidates from a number of sources - members of our board of directors, our executives, individuals personally known to the members of our board of directors, and other research. The nominating and corporate governance committee may also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the nominating and corporate governance committee may consider some or all of the following factors: (i) the candidate’s judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate’s experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate’s ability to contribute to the effective management of our company, taking into account the needs of our company and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which we operate.

Duties of Directors

In accordance with the provisions of the BCBCA our directors and officers are required to (i) act honestly and in good faith with a view to the best interests of the Company; (ii) exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; (iii) act in accordance with the BCBCA and its regulations; and (iv) subject to (i)-(iii), act in accordance with the Articles of the Company.

Conflicts of Interest

Certain of the directors and officers of our company are directors or officers of, or have significant shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which we may participate or may wish to participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Such other companies may also compete with us for the acquisition of mineral property rights. In the event that any such conflict of interest arises, a director or officer who has such a conflict will disclose the conflict to a meeting of our directors and, if the conflict involves a director, the director will abstain from voting for or against the approval of such a participation or such terms. In accordance with the BCBCA, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In appropriate cases, we will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors. The term of office of a director upon election or appointment shall cease at the close of the first annual meeting of shareholders following his or her election or appointment, provided that if no directors are elected at such annual meeting, he or she shall continue in office until his or her successor is elected or appointed. Pursuant to the BCBCA a person cannot act as a director of a company unless that person is an individual who is qualified to do so. The following persons are disqualified by the BCBCA from being a director of our company: (i) any individual who is less than 18 years of age; (ii) any individual found by a court, in Canada or elsewhere, to be incapable of managing the individual’s own affairs, unless a court, in Canada or elsewhere, subsequently finds otherwise; (iii) a person in respect of whom a certificate of incapability is issued under the Adult Guardianship Act, unless the certificate is subsequently cancelled under section 37 (4) of the Adult Guardianship Act; (iv) an undischarged bankrupt; and (v) an individual convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud, unless certain enumerated criteria are satisfied.

Employment and Indemnification Agreements

The Company has entered into consulting agreements with our executive officers, who are all are employed as consultants. The consulting agreements can be terminated by the Company without cause upon the payment of thirty-six months’ service fees in lieu of such notice and an amount equal to thirty-six months’ board fees, such service and board fees to be paid in a lump sum, immediately upon termination, to the consultant on the sole condition that the consultant delivers to the Company a signed release. In addition, the consulting agreements can be terminated by the consultant, at any time, following a change of control.

We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Compensation of Directors and Officers

For the fiscal year ended September 30, 2024, we paid aggregate cash compensation of C$0 (approximately US$0) and C$114,000 (approximately US$84,376), respectively, to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers. For information regarding share awards granted to our directors and executive officers, see “Options and Other Rights to Purchase Securities of Our Company.”

Options and Other Rights to Purchase Securities of Our Company

Stock Option Plan

A Stock Option Plan was approved by our Board of Directors effective as of October 13, 2021. The principal purpose of the Stock Option Plan is to advance our interests by encouraging our directors, employees and consultants, and our subsidiaries or affiliates, if any, by providing them with the opportunity, through options, to acquire common shares in the capital of our company, thereby increasing their proprietary interest in our company, encouraging them to remain associated with us and furnishing them with additional incentive in their efforts on our behalf in the conduct of our affairs.

Purposes of Plan: The principal purpose of the Stock Option Plan is to advance our interests by encouraging our directors, employees and consultants and of our subsidiaries or affiliates, if any, by providing them with the opportunity, through options, to acquire our common shares in the capital, thereby increasing their proprietary interest in our company, encouraging them to remain associated with us and furnishing them with additional incentive in their efforts on our behalf in the conduct of our affairs.

Administration of the Plan: The Stock Option Plan is administered by our Board of Directors, which has full and final authority with respect to the granting of all options thereunder.

Eligible Persons: Options may be granted under the Stock Option Plan to our service providers and affiliates, if any, as the Board of Directors may from time to time designate.

Shares Available Under the Plan: Options give the option holder the right to acquire from us a designated number of common shares at a purchase price that is fixed upon the grant of the option. The Stock Option Plan provides that the aggregate number of securities reserved for issuance under the Stock Option Plan, combined with any other compensation securities of our company, will not exceed 10% of the number of Common Shares issued and outstanding from time to time. The exercise prices will be determined by the Board of Directors, but will, in no event, be less than the Discounted Market Price (as defined in the policies of the TSXV). All options granted under the Stock Option Plan will expire not later than the date that is ten years from the date that such options are granted. Options granted under the Stock Option Plan are not transferable or assignable other than by testamentary instrument or pursuant to the laws of succession.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common shares as of the date of this prospectus for (i) each of our executive officers and directors; (ii) all of our executive officers and directors as a group; and (iii) each other shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares. The following table assumes that the underwriters have not exercised the over-allotment option.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any common shares that such person or any member of such group has the right to acquire within sixty (60) days of the date of this prospectus. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, any shares that such person or persons has the right to acquire within sixty (60) days of the date of this prospectus are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o our company, Lannister Mining Corp., 1055 West Georgia Street, # Suite 1500, Vancouver, British Columbia V6E 4N7.

	Common Shares Beneficially Owned Prior to this Offering (post-split)		Common Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Shares	%	Shares	%
James Greig, Chief Executive Officer and Director (3)	113,125	2.24%	113,125	1.61%
Kelvin Lee, Chief Financial Officer (4)	0	0%	0	0%
Mario Vetro, Director (5)	25,938	*%	25,938	*%
Victor Cantore, Independent Director (6)	190,000	3.76%	190,000	2.70%
Abraham Max Zaretsky, Independent Director (7)	135,531	2.69%	135,531	1.92%
William Randall (Geomin Consulting Inc.), Independent Director (8)	162,500	3.22%	162,500	2.31%
Joanne Price, Independent Director (9)	104,375	2.07%	104,375	1.48%

All executive officers and directors (7 persons)	731,469	14.49%	866,469	10.38%
Commodity Partners (10)	322,500	6.39%	322,500%	4.58%

*	Less than 1%

(1)	As of the date of this prospectus, a total of 5,047,204 common shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each beneficial owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.
(2)	Based on 7,047,204 Common Shares issued and outstanding, assuming an initial public offering price of US$5.00 per share (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus, immediately after the consummation of this offering.
(3)	Consists of 113,125 (post-consolidation) common shares Mr. James Greig purchased in our US$0.10 (C$1.60 post-consolidation) and US$0.25 (C$4.00 post-consolidation) private placement.
(4)	Currently holds no shares or options.
(5)	Consists of 25,938 (post-consolidation) common shares Mr. Mario Vetro purchased in our US$0.10 (C$1.60 post-consolidation) and US$0.25 (C$4.00 post-consolidation) private placement. Mr. Mario Vetro is a 50% Partner in Commodity Partners Inc (formerly, Skanderbeg Capital Advisors). Skanderbeg is the beneficial owner of 322,500 (post-consolidation) shares in Lannister Mining Corp., received as founder’s shares, which are excluded from Mr. Mario’s 25,938 (post-consolidation) common shares.
(6)	Consists of 190,000 (post-consolidation) common shares Mr. Victor Cantore purchased in our US$0.10 (C$1.60 post-consolidation) and US$0.25 (C$4.00 post-consolidation) private placement.
(7)	Consists of 135,531 (post-consolidation) common shares Mr. Abraham Max Zaretsky received as vendors shares.
(8)	Consists of 162,500 common shares held by Geomin Consulting Inc. Geomin Consulting Inc, a company incorporated under the laws of Ontario, Canada (“Geomin”). Mr. William Randall, in his capacity as the Director of Geomin, has the power to vote and the power to direct the disposition of all securities held by Geomin. The address of Geomi is 24 Grenadier Heights, Toronto, ON M6S 2W6.
(9)	Consists of 104,375 (post-consolidation) common shares Ms. Joanne Price received as founder shares.
(10)	Mr. Mario Vetro is the Principal & Director of Commodity Partners and has voting and investment power over the securities held by it. Mario Vetro disclaims beneficial ownership of the shares held by Commodity Partners except to the extent of his pecuniary interest, if any, in such shares. The address of Commodity Partners is 1540 – 1075 West Georgia Street, Vancouver BC V6E 3C9.

See “Description of Share Capital—History of Securities Issuances” for historical changes in our shareholding.

RELATED PARTY TRANSACTIONS

Key management includes directors and key officers of the Company, including the president, vice presidents, directors, chief executive officer and chief financial officer.

A summary of the Company’s related party transactions during the years ended September 30, 2024, 2023 and 2022 is as follows.

	September 30, 2024 to Date	September 30, 2024 to Date	2024	2024	2023	2022
	C$	US$	C$	US$	C$	C$
Exploration expenses			39,807	29,463	34,041	30,613
General and administrative			59,424	43,982	56,293	33,280
Professional fees			235,489	174,294	320,160	261,857
			334,720	247,739	410,494	325,750

As of September 30, 2024, accounts payable and accrued liabilities included amounts due to related parties of C$170,984 (approximately US$126,552) compared to C$64,401 as of September 30, 2023. Amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment.

In addition to the compensation arrangements discussed under “Management,” the following is a description of the material terms of those transactions with related parties to which we are party and which we are required to disclose pursuant to the disclosure rules of the SEC.

Consulting fees paid to officers & directors:

		2024
Related Party	Position & Description	Professional Fees (C$)	General & Administrative (C$)	Exploration Expenses (C$)	Total (C$)	Total (US$)
Jim Greig	CEO / Management Fees	$42,000	$0	$0	$42,000	$31,086
878160 Alberta Ltd	Consultant / Fees related to onsite management and exploration activity (Dean Besserer, VP of Exploration)	$35,775	$31,352	$39,806	$106,933	$79,145
Commodity Partners Inc.	Consultant / Capital Markets Advisory (Mario Vetro, Director)	$85,715	$28,072	$0	$113,787	$84,218
Total		$235,490	$59,424	$39,806	$334,720	$247,739

		2023
Related Party	Position & Description	Professional Fees (C$)	General & Administrative (C$)	Exploration Expenses (C$)	Total (C$)	Total (US$)
Mario Vetro	Director / Management Fees	$66,000	$0	$0	$66,000	$48,763
878160 Alberta Ltd	Consultant / Fees related to onsite management and exploration activity (Dean Besserer, VP of Exploration)	$45,446	$42,760	$34,041	$122,247	$90,319
Commodity Partners Inc.	Consultant / Capital Markets Advisory (Mario Vetro, Director)	$160,714	$7,100	$0	$167,814	$123,984
Total		$320,160	$56,293	$34,041	$410,494	$303,282

		2022
Related Party	Position & Description	Professional Fees (C$)	General & Administrative (C$)	Exploration Expenses (C$)	Total (C$)	Total (US$)
Mario Vetro	Director / Management Fees	$18,000	$0	$0	$18,000	$13,299
Jim Greig	CEO / Management Fees	$37,809	$13,782	$0	$51,591	$38,117
878160 Alberta Ltd	Consultant / Fees related to onsite management and exploration activity (Dean Besserer, VP of Exploration)	$60,334	$55	$30,613	$91,002	$67,235
Commodity Partners Inc.	Consultant / Capital Markets Advisory (Mario Vetro, Director)	$85,714	$19,443	$0	$105,157	$77,693
Total		$261,857	$33,280	$30,613	$325,750	$240,672

DESCRIPTION OF SHARE CAPITAL

General

The following is a description of the material terms of our share capital as set forth in our articles of incorporation, as amended, and as further amended in connection with this offering. For more detailed information, please see our articles of incorporation and amendments thereto, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Share Capital

Common Shares

We are authorized to issue an unlimited number of Common Shares without par value. There were 5,047,204 (post-split) Common Shares issued and outstanding held by 126 shareholders of record as of the date of this Prospectus. Holders of Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Company and to receive all notices and other documents required to be sent to shareholders in accordance with the Company’s articles, corporate law and the rules of any applicable stock exchange. On a poll, every shareholder has one vote for each Common Share. The holders of Common Shares are entitled to dividends if, as and when declared by the Board and, upon the liquidation, dissolution or winding-up of its affairs or other distribution of its assets for the purpose of winding-up its affairs, to receive, on a pro rata basis, all of the remaining assets of the Company. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking fund or purchase fund provision.

Upon closing of this offering, based upon shares outstanding as of the date of this prospectus, our share capital will consist of an unlimited number of common shares, no par value per share, of which will be issued and outstanding (or if the underwriters exercise the over-allotment option in full), and an unlimited number of preferred shares, issuable in series, no par value per share, none of which will be issued and outstanding.

Restricted Share Units

See “MANAGEMENT – Options and Other Rights to Purchase Securities of Our Company” for a description of the RSUs.

Stock Option Plan

See “MANAGEMENT – Options and Other Rights to Purchase Securities of Our Company” for a description of the Stock Option Plans.

History of Securities Issuances

We have issued an aggregate of 5,047,204 (post-split) common shares since our formation as follows:

Date	Number of Shares (post-split)	Issue Price per Share ($)	Aggregate Issue Price ($)
September 21, 2021	3,602,503	Issued pursuant to the Amalgamation. See “Corporate Structure - Amalgamation.”
January 21, 2022	462,500	$4.00	$1,850,000
Total Post-split	4,065,003
Conversion of Warrants to Shares	982,201
Total Post Reverse Split	5,047,204

Pre 1247666 BC Ltd and Former Lannister Amalgamation

Upon the incorporation of Lannister Exploration Corp. on August 14, 2020, we issued 0 (post-split) common shares to the Incorporator, 1055 Corporate Services Ltd., for the consideration of C$1.00 (approximately US$0.81). The Company purchased the Incorporator’s share in the capital of the Company from the Incorporator for the purchase price of C$1.00 (approximately US$0.81) and the Incorporator’s share was cancelled and reissued to Skanderbeg Capital Advisors Inc.

On August 26, 2020, the company changed its name from Lannister Exploration Corp. to Lannister Mining Corp.

On March 3, 2021, the company closed a non-brokered private placement, pursuant to which 531,250 (post-split) common shares were issued at a price of C$0.08 (approximately US$0.06) per share for gross proceeds of C$42,500.00 (approximately US$31,400.07).

On March 12, 2021, the company closed tranche one of a non-brokered private placement, pursuant to which 1,400,313 (post-split) units were issued at a price of C$1.60 (approximately US$1.18) per unit for aggregate gross proceeds of C$2,240,498.00 (approximately US$1,655,336.54). Each unit is comprised of one (1) common share and one (1) common share purchase warrant for the purchase of one (1) common share at a price of C$3.20 (approximately US$2.36). The warrants may be exercised any time until March 12, 2024.

On April 15, 2021, the company closed tranche two of a non-brokered private placement, pursuant to which 482,814 (post-split) units were issued at a price of C1.60 (approximately US$1.18) per unit for aggregate gross proceeds of C$772,500.00 (approximately US$570,742.52). Each unit is comprised of one (1) common share and one (1) common share purchase warrant for the purchase of one (1) common share at a price of C$3.20 (approximately US$2.36). The warrants may be exercised any time until April 15, 2024.

On May 05, 2021, the company closed tranche three of a non-brokered private placement, pursuant to which 81,250 (post-split) units were issued at a price of C$1.60 (approximately US$1.18) per unit for aggregate gross proceeds of C$130,000.00 (approximately US$96,047.28). Each unit is comprised of one (1) common share and one (1) common share purchase warrant for the purchase of one (1) common share at a price of C$3.20 (approximately US$2.36). The warrants may be exercised any time until May 05, 2024.

1247666 BC Ltd and Former Lannister Amalgamation to form Lannister Mining Corp.

On September 21, 2021, the company completed its acquisition of 1247666 BC Ltd., through an amalgamation of Former Lannister and 1247666 BC Ltd., whereby 1,106,875 (post-split) common shares of Lannister Mining Corp. were issued to 1247666 BC Ltd. shareholders at a deemed price of C$1.44 (approximately US$1.06). per share. Please refer to “Corporate Structure - Amalgamation”

On October 13, 2021, the company issued to certain marketing professionals’ options to acquire 25,000 (post-split) common shares, pursuant to the company’s Stock Option Plan. The options are exercisable until the Expiry Date of October 13, 2024, at a price of C$1.60 (approximately US$1.18) per share. None of the options have been exercised and remain in force.

On January 21, 2022, the company closed a non-brokered private placement, pursuant to which 462,500 (post-split) common shares 0were issued at a price of C$4.00 (approximately US$2.96) per share for aggregate gross proceeds of C$1,850,000 (approximately US$1,366,826).

On December 22, 2023, Lannister Mining Corp. completed a 16:1 Reverse Stock Split whereby 65,039,980 (pre-Reverse Split) common shares were exchanged at a ratio of 16:1 for 4,065,003 common shares, and 31,429,980 share purchase warrants were converted at a ratio of 16:1 for 1,964,402 post consolidated warrants, and then converted into a half common share for a total issuance of 982,201 common shares.

Limitation of Liability and Indemnification of Directors and Officers

Under the BCBCA, we may indemnify an individual (an “Eligible Party”) who (i) is or was a director of officer of the Company; (ii) is or was a director or officer of another corporation (a) at a time when the corporation is or was an affiliate of the Company, or (b) at the request of the Company; or (iii) at the request of the Company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity, against all judgements, penalties, or fines awarded or imposed in, or an amount paid in settlement of, a proceeding which the Eligible Party is or may have be joined as a party or liable due to party holding a position with the Company or an associated corporation. Further, under the BCBCA, we may pay the costs, charges and expenses, including legal and other fees, incurred by an Eligible Party in respect such a proceeding.

The BCBCA also provides that we may also advance moneys an Eligible Party for costs, charges and expenses incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below.

However, indemnification is prohibited under the BCBCA if any of the following circumstances apply:

●	if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the Company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

●	if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the Company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

●	if, in relation to the subject matter of the eligible proceeding, the Eligible Party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation, as the case may be; and

●	in the case of an eligible proceeding other than a civil proceeding, if the Eligible Party did not have reasonable grounds for believing that the Eligible Party’s conduct in respect of which the proceeding was brought was lawful.

Our Articles require us to indemnify each Eligible Party and the heirs and legal representatives of each Eligible Party, against all judgements, penalties or fines awarded or imposed in, or an amount paid in settlement of, a proceeding which the Eligible Party is or may have be joined as a party or liable due to party holding a position with the Company or an associated corporation.

We have entered into indemnity agreements with our directors and our executive officers which provide, among other things, that we will indemnify our directors and executive officers to the fullest extent permitted by law from and against all liabilities, costs, charges and expenses incurred as a result of our directors and executive officers actions in the exercise of their duties as a director or officer; provided that, we shall not indemnify such individuals if, among other things, they did not act honestly and in good faith with a view to our best interests and, in the case of a criminal or penal action, the individuals did not have reasonable grounds for believing that their conduct was lawful.

At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.

Material differences between British Columbia Corporate Law and Delaware General Corporation Law

Our corporate affairs are governed by our articles and the provisions of the BCBCA. The BCBCA differs from the various state laws applicable to U.S. corporations and their stockholders. The following is a summary of the material differences between the BCBCA and the Delaware General Corporation Law, or DGCL. This summary is qualified in its entirety by reference to the DGCL, the BCBCA and our governing corporate documents.

Number and Election of Directors

Under the DGCL, the board of directors must consist of at least one number. The number of directors shall be fixed by the bylaws of the corporation, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall only be made by an amendment of the certificate of incorporation. Under the DGCL, directors are elected at annual stockholder meetings by a plurality vote of the stockholders, unless a shareholder-adopted bylaw prescribes a different required vote.

Under the BCBCA, the board of directors must consist of at least one director and, in the case of a public company (which includes a company with securities traded on or through the facilities of a securities exchange), must have at least three directors. Under the BCBCA, the shareholders of a corporation elect directors by ordinary resolution at each annual meeting of shareholders at which such an election is required.

Director Qualifications

Delaware law does not have director residency requirements comparable to those of the BCBCA. Delaware law permits a corporation to prescribe qualifications for directors under its certificate of incorporation or bylaws.

Under the BCBCA, a director is not required to hold a share in our capital as qualification for his or her office but must be qualified as required by the BCBCA to become or act as a director. Pursuant to the BCBCA a person cannot act as a director of a company unless that person is an individual who is qualified to do so. The following persons are disqualified by the BCBCA from being a director of our company: (i) any individual who is less than 18 years of age; (ii) any individual found by a court, in Canada or elsewhere, to be incapable of managing the individual’s own affairs, unless a court, in Canada or elsewhere, subsequently finds otherwise; (iii) a person in respect of whom a certificate of incapability is issued under the Adult Guardianship Act, unless the certificate is subsequently cancelled under section 37 (4) of the Adult Guardianship Act; (iv) an undischarged bankrupt; and (v) an individual convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud, unless certain enumerated criteria are satisfied.

Vacancies on the Board of Directors

Under the DGCL, vacancies and newly created directorships resulting from an increase in the authorized number of directors, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Under the BCBCA, vacancies occurring as a result of a removal of a director may be filled by the (i) shareholders at the shareholders’ meeting, if any, at which the director was removed, or (ii) if not filled in the manner contemplated by (i), by the shareholders or the remaining directors. In the event of a causal vacancy the vacancy may be filled by the remaining directors. If the number of directors in office falls below the number required for a quorum due to one or more vacancies then the director may (i) appoint a number of directors to constitute quorum; and/or (ii) call a shareholders’ meeting to fill the vacancies. However, the directors may not take any other action until quorum is obtained.

Transactions with Directors and Officers

The DGCL generally provides that no transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if (i) the material facts as to the director’s or officer’s interest and as to the transaction are known to the board of directors or the committee, and the board or committee in good faith authorizes the transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts as to the director’s or officer’s interest and as to the transaction are disclosed or are known to the stockholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the stockholders; or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders.

The BCBCA deems that a director or senior officer of a company holds a “disclosable interest” in a contract or transaction if: (i) the contract or transaction is material to the company; (ii) the company has entered, or proposes to enter, into the contract or transaction; (iii) either of the following applies: (a) the director or senior officer has a material interest in the contract or transaction, or (b) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction; and (iv) the interest is known, or reasonably ought to have been known, by the director or senior officer. A director with a “disclosable interest” must disclose such interest to the board of directors and, unless there is an applicable exemption, is not entitled to vote on any resolution to approve the contract or transaction in question. A director or senior officer is liable to account to the company for any profit that accrues to the director or senior officer under a contract or transaction in which that director had a “disclosable interest” if such interest was not properly disclosed.

Limitation on Liability of Directors

The DGCL permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duty as a director, except for liability: (i) for breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 174 of the DGCL which concerns unlawful payment of dividends, stock purchases or redemptions; or (iv) for any transaction from which the director derived an improper personal benefit.

The BCBCA does not permit the limitation of a director’s liability as the DGCL does. The BCBCA provides that the company may indemnify its directors and officers against liabilities incurred in the course of their duties. Pursuant to the BCBCA a company may also pay the expenses actually and reasonably incurred by a director or officer in respect of such a proceeding. However, the company is not permitted to indemnify a director or officer in certain circumstances including, but not limited to, if the director or officer did not act honestly and in good faith with a view to the best interests of the company.

Call and Notice of Shareholder Meetings

Under the DGCL, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

Under the DGCL, an annual or special stockholder meeting is held on such date, at such time and at such place as may be designated by the board of directors or any other person authorized to call such meeting under the corporation’s certificate of incorporation or bylaws. If an annual meeting for election of directors is not held on the date designated or an action by written consent to elect directors in lieu of an annual meeting has not been taken within 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the later of the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Under the BCBCA, written notice of the shareholders must be given to each shareholder entitled to attend the meeting and each director at least 21 days but not more than 2 months before the meeting. The notice must state the date and time and, if applicable, the location of the meeting. Under the BCBCA, a company must hold an annual general meeting (i) for the first time, not more than 18 months after the date on which it was recognized; and (ii) after its first meeting, at least once in each calendar year and not more than 15 months after its previous annual general meeting. A company may apply to the court for an order extending the time for calling an annual meeting.

In addition, assuming the procedures in the BCBCA are followed, holders of not less than five percent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition.

Shareholder Action by Written Consent

Under the DGCL, a majority of the stockholders of a corporation may act by written consent without a meeting unless such action is prohibited by the corporation’s certificate of incorporation.

Under the BCBCA, a written resolution signed by all the shareholders of a corporation who would have been entitled to vote on the resolution at a meeting is effective to approve the resolution.

Shareholder Nominations and Proposals

Under the BCBCA, a shareholder who (i) owns one or more share that carry the right to vote at a general meeting, and (ii) who has been the owner of one or more share for an uninterrupted period of at least 2 years before the date of the signing of the proposal may submit a shareholder proposal relating to matters which the shareholder wishes to have considered at the next annual general meeting of the company. Subject to certain exceptions, and assuming such shareholder’s compliance with the prescribed time periods and other requirements of the BCBCA pertaining to shareholder proposals, the company is required to include such proposal in the information circular pertaining to applicable general meeting. Notice of such a proposal must be provided to the company at least three months days before the anniversary date of the last annual shareholders’ meeting.

The DGCL does not have a comparable provision.

Amendment of Governing Instrument

Generally, under the DGCL, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote is required to approve a proposed amendment to the certificate of incorporation, following the adoption of the amendment by the board of directors of the corporation, provided that the certificate of incorporation may provide for a greater vote. Under the DGCL, holders of outstanding shares of a class or series are entitled to vote separately on an amendment to the certificate of incorporation if the amendment would have certain consequences, including changes that adversely affect the rights and preferences of such class or series.

Under the DGCL, after a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be vested in the stockholders entitled to vote; provided, however, that any corporation nay, in its certificate of incorporation, provide that bylaws may be adopted, amended or repealed by the board of directors. The fact that such power has been conferred upon the board of directors shall not divest the stockholders of the power nor limit their power to adopt, amend or repeal the bylaws.

Under the BCBCA, amendments to the articles generally require the approval of not less than two-thirds of the votes cast by shareholders entitled to vote on the resolution. Specified amendments may also require the approval of other classes of shares. If the amendment is of a nature affecting a particular class or series in a manner requiring a separate class or series vote, that class or series may be entitled to vote on the amendment whether or not it otherwise carries the right to vote.

Votes on Mergers, Consolidations and Sales of Assets

The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, the adoption of a merger agreement requires the approval of a majority of the outstanding stock of the corporation entitled to vote thereon.

Under the BCBCA, certain corporate actions including, but not limited to, amalgamations (other than with certain affiliated corporations), continuances into jurisdictions outside of British Columbia, and sales, leases or other dispositions of all or substantially all of a company’s undertaking, are required to be approved by a “special resolution” of the shareholders. Generally, a “special resolution” is a resolution passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution or signed by all shareholders entitled to vote on the resolution.

Dissenter’s Rights of Appraisal

Under the DGCL, a stockholder of a Delaware corporation generally has the right to dissent from a merger or consolidation in which the Delaware corporation is participating, subject to specified procedural requirements, including that such dissenting stockholder does not vote in favor of the merger or consolidation. However, the DGCL does not confer appraisal rights, in certain circumstances, including if the dissenting stockholder owns shares traded on a national securities exchange and will receive publicly traded shares in the merger or consolidation. Under the DGCL, a stockholder asserting appraisal rights does not receive any payment for his or her shares until the court determines the fair value or the parties otherwise agree to a value. The costs of the proceeding may be determined by the court and assessed against the parties as the court deems equitable under the circumstances.

Under the BCBCA, generally each of the following matters listed will entitle shareholders to exercise rights of dissent and, assuming the procedures in the BCBCA are followed, to be paid the fair value of their shares: (i) in respect of specific resolutions to alter the company’s articles; (ii) in respect of a resolution to adopt an amalgamation agreement; (iii) in respect of a resolution to approve an amalgamation; (iv) in respect of a resolution to approve an arrangement, the term of which arrangement permit dissent; (v)  in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking; (vi) in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia; (vii) in respect of any other resolution, if dissent is authorized by the resolution; and (viii) in respect of any court order that permits dissent.

Under the BCBCA, a shareholder may, in addition to exercising dissent rights, seek an oppression remedy for any act or omission of a corporation which is oppressive or unfairly prejudicial to or that unfairly disregards a shareholder’s interests.

Oppression Remedy

The BCBCA provides that a shareholder may apply to the court for an order on the grounds (i) that the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant; or (ii) that some act of the company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

The oppression remedy provides the court with very broad and flexible powers with a view to remedying or bringing to and end the matters complained of by making an interim or final order it considers appropriate, including an order: (i) directing or prohibiting any act; (ii) regulating the conduct of the company’s affairs; (iii) appointing a receiver or receiver manager; (iv) directing an issue or conversion or exchange of shares; (v) appointing directors in place of or in addition to all or any of the directors then in office; (vi) removing any director; (vii) directing the company to purchase some or all of the shares of a shareholder and, if required, to reduce its capital in the manner specified by the court; (viii) directing a shareholder to purchase some or all of the shares of any other shareholder; (ix) directing the company or any other person to pay to a shareholder all or any part of the money paid by that shareholder for shares of the company; (x) varying or setting aside a transaction to which the company is a party and directing any party to the transaction to compensate any other party to the transaction; (xi) varying or setting aside a resolution; (xii) requiring the company, within a time specified by the court, to produce to the court or to an interested person financial statements or an accounting in any form the court may determine; (xiii) directing the company to compensate an aggrieved person; (xiv) directing correction of the registers or other records of the company; (xv) directing that the company be liquidated and dissolved, and appointing one or more liquidators, with or without security; (xvi) directing that an investigation be made; (xvii) requiring the trial of any issue; or (xviii) authorizing or directing that legal proceedings be commenced in the name of the company against any person on the terms the court directs.

The DGCL does not provide for a similar remedy.

Shareholder Derivative Actions

Under Delaware law, stockholders may bring derivative actions on behalf of, and for the benefit of, the corporation. The plaintiff in a derivative action on behalf of the corporation either must be or have been a stockholder of the corporation at the time of the transaction or must be a stockholder who became a stockholder by operation of law in the transaction regarding which the stockholder complains.

Under the BCBCA, a shareholder or director of a company may, with leave of the court, prosecute in the name and on behalf of the company (i) to enforce a right, duty or obligation owed to the company that could be enforced by the company itself; or (ii) to obtain damages for any breach of a right, duty or obligation referred to in paragraph (i). Under the BCBCA the court may grant leave, on terms it considers appropriate, if: (i)the complainant has made reasonable efforts to cause the directors of the company to prosecute or defend the legal proceeding; (ii) notice of the application for leave has been given to the company and to any other person the court may order; (iii) the complainant is acting in good faith; and (iv) it appears to the court that it is in the best interests of the company for the legal proceeding to be prosecuted or defended.

Under the BCBCA, the court may, in a derivative action when a proceeding being prosecuted or defended is pending, (i) authorize any person to control the conduct of the legal proceeding or give any other directions for the conduct of the legal proceeding; and (ii) order, on the terms and conditions that the court considers appropriate, that the company pay to the person controlling the conduct of the legal proceeding interim costs in the amount and for the matters, including legal fees and disbursements, that the court considers appropriate. Additionally, on the final disposition for a derivative action being prosecuted or defended, the court may make any order it considers appropriate, including an order that (i) a person to whom costs are paid repay the company some or all of the costs; (ii) the company or any other party in the proceeding indemnify the complainant or person controlling the conduct of the proceeding for costs; or (iii) the complainant or the person controlling the conduct of the legal proceeding indemnify one or more of the company, a director or officer of the company for expenses, including legal costs.

Anti-Takeover and Ownership Provisions

Unless an issuer opts out of the provisions of Section 203 of the DGCL, Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with a holder of 15% or more of the corporation’s voting stock (as defined in Section 203), referred to as an interested stockholder, for a period of three years after the date of the transaction in which the interested stockholder became an interested stockholder, except as otherwise provided in Section 203. For these purposes, the term “business combination” includes mergers, assets sales and other similar transactions with an interested stockholder.

Rules and policies of certain Canadian securities regulatory authorities, including Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transaction (“MI 61-101”), regulates certain types of transactions to ensure equality of treatment among securityholders and may require enhanced disclosure, approval by minority security holders (excluding “interested parties”), independent valuations and, in certain instances, approval and oversight of certain transactions by a special committee of independent directors. The protections afforded by MI 61-101 apply to, among other transactions, “related party transactions” and “business combinations” (each as defined in MI 61-101) which may terminate the interests of securityholders without their consent.

Pursuant to MI 61-101 “business combinations” generally include an amalgamation, arrangement, consolidation, amendment to the terms of a class of equity securities or any other transaction of a company, as a consequence of which the interest of a holder of an equity security of the issuer may be terminated without the holder’s consent, regardless of whether the equity security is replaced with another security.

Further, “related party transactions” include transaction between a company and a person that is a related party to the company at the time that the transaction is agreed to, whether or not there are also other parties to the transaction, as a consequence of which the company directly or indirectly, among other things: (i) purchases or acquires an asset from the related party for valuable consideration; (ii) sells, transfers or disposes of an asset to the related party; (iii) leases property to or from the related party; (iv) acquires the related party or combines with the related party through an amalgamation, arrangement or otherwise; or (v) issues a security to, or subscribes for a security of, the related party.

Subject to certain exceptions, both “business combinations” and “related party transactions” issuer obtains minority approval for the transaction (i.e. approval by a majority of the affected security holders, excluding the votes attached to affected securities held by parties interested in the business combination, related parties of an interested party, and persons acting jointly with interested parties). Further, for “related party transactions”, subject to certain exceptions, a company will also be required to obtain a formal valuation in respect of the transaction.

National Instrument 62-104 – Take-Over Bids and Issuer Bids (“NI 62-104”) generally defines a take-over bid as an offer to acquire outstanding voting or equity securities of a company made to one or more person located in the company’s local jurisdiction, where the securities subject to the offer, together with the securities controlled or owned by the offeror and its affiliates and associates, constitute at least 20% of the outstanding securities. However, a takeover bid does not include an offer to acquire if this is a step in a merger, reorganization, amalgamation or arrangement that requires securityholder approval.

Unless an exemption under the Canadian securities law is available, a takeover bid must be made to all shareholders of each class of equity or voting securities being purchased with the same purchase price offered to each security holder. In other words, all securityholders must receive the same treatment under the bid and the bid must not involve any collateral agreement, commitment, or understanding (certain exceptions apply for employment compensation arrangements, severance arrangements, or other employment benefit arrangements). An offeror must commence a takeover bid by (i) publishing an advertisement containing a summary of the takeover bid in at least one major daily newspaper, and (ii) sending the bid and a takeover bid circulate to the shareholders of the target company.

Takeover bids are required to remain open for at least 105 days from the date of the bid, unless the company issues a news release announcing a shorter period following the time the bid is made, however this period cannot be less than 35 from the date of the bid. In addition, the takeover rules contain various other requirements in order to protect the interests of the target security holders. For example, there are restrictions in relation to conditional offers and the withdrawal, suspension or amendments to the offers.

NI 62-104 further requires that any person acquiring beneficial ownership of, or the power to exercise direction or control over, at least 10% of voting or equity securities of a company is required to promptly (i) issue and file a new release, and (ii) file an early warning report disclosing their shareholdings in the company. If a person has filed an early warning report for the company, the person is also required to file a news release and early warning report when the person acquires or disposes of (i) 2% or more of the class of securities subject to the early warning report most recently filed by the person, and (ii) securities convertible into 2% or more of the outstanding securities referred to in (i). Additionally, a news release and early warning report are required when the person ceases to hold at least 10% of the voting or equity shares in the company.

Other Important Provisions in our Articles

The following is a summary of certain important provisions of our articles. Please note that this is only a summary, is not intended to be exhaustive and is qualified in its entirety by reference to our articles. For further information, please refer to the full version of our articles, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Objects and Purposes of Our Company

Our articles do not contain and are not required to contain a description of our objects and purposes. There is no restriction contained in our articles on the business that we may carry on.

Directors

Interested Transactions

The BCBCA deems that a director or senior officer of a the Company holds a “disclosable interest” in a contract or transaction if: (i) the contract or transaction is material to the Company; (ii) the Company has entered, or proposes to enter, into the contract or transaction; (iii) either of the following applies: (a) the director or senior officer has a material interest in the contract or transaction, or (b) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction; and (iv) the interest is known, or reasonably ought to have been known, by the director or senior officer. However, pursuant to the BCBCA, a director does not hold a “disclosable interest” in a contract or transaction if: (i) both the Company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation; (ii) the Company is a wholly owned subsidiary of the other party to the contract or transaction; (iii) the other party to the contract or transaction is a wholly owned subsidiary of the Company; or (iv) the director or senior officer is the sole shareholder of the Company or of a corporation of which the Company is a wholly owned subsidiary.

A director with a “disclosable interest” must disclose such interest to the Company’s board of directors and, unless there is an applicable exemption, is not entitled to vote on any resolution to approve the contract or transaction in question. A director or senior officer is liable to account to the Company for any profit that accrues to the director or senior officer under a contract or transaction in which that director had a “disclosable interest” if such interest was not properly disclosed.

Age Limit Requirement

Neither our articles nor the BCBCA impose any mandatory age-related retirement or non-retirement requirement for our directors.

Share Ownership

Neither our articles nor the BCBCA provide that a director is required to hold any of our shares as a qualification for holding his or her office. Our board of directors has discretion to prescribe minimum share ownership requirements for directors.

Quorum

Under our articles, the quorum (i) necessary for the transaction of business of the directors is a majority of the directors; and (ii) necessary for the transaction of business at a meeting of shareholders is at least one person who is, or who represents by proxy, one or more shareholders who, in the aggregate, hold at least five percent of the issued share entitled to be voted at the meeting.

Borrowing Powers

Pursuant to our articles, we may, if authorized by the directors: (a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate; (c) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (d) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Action Necessary to Change the Rights of Holders of Our Shares

Our shareholders can authorize the amendment of our articles to create or vary the special rights or restrictions attached to any of our shares by passing a special resolution. However, a right or special right attached to any class or series of shares may not be prejudiced or interfered with unless the shareholders holding shares of that class or series to which the right or special right is attached consent by a separate special resolution. A special resolution generally means a resolution passed by: (1) a majority of not less than two-thirds of the votes cast by the applicable class or series of shareholders who vote in person or by proxy at a meeting, or (2) a resolution consented to in writing by all of the shareholders entitled to vote.

Shareholder Meetings

We must hold an annual general meeting of our shareholders at least once every year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting. In addition to any location in British Columbia, any general meeting of shareholders may be held in any location outside of British Columbia approved by a resolution of the directors. Our directors may, at any time, call a special meeting of our shareholders. In addition, assuming the procedures in the BCBCA are followed, holders of not less than five percent of the issued shares of the Company that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition.

A notice to convene a meeting, specifying the date, time and location of the meeting, and, where a meeting is to consider special business, the general nature of the special business, must be sent to shareholders entitled to attend the meeting at least 21 days but not more than 2 months before the meeting. Under the BCBCA, shareholders entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities laws requirements are met.

A quorum for shareholder meetings under our articles is at least one person who is, or who represents by proxy, one or more shareholders who, in the aggregate, hold at least five percent of the issued share entitled to be voted at the meeting.

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present: (a) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and (b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

Holders of our outstanding common shares are entitled to attend meetings of our shareholders. In addition to shareholders entitled to vote at a meeting, the only other persons entitled to be present at the meeting are directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the BCBCA or the Company’s articles to be present at the meeting, however, any such persons will not be countered in the quorum for the meeting.

Director Nominations

Pursuant to our articles relating to the advance notice of nominations of directors, shareholders seeking to nominate candidates for election as directors other than pursuant to a proposal or requisition of shareholders made in accordance with the provisions of the BCBCA, must provide timely written notice to our corporate secretary not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders. The notice must include specific details including, but not limited to, the name, age business address and residential address of the proposed nominee, the principal occupation of the proposed nominee, and the shareholdings of the proposed nominee. Further, a proposed nominee will also be required to deliver a written representation and agreement that such proposed nominee, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director.

Impediments to Change of Control

Our articles do not contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us.

Compulsory Acquisition

The BCBCA provides that if, within four months after the date of a take-over bid made to shareholders of a corporation, the bid is accepted by the holders of not less than 90% of the shares (other than the shares held by the offeror or an affiliate of the offeror) of any class of shares to which the bid relates, the offeror is entitled, within five months after making the offer, to send written notice to any offeree who did not accept the offer, that the offeror wants to acquire the shares of that offeree that were involved in the offer. If the procedures set forth in the BCBCA are followed, the offeror is entitled and bound to acquire all of the shares of that offeree that were involved in the offer for the same price and on the same terms contained in the take-over bid unless the court orders otherwise on an application made by that offeree within 2 months after the date of the notice.

Ownership and Exchange Controls

Competition Act

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation establishes a pre-merger notification regime for certain types of merger transactions that exceed certain statutory shareholding and financial thresholds. Transactions that are subject to notification cannot be closed until (i) the required materials are filed and the applicable statutory waiting period has expired or been waived by the Commissioner of Competition (Commissioner); (ii) the Commissioner issues an advance ruling certificate in respect of the transaction; or (iii) the Commissioner confirms that he or she does not currently intend to apply to the Canadian Competition Tribunal to challenge the transaction and concurrently waives the requirement for the parties to submit the statutory filing materials. Further, the Competition Act (Canada) permits the Commissioner to review any acquisition of control over or of a significant interest in us, whether or not it is subject to mandatory notification. This legislation currently grants the Commissioner jurisdiction, for up to three years, to challenge this type of acquisition before the Canadian Competition Tribunal if it would, or would be likely to, substantially prevent or lessen competition in any market in Canada.

Investment Canada Act

The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of an investment to establish a new Canadian business by a non-Canadian or of the acquisition by a non-Canadian of “control” of a “Canadian business”, all as defined in the Investment Canada Act. Generally, the threshold for advance review and approval will be higher in monetary terms for an investor controlled by a member of the World Trade Organization. The Investment Canada Act generally prohibits the implementation of such a reviewable transaction unless, after review, the relevant federal Minister is satisfied that the investment is likely to be of net benefit to Canada.

The Investment Canada Act contains various rules to determine if there has been an acquisition of control. For example, for purposes of determining whether an investor has acquired control of a corporation by acquiring shares, the following general rules apply, subject to certain exceptions. The acquisition of a majority of the voting shares of a corporation is deemed to be acquisition of control of that corporation. The acquisition of less than a majority but one-third or more of the voting shares of a corporation is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation is deemed not to be acquisition of control of that corporation.

In addition, under the Investment Canada Act, national security review on a discretionary basis may also be undertaken by the federal government in respect of a much broader range of investments by a non-Canadian to “acquire, in whole or in part, or to establish an entity carrying on all or any part of its operations in Canada, with the relevant test being whether such an investment by a non-Canadian could be “injurious to national security.” The Minister of Industry has broad discretion to determine whether an investor is a non-Canadian and therefore may be subject to national security review. Review on national security grounds is at the discretion of the federal government and may occur on a pre- or post-closing basis. Recently passed amendments to the Investment Canada Act that have not yet gone into force will require certain investments to be reviewed for national security prior to implementation. At this time it is unknown whether this pre-closing national security review regime will apply to investments in us.

See “Material United States and Canadian Income Tax Considerations—U.S. Federal Income Taxation Considerations” for additional information regarding the material U.S. federal income tax consequences relating to the ownership and disposition of our common shares by U.S. Holders (as defined thereto).

Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders. We cannot predict whether investors will find our company and our common shares less attractive because we are governed by foreign laws.

Listing

We plan to apply to list our common shares on the NYSE American under the symbol “DRIL”.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares will be Odyssey Trust Company. The address for Odyssey Trust Company is United Kingdom Building, 350 — 409 Granville Street, Vancouver BC V6C 1T2, and the telephone number is (888) 290-1175.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common shares. Future sales of substantial amounts of common shares, including shares issued upon the conversion of convertible notes, the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common shares to fall or impair our ability to raise equity capital in the future.

Immediately following the closing of this offering, we will have common shares issued and outstanding. In the event the underwriters exercise the over-allotment option in full, we will have common shares issued and outstanding. The common shares sold in this offering will be freely tradable without restriction or further registration or qualification under the Securities Act.

Previously issued common shares that were not offered and sold in this offering, as well as shares issuable upon the exercise of warrants and subject to employee stock options, are or will be upon issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if such public resale is registered under the Securities Act or if the resale qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, a person who has beneficially owned restricted common shares for at least twelve months, or at least six months in the event we have been a reporting company under the Exchange Act for at least ninety (90) days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the ninety (90) days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of common shares then outstanding; or

●	1% of the average weekly trading volume of our common shares during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Rule 701

In general, Rule 701 allows a shareholder who purchased shares pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until ninety (90) days after the date of this prospectus before selling shares pursuant to Rule 701.

Lock-Up Agreements

We, all of our directors and officers and all of our shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common shares or securities convertible into or exercisable or exchangeable for our common shares for a period of (i) 180 days after the closing of this offering in the case of our company, (ii) 180 days after the date of this prospectus in the case of our directors and officers, and (iii) 180 days after the date of this prospectus in the case of our shareholders. See “Underwriting—Lock-Up Agreements.”

MATERIAL UNITED STATES AND CANADIAN INCOME TAX CONSIDERATIONS

Canadian Income Tax Considerations

The following summary describes, as of the date hereof, the material Canadian federal income tax considerations generally applicable to a purchaser who acquires, as a beneficial owner, common shares pursuant to this prospectus and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (which we collectively refer to as the Canadian Tax Act), (i) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and any applicable income tax treaty or convention; (ii) deals at arm’s length with us; (iii) is not affiliated with us; (iv) does not use or hold, and is not deemed to use or hold, common shares in a business or part of a business carried on in Canada; (v) has not entered into, and will not enter into, with respect to the common shares, a “derivative forward agreement” or a “synthetic disposition arrangement”, as that term is defined in the Canadian Tax Act and (vi) holds the common shares as capital property (which we refer to as a Non-Canadian Holder). This summary does not apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank”, as that term is defined in the Canadian Tax Act. Such Non-Canadian Holders should consult their tax advisors for advice having regards to their particular circumstances.

This summary is based on the current provisions of the Canadian Tax Act, and an understanding of the current administrative policies of the Canada Revenue Agency published in writing prior to the date hereof. It takes into account all specific proposals to amend the Canadian Tax Act and the Canada-United States Tax Convention (1980) (which we refer to as the Canada-U.S. Tax Treaty), as amended, publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (which we refer to as the Proposed Amendments) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder, and no representations with respect to the income tax consequences to any particular shareholder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, you should consult your own tax advisor with respect to your particular circumstances.

Generally, for purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Canadian Tax Act. The amount of any dividends, capital gains or capital losses realized by a Non-Canadian Holder may be affected by fluctuations in the Canadian exchange rate.

Dividends

Dividends paid or credited on the common shares or deemed to be paid or credited on the common shares to a Non-Canadian Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Canadian Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident. For example, under the Canada-U.S. Tax Treaty, where dividends on the common shares are considered to be paid to or derived by a Non-Canadian Holder that is a beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15% (or 5% in the case of a U.S. Holder that is a corporation beneficially owning at least 10% of all of the issued voting shares). We will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Canadian Holder’s account. Non-Canadian Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions

A Non-Canadian Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of a common share, nor will capital losses arising therefrom be recognized under the Canadian Tax Act, unless (i) the common shares are “taxable Canadian property” to the Non-Canadian Holder for purposes of the Canadian Tax Act at the time of disposition; and (ii) the Non-Canadian Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident.

Generally, the common shares will not constitute “taxable Canadian property” to a Non-Canadian Holder at a particular time provided that the common shares are listed at that time on a “designated stock exchange” (as defined in the Canadian Tax Act), which includes NYSE American, unless at any particular time during the 60-month period that ends at that time the following two conditions are satisfied concurrently:

●	at least 25% of the issued shares of any class or series of our capital stock was owned by or belonged to any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, and

●	more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of : (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as that term is defined in the Canadian Tax Act), (iii) “timber resource properties” (as that term is defined in the Canadian Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists.

Notwithstanding the foregoing, in certain circumstances, common shares could be deemed to be “taxable Canadian property.”

A Non-Canadian Holder that disposes of, or is deemed to have disposed of, a common share that constitutes “taxable Canadian property” and is not entitled to relief under an applicable income tax convention will generally be subject to capital gain or capital loss consequences in Canada. One-half of a capital gain (a “taxable capital gain”) realized on the disposition of “taxable Canadian property” must be included in a Non-Canadian Holder’s income. One-half of a capital loss (an “allowable capital loss”) will generally be deductible by a Non-Canadian Holder against taxable capital gains realized in that year.

The 2024 Canadian federal budget, introduced in Parliament on April 16, 2024 (which we refer to as Budget 2024) announced the Government of Canada’s intention to increase the inclusion rate on capital gains realized on or after June 25, 2024 from one-half to two-thirds. Tax Proposals were tabled in Parliament on September 23, 2024 (which we refer to as the September 2024 Capital Gains Tax Proposals) to implement this increase. Under the September 2024 Capital Gains Tax Proposals, a taxpayer that is an individual (excluding most types of trusts) would be required to include in computing its income only one-half of net capital gains realized in a taxation year in which the increased rate applies up to a maximum of $250,000, with the two-thirds inclusion rate applying to the portion of net capital gains realized in the year that exceeds $250,000.

On January 31, 2025, the Minister of Finance (Canada) announced that the increase in the inclusion rate would apply in respect of capital gains and capital losses realized on or after January 1, 2026 (which we refer to as the Deferral Announcement, and together with the September 2024 Capital Gains Tax Proposals, the Capital Gains Tax Proposals).

The legislative amendments contained in the September 2024 Capital Gains Tax Proposals – which were proposed to be effective in respect of capital gains and capital losses realized on or after June 25, 2024 – lapsed when the Parliament of Canada was prorogued on January 6, 2025. Legislative amendments to implement the Capital Gains Tax Proposals in light of the Deferral Announcement have not been released. On January 31, 2025, following the Deferral Announcement, the CRA announced its intention to administer the currently enacted capital gains inclusion rate of one-half in respect of capital gains realized before January 1, 2026. Prospective purchasers and Non-Canadian Holders should consult their own tax advisors with respect to the Capital Gains Tax Proposals having regarding to their own particular circumstances.

U.S. Federal Income Taxation Considerations

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of common shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our common shares pursuant to this prospectus and hold such common shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold our common shares as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, persons subject to special tax accounting rules under Section 451(b) of the Code, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our common shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences relating to an investment in our common shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our common shares. Persons considering an investment in our common shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our common shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income” or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although we do not believe that we were a PFIC for the year ending September 30, 2023, our determination is based on an interpretation of complex provisions of the law, which are not addressed in a significant number of administrative pronouncements or rulings by the Internal Revenue Service, or IRS. Accordingly, there can be no assurance that our conclusions regarding our status as a PFIC for the 2020 taxable year will not be challenged by the IRS and, if challenged, upheld in appropriate proceedings.  In addition, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. Because we may continue to hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our common shares, which may fluctuate considerably, we may be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis.

If we are a PFIC in any taxable year during which a U.S. Holder owns our common shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our common shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of our common shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our common shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our common shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds our common shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our common shares. If the election is made, the U.S. Holder will be deemed to sell our common shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s common shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our common shares if such U.S. Holder makes a valid “mark-to-market” election for our common shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock”.

Our common shares will be marketable stock as long as they remain listed on the NYSE American and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our common shares held at the end of such taxable year over the adjusted tax basis of such common shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such our common shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our common shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our common shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to our common shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for our common shares.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. At this time, we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election. Consequently, prospective investors should assume that a QEF election will not be available.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our common shares, the consequences to them of an investment in a PFIC, any elections available with respect to our common shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the common shares of a PFIC.

Distributions

Subject to the discussion above under “—Passive Foreign Investment Company Consequences”, a U.S. Holder that receives a distribution with respect to our common shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s common shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s common shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on our common shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

A U.S. Holder receiving a distribution from which the 25% Canadian withholding tax (as described above in “Canadian Income Tax Considerations – Dividends”) has been deducted may be entitled to a foreign tax credit in determining the U.S. Holder’s federal income tax liability for the year in which the distribution is received. The availability of a full or partial foreign tax credit in respect of such Canadian withholding tax is determined under rules of considerable complexity, and the foreign tax credit may not be available in all cases. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the availability of the foreign tax credit with respect to distributions received from which Canadian tax has been withheld at source.

Dividends paid by a “qualified foreign corporation” are eligible for taxation for certain non-corporate U.S. Holders at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “—Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on our common shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S.-Canada Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Canada Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. Therefore, subject to the discussion above under “—Passive Foreign Investment Company Consequences”, if the U.S.-Canada Treaty is applicable, such dividends will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including holding period and the absence of certain risk reduction transactions.

Sale, Exchange or Other Disposition of our Common Shares

Subject to the discussion above under “—Passive Foreign Investment Company Consequences”, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our common shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in our common shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for noncorporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, our common shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our common shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our common shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our common shares.

Information Reporting

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our common shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for our common shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

U.S. Holders should consult their own tax advisors regarding the information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated under the laws of the Province of Vancouver, British Columbia. All of our directors and officers, as well as the certain experts named in the “Experts” section of this prospectus, reside outside of the United States. Service of process upon such persons may be difficult or impossible to effect within the United States. Furthermore, because a substantial portion of our assets, and substantially all the assets of our directors and officers and the Canadian experts named herein, are located outside of the United States, any judgment obtained in the United States, including a judgment based upon the civil liability provisions of United States federal securities laws, against us or any of such persons may not be collectible within the United States. In addition, it may be difficult for an investor, or any other person or entity, to assert United States securities laws claims in original actions instituted in Canada. The Supreme Court of Canada has repeatedly affirmed that the requirements to enforce a foreign judgment are as follows:

●	the judgment of the foreign court must be final and conclusive;

●	the court granting the foreign judgment must have had jurisdiction over the parties and the cause of action;

●	the action to enforce a foreign judgment must have been commenced within applicable limitation periods;

●	the judgment is not contrary to the law, public policy, security or sovereignty of Canada and its enforcement is not incompatible with Canadian concepts of justice or contrary to the laws governing enforcement of judgments; and

●	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

Foreign judgments enforced by Canadian courts generally will be payable in Canadian dollars. A Canadian court hearing an action to recover an amount in a non-Canadian currency will render judgment for the equivalent amount in Canadian currency.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42th Street, 18th Floor, New York, NY 10168.

UNDERWRITING

Joseph Gunnar & Co., LLC, is the representative for the several underwriters of this offering, or the representative. We have entered into an underwriting agreement dated    , 2025, with the underwriters named below. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed, severally and not jointly, to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of common shares at the initial public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus, the number of shares listed next to its name in the following table:

Underwriter	Number of Shares
Joseph Gunnar & Co., LLC

Total

The underwriters are committed to purchase all common shares offered by us other than those covered by the over-allotment option described below, if any are purchased. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, the underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the common shares offered by us in this prospectus are subject to various representations and warranties and other customary conditions specified in the underwriting agreement, such as receipt by the representative of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the common shares subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by its counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase up to an aggregate of additional common shares (equal to 15% of the common shares sold in this offering) at the public offering price per share, less underwriting discounts and commissions, solely to cover over-allotments, if any. If the underwriters exercise this option in whole or in part, then the underwriters will be committed, subject to the conditions described in the underwriting agreement, to purchase the additional common shares in proportion to their respective commitments set forth in the prior table.

Discounts, Commissions and Reimbursement

The representative has advised us that the underwriters propose to offer the shares to the public at the initial public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers at that price less a concession of not more than $ per share of which up to $ per share may be reallowed to other dealers. After the initial offering to the public, the public offering price and other selling terms may be changed by the representative.

The following table summarizes the underwriting discounts and commissions, non-accountable underwriters’ expense allowance and proceeds, before expenses, to us assuming both no exercise and full exercise by the underwriters of their over-allotment option:

Total
	Per Share	Offering without Over- Allotment Option	Offering with Over- Allotment option
Public offering price	US$	US$	US$
Underwriting discounts and commissions (8.0%)
Non-accountable expense allowance (0.5%)
Proceeds, before expenses, to us	US$	US$	US$

We have paid an expense deposit of $25,000 to the representative of the underwriters upon execution of an engagement letter relating to this offering (the “Advance”), which will be reimbursed to us to the extent not incurred.

We have also agreed to reimburse the underwriter for reasonable out-of-pocket expenses not to exceed $251,950 in the aggregate, including: (i) up to $150,000 in fees and expenses of the underwriter’s legal counsel and (ii) up to $101,950 in other expenses related to the offering. We estimate that the total expenses of this offering payable by us, not including underwriting discounts, commissions and expenses, will be approximately $572,508.

Representative’s Warrants

Upon the closing of this offering, we have agreed to issue to the representative warrants to purchase a number of common shares equal in the aggregate to 5% of the total shares sold in this public offering (the “Representative’s Warrants”). The Representative’s Warrants will be exercisable at a per share exercise price equal to 110% of the public offering price per share sold in this offering. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, during the four-and-½-year period commencing six months after the effective date of the registration statement related to this offering. The Representative’s Warrants also provide for one demand registration right of the shares underlying the Representative’s Warrants, and unlimited “piggyback” registration rights with respect to the registration of the common shares underlying the Representative’s Warrants and customary antidilution provisions. The demand registration right provided will not be greater than five years from the effective date of the registration statement related to this offering in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration right provided will not be greater than seven years from the effective date of the registration statement related to this offering in compliance with FINRA Rule 5110(g)(8)(D).

The Representative’s Warrants and the common shares underlying the Representative’s Warrants have been deemed compensation by the Financial Industry Regulatory Authority, or FINRA, and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The representative, or permitted assignees under such rule, may not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrants or the securities underlying the Representative’s Warrants, nor will the representative engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying shares for a period of 180 days from the effective date of the registration statement. Additionally, the Representative’s Warrants may not be sold transferred, assigned, pledged or hypothecated for a 180-day period following the effective date of the registration statement except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. The Representative’s Warrants will provide for adjustment in the number and price of the Representative’s Warrants and the common shares underlying such Representative’s Warrants in the event of recapitalization, merger, stock split or other structural transaction, or a future financing undertaken by us.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

We agreed that for a period of 180 days after the closing of this offering we will not, without the prior written consent of the representative and subject to certain exceptions, directly or indirectly:

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares;

●	file or caused to be filed any registration statement with SEC relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares;

●	complete any offering of our debt securities, other than entering into a line of credit with a traditional bank; or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common shares, whether any such transaction is to be settled by delivery of common shares or such other securities, in cash or otherwise.

In addition, each of our directors, officers and shareholders, including our majority shareholder, Nova Minerals, have agreed that for a period of (i) 180 days after the date of this prospectus in the case of our directors and officers and (ii) 180 days after the date of this prospectus in the case of our shareholders, without the prior written consent of the representative and subject to certain exceptions, they will not directly or indirectly:

●	offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any of our common shares or any securities convertible into or exercisable or exchangeable for common shares;

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common shares or any securities convertible into or exercisable or exchangeable for common shares, whether any such transaction is to be settled by delivery of common shares or such other securities, in cash or otherwise;

●	make any demand for or exercise any right with respect to the registration of any common shares or any securities convertible into or exercisable or exchangeable for common shares; or

●	publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any common shares or any securities convertible into or exercisable or exchangeable for common shares.

Right of First Refusal

Upon the closing of this offering, for a period of fifteen (15) months from the closing date of this offering, we will grant Joseph Gunnar the right of first refusal to act as sole managing underwriter and sole book runner, sole placement agent, or sole sales agent, for any and all future public or private equity or equity-linked offerings, for which we retain the service of an underwriter, agent, advisor, finder or other person or entity in connection with such offering during such fifteen (15) month period. The Company shall not offer to retain any entity or person in connection with any such offering on terms more favorable than terms on which it offers to retain Joseph Gunnar.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members. The underwriters may agree to allocate a number of securities to selling group members for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while this offering is in progress.

Over-allotment transactions involve sales by the underwriters of common shares in excess of the number of common shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of common shares over-allotted by the underwriters are not greater than the number of common shares that they may purchase in the over-allotment option. In a naked short position, the number of common shares involved is greater than the number of common shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing common shares in the open market.

Syndicate covering transactions involve purchases of common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of common shares to close out the short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared with the price at which it may purchase common shares through exercise of the over-allotment option. If the underwriters sell more common shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering.

Penalty bids permit an underwriter to reclaim a selling concession from a syndicate member when the common shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common shares. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, underwriters, and selling group members may engage in passive market making transactions in our securities on NYSE American in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

The underwriters and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they may in the future receive customary fees.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada

The securities may be sold in Canada only to purchasers, purchasing, or deemed to be purchasing, as principal, that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario). Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws. Canadian purchasers should refer to any applicable provisions of the securities legislation of their province or territory for particulars of these rights or consult with a legal advisor.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of our total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the common shares by us. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE American listing fee, all amounts are estimates.

	Amount
SEC registration fee	US$	1,857.49
FINRA filing fee		$650.00
NYSE American listing fee		$50,000.00
Accounting fees and expenses		$100,000.00
Legal fees and expenses		$250,000.00
Transfer agent fees and expenses		$25,000.00
Printing fees and expenses		$70,000.00
Miscellaneous		$75,000.51
TOTAL	US$	572,508.00

LEGAL MATTERS

Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Bevilacqua PLLC. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Ellenoff Grossman & Schole LLP. The validity of the common shares offered in this offering and certain other legal matters as to Canada law will be passed upon for us by McMillan LLP. Bevilacqua PLLC may rely upon McMillan LLP with respect to matters governed by Canadian law.

EXPERTS

Our consolidated financial statements as of September 30, 2024 and 2023 and for the years then ended included in this prospectus have been audited by MNP LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The office of MNP LLP is located at 1021 West Hastings St, Suite 2200, Vancouver BC, V6E 0C3.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to the common shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and the common shares.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov. Additionally, we will make these filings available, free of charge, on our website at https://lannistermining.com/ as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than these filings, is not, and should not be, considered part of this prospectus and is not incorporated by reference into this document.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

LANNISTER MINING CORP.

Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(Expressed in Canadian dollars)

LANNISTER MINING CORP.

Index to Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Lannister Mining Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Lannister Mining Corp. (the “Company”) as of September 30, 2024 and 2023, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended September 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2024 and 2023, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two-year period ended September 30, 2024, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has not generated revenue to date and has an accumulated deficit which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MNP LLP
MNP LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2023.

Vancouver, Canada

February 24, 2025

LANNISTER MINING CORP.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

		September 30,	September 30,
	Note	2024	2023
		$	$
ASSETS

Current
Cash		53,528	1,105,828
Goods and services tax recoverable		29,199	13,422
Prepaid expenses		44,195	53,503
		126,922	1,172,753
Mineral property	5	3,702,008	3,702,008
Reclamation bond	6	295,852	301,217
Total assets		4,124,782	5,175,978

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	7	447,160	297,079
Total liabilities		447,160	297,079

Shareholders’ equity
Share capital	8	7,332,449	7,018,149
Reserves	8	24,735	339,035
Deficit		(3,679,562)	(2,478,285)
Total shareholders’ equity		3,677,622	4,878,899
Total liabilities and shareholders’ equity		4,124,782	5,175,978

Nature of operations and going concern (Note 1)

Commitments (Note 12)

Subsequent events (Note 14)

Approved and authorized for issue on behalf of the Board on February 13, 2025.

“Mario Vetro”	, Director	“James Greig”	, Director

The accompanying notes are an integral part of these consolidated financial statements

LANNISTER MINING CORP.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

		Years ended September 30,
	Note	2024	2023
		$	$
OPERATING EXPENSES
Exploration and evaluation expenditures	5,9	211,710	243,656
Filing fees		18,466	-
General and administrative	9	81,047	84,267
Legal fees		301,942	131,558
Marketing		154,651	16,901
Professional fees	9	433,530	402,707
		(1,201,346)	(879,089)
Interest income		69	48
Net loss and comprehensive loss for the year		(1,201,277)	(879,041)

Loss per share - basic and diluted		$(0.25)	$(0.22)

Weighted average number of common shares outstanding – basic and diluted		4,808,363	4,065,003

The accompanying notes are an integral part of these consolidated financial statements

LANNISTER MINING CORP.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	Years ended September 30,
	2024	2023
	$	$
OPERATING ACTIVITIES
Loss for the year	(1,201,277)	(879,041)
Items not affecting cash:
Unrealized loss on foreign exchange	5,365	-
Changes in non-cash working capital items:
Goods and services taxes recoverable	(15,777)	(13,422)
Prepaid expenses	9,308	(24,899)
Accounts payables and accrued liabilities	150,081	51,350
Cash used in operating activities	(1,052,300)	(866,012)

INVESTING ACTIVITIES
Purchase of reclamation bonds	-	(301,217)
Payment for option to acquire mineral property	-	(472,160)
Cash used in investing activities	-	(773,377)

FINANCING ACTIVITIES	-	-
Cash provided by financing activities	-	-

Change in cash during the year	(1,052,300)	(1,639,389)
Cash, beginning of year	1,105,828	2,745,217
Cash, end of year	53,528	1,105,828

Supplemental cash flow information
Cash interest received	69	48

Supplemental non-cash disclosures
Value of warrants transferred on cancellation	314,300	-

The accompanying notes are an integral part of these consolidated financial statements

LANNISTER MINING CORP.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars, Except Number of Shares)

	Share capital
	Number of shares	Amount	Reserves	Deficit	Total
		$	$	$	$
Balance, September 30, 2022	4,065,003	7,018,149	339,035	(1,599,244)	5,757,940
Loss for the year	-	-	-	(879,041)	(879,041)
Balance, September 30, 2023	4,065,003	7,018,149	339,035	(2,478,285)	4,878,899
Shares issued for cancellation of warrants	982,201	314,300	(314,300)	-	-
Loss for the year	-	-	-	(1,201,277)	(1,201,277)
Balance, September 30, 2024	5,047,204	7,332,449	24,735	(3,679,562)	3,677,622

The accompanying notes are an integral part of these consolidated financial statements

LANNISTER MINING CORP.

Notes to Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Lannister Mining Corp. (the “Company” or “Lannister”) was incorporated on September 21, 2021, under the laws of British Columbia, pursuant to the terms of an amalgamation agreement dated June 21, 2021 among Lannister Mining Corp. (“Former Lannister”), 1247666 BC Ltd. (“1247666”), and the shareholders of 1247666 (the “Amalgamation”). Upon Amalgamation, Former Lannister and 1247666 ceased existing as companies. The head office and principal address of the Company is located at Suite 1500 - 1055 West Georgia St., Vancouver, BC, V6E 4N7.

The Company’s principal business activities include the acquisition and exploration of mineral property assets. As at September 30, 2024, the Company had not yet determined whether the Company’s mineral property assets contain ore reserves that are economically recoverable. The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development of and the future profitable production from the property or realizing proceeds from its disposition.

As at September 30, 2024, the Company has not generated revenue to date, had an accumulated deficit of $3,679,562, and has been funded by the issuance of equity. Additionally, subsequent to September 30, 2024, the Company issued $460,000 of convertible debentures bearing interest at 12% per annum. These factors form a material uncertainty that cast substantial doubt on the Company’s ability to continue as a going concern. The Company’s ability to continue its operations and to realize its assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs.

These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern, and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business, and at amounts different from those reflected in these consolidated financial statements, any such adjustments could be material.

On December 28, 2023, the shareholders of the Company approved a share consolidation of the Company’s issued and outstanding common shares on the basis of 16 pre-consolidated common shares for one post-consolidated common share. As a result, the Company’s issued and outstanding warrants and stock options were also consolidated on a sixteen-to-one basis. Immediately after the share consolidation, all outstanding warrants were converted to (1/2) half post-consolidation shares without any exercise price paid by warrant holders. All information relating to basic and diluted loss per share, issued and outstanding common shares, share purchase warrants, broker warrants, stock options, share and per share amounts in these financial statements have been adjusted retrospectively to reflect the share consolidation.

2.	BASIS OF PRESENTATION

Statement of compliance

These financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and the interpretations of the International Financial Reporting Interpretations Committee.

These financial statements were approved by the Board of Directors of the Company and authorized for issuance on February 13, 2025.

Basis of presentation

These financial statements have been prepared on a historical cost basis except for those financial instruments which have been classified as fair value through profit or loss. In addition, except for cash flow information, these financial statements have been prepared using the accrual method of accounting.

LANNISTER MINING CORP.

Notes to Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION (continued)

Functional and presentation currency

These financial statements have been prepared in Canadian dollars (“CAD”), which is the Company’s functional and presentation currency. Amounts denominated in United States dollars are denoted as US$.

Basis of consolidation

These financial statements include the accounts of the Company and its subsidiary. All intercompany transactions and balances are eliminated on consolidation. Control exists where the parent entity has power over the investee and is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The subsidiary is included in the consolidated financial statements from the date control commences until the date control ceases.

Details of the Company’s subsidiary included in these financial statements as at September 30, 2024 is as follows:

		Functional	Percentage owned
	Incorporation	Currency	2024	2023
60431 Montana, Ltd. (“60431 Montana”)	USA	CAD	100%	100%

On December 28, 2020, Former Lannister, defined in Note 4, incorporated 60431 Montana Ltd.

3.	MATERIAL ACCOUNTING POLICY INFORMATION

Significant accounting estimates and judgments

Apart from making estimates and assumptions as described below, the Company’s management makes judgments in the process of applying its accounting policies that have a significant effect on the amounts recognized in the Company’s consolidated financial statements. The significant judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimation uncertainties, that have the most significant effect include, but are not limited to:

Impairment of mineral property assets

Assets or cash-generating units are evaluated at each reporting date to determine whether there are any indications of impairment. The Company considers both internal and external sources of information when making the assessment of whether there are indications of impairment for the Company’s mineral property.

Significant judgment is required when determining whether facts and circumstances suggest that the carrying amount of resource properties may exceed its recoverable amount. The retention of regulatory permits and licenses; the Company’s ability to obtain financing for exploration and development activities and its future plans on the resource properties; current and future metal prices; and market sentiment are all factors considered by the Company.

In respect of the carrying value of mineral property assets recorded on the consolidated statements of financial position, management has determined there are no impairment indications that the value of the assets have declined more than what is expected from the passage of time or normal use.

LANNISTER MINING CORP.

Notes to Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Significant accounting estimates and judgments (continued)

Decommissioning and restoration provision

Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation and exploration and development property. In addition, future changes to environmental laws and regulations may increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for decommissioning and restoration. The provision represents management’s best estimate of the present value of the future decommissioning and restoration obligation.

Due to uncertainties concerning environmental remediation, the ultimate cost to the Company of future site restoration could differ from the amounts provided. The estimate of the total provision for future decommissioning and restoration costs are subject to change based on amendments to laws and regulations, changes in technology, price increases and changes in interest rates, and changes in mine life, and as new information concerning the Company’s closure and reclamation obligations becomes available.

Functional currency

The determination of the functional currency for the Company and subsidiary was based on management’s judgement of the underlying transactions, events and conditions relevant to each entity. Management determined that for the years ended September 30, 2024 and 2023, the functional currency of the Company and its subsidiary is the Canadian dollar.

In making this determination, management applied the considerations of IAS 21 The Effects of Changes in Foreign Exchange Rates. While 60431 Montana is incorporated in the USA and has title to a mineral property in the USA, during the years ended September 30, 2024 and 2023, 60431 Montana did not have any operating activities, did not have a bank account, and all exploration costs were incurred by the Lannister, making the operations of 60431 Montana integral to the parent reporting entity. As the Company is pre-revenue and only Lannister is involved in financing activities, all amounts raised are in Canadian dollars. The primary economic environment of Lannister is Canadian dollars and as such, its functional currency is Canadian dollars. As a result of 60431 Montana being an integrated foreign operation of the parent, its functional currency is also Canadian dollars.

Going concern

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay for its operating expenditures, meet its liabilities for the subsequent year, and to fund planned contractual exploration programs, involves significant judgement based on historical experiences and other factors including expectation of future events that are believed to be reasonable under the circumstances.

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period.

Significant areas requiring the use of management estimates include:

Share-based payment transactions

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation and other equity based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

LANNISTER MINING CORP.

Notes to Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Cash

Cash comprises of deposits held at financial institutions and cash on hand.

Mineral property

Costs directly related to acquiring the legal right to explore a mineral property, including the acquisition of licenses, mineral rights, and similar acquisition costs are recognized and capitalized as mineral property. Acquisition costs incurred in obtaining the legal right to explore a mineral property are deferred until the legal right is granted, upon which the costs are reclassified to mineral property. Transaction costs incurred in acquiring an asset are deferred until the transaction is completed and then included in the purchase price of the asset acquired.

Costs directly related to exploration and evaluation activities, including but not limited to researching and analyzing existing exploration data, conducting geological studies, exploration drilling and sampling, annual maintenance fees, payments made to contractors and consultants in connection with the exploration and evaluation of the property, are expensed in the period in which they are incurred as exploration and evaluation expenses consolidated statements of loss and comprehensive loss.

Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed as general and administrative in the period in which they occur.

Decommissioning and restoration provision

The Company recognizes a provision for statutory, contractual, constructive, or legal obligations associated with decommissioning of mining operations and reclamation and rehabilitation costs arising when environmental disturbance is caused by the exploration or development of mineral properties. Provisions for decommissioning and restoration are recognized in the period in which the obligation is incurred or acquired and are measured based on expected future cash flows to settle the obligation, discounted to their present value. The discount rate is a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the liability.

When an obligation is initially recognized, the corresponding cost is capitalized to the carrying amount of the related asset. These costs are depreciated on a basis consistent with the depreciation, depletion, and amortization of the underlying assets.

The obligation is accreted over time for the change in its present value, with this accretion charge recognized as a finance expense in profit or loss. The obligation is also adjusted for changes in the estimated amount and timing of expected future cash flows and changes in the discount rate. Such changes in estimates are added to or deducted from the related asset except where deductions are greater than the carrying value of the related asset, in which case the amount of the excess is recognized in profit or loss. As at September 30, 2024, no asset retirement obligation is required and the Company had reclamation bond of $295,852 (US$219,166) (2023 - $301,217 (US$219,166)).

Foreign currency translation and transactions

In preparing the consolidated financial statements, transactions in currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing at the dates of the transactions. At each period end, monetary assets and liabilities are translated using the period-end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical exchange rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the historical exchange rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in the consolidated statements of loss and comprehensive loss.

LANNISTER MINING CORP.

Notes to Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Share-based compensation

The Company grants stock options and restricted share units (“RSUs”) to directors, officers, employees, consultants and its affiliates as an element of compensation. The fair value of the stock options and RSUs is recognized over the vesting period as share-based compensation expense and reserves. The fair value of the stock options is determined using the Black-Scholes option pricing model using estimates at the date of the grant while RSU’s are valued at the fair value on the date of grant. At each reporting date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in the statement of loss and comprehensive loss with a corresponding entry within equity, against reserves. No expense is recognized for stock options that do not ultimately vest. When stock options are exercised, the proceeds received, together with any related amount in reserves, are credited to share capital.

Share-based compensation arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions and measured at the fair value of the goods or services received unless the fair value cannot be estimated reliably. If the Company cannot reliably estimate the fair value of the goods or services received, the Company will measure their value by reference to the fair value of the equity instruments granted.

The Company transfers the value of forfeited and expired unexercised vested stock options and compensatory warrants to deficit or share capital from reserves on the date of expiration based on the nature of the item.

Share capital

The Company records proceeds from share issuances net of issue costs. Proceeds from the issuance of units are allocated between common shares and share purchase warrants on a residual value basis, wherein the fair value of the common shares is based on the market value on the date of announcement of the placement and the balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded to reserves. If the warrants expire unexercised or are cancelled prior to expiry, the value attributed to the warrants is transferred from reserves to share capital.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing profit or loss attributable to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share, except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive.

Income taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the consolidated statements of loss and comprehensive loss.

Current income tax

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with respect to previous years.

LANNISTER MINING CORP.

Notes to Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Income taxes (continued)

Deferred income tax

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and tax losses carried forward. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized, or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized consolidated statements of loss and comprehensive loss in the period that substantive enactment occurs. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recognized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Financial instruments

Financial instruments are measured upon initial recognition at fair value plus, for an item not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue.

On initial recognition, a financial asset or liability is classified as measured at amortized cost or FVTPL.

A financial asset is classified as amortized cost if held within a business model with an objective to hold assets to collect contractual cash flows, the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest, and the asset is not designated as FVTPL.

Financial assets and liabilities classified as FVTPL are subsequently measured at fair value with changes in fair value recognized consolidated statements of loss and comprehensive loss.

Financial assets and liabilities classified at amortized cost are subsequently measured at amortized cost using the effective interest method, and for financial assets only net of any impairment allowance.

Comparative Figures

Prior period comparative amounts have been reclassified to conform to current period presentation.

Accounting standards and amendments adopted

The following new standards, amendments to standards and interpretations were adopted as of October 1, 2023:

●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) – the amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy.

●	Definition of Accounting Estimates (Amendments to IAS 8) – the amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty. The amendments clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error.

LANNISTER MINING CORP.

Notes to Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Accounting standards and amendments issued but not yet adopted

In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non-current based on contractual arrangements in place at the reporting date.

These amendments:

●	specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least twelve months;

●	provide that management’s expectations are not a relevant consideration as to whether the Company will exercise its rights to defer settlement of a liability; and

●	clarify when a liability is considered settled.

On October 31, 2022, the IASB issued a deferral of the effective date for the new guidance by one year to annual reporting periods beginning on or after January 1, 2024 and is to be applied retrospectively. The Company has not yet determined the impact of these amendments on its consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation and disaggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date.

The Company has not yet determined the impact of these amendments on its consolidated financial statements.

4.	AMALGAMATION

On September 21, 2021, 1247666 and Lannister Mining Corp. (“Former Lannister”) amalgamated to form a new entity, Lannister Mining Corp. (the “Company” or “Lannister”), pursuant to the terms of an amalgamation agreement dated June 21, 2021 (the “Amalgamation Agreement”) among Former Lannister, 1247666 and the shareholders of 1247666 (the “Amalgamation”). Upon Amalgamation, Former Lannister and 1247666 ceased existing as companies. The issued shares of each amalgamating company were exchanged for shares in the capital of Lannister or cash, resulting in the issuance of total of 2,495,624 common shares to the shareholders of Former Lannister and 1,106,875 common shares at $1.44 per share and cash consideration of $164,000 to the shareholders of 1247666.

As a result of the Amalgamation, the Company obtained control of 1247666 and is considered to have acquired 1247666. The Amalgamation was accounted for as an acquisition in accordance with the guidance provided in IFRS 2 Share-based payment and IFRS 3 Business combinations. The Amalgamation did not qualify as a business combination in accordance with the definition of IFRS 3 as the significant inputs, processes, and outputs, that together constitute a business, did not exist in 1247666 at the time of acquisition. Accordingly, no goodwill or intangible assets were recorded with respect to the transaction.

As the Company could not specifically identify any goods or services that relate to the excess consideration over the net assets acquired, the excess of $1,812,604 was recognized as an acquisition cost of the Basin Gulch project and added to the balance of mineral property.

LANNISTER MINING CORP.

Notes to Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

4.	AMALGAMATION (continued)

A summary of the net assets of 1247666 acquired on Amalgamation is as follows:

1247666
$
Consideration
Fair value of common shares issued	1,593,900
Cash consideration	224,000
1,817,900

Fair value allocated to:
Cash	5,824
Mineral property	1,812,604
Accounts payable	(528)
1,817,900

5.	MINERAL PROPERTY

The Company’s mineral property includes the acquisition costs of the Company’s Basin Gulch Project (the “Project”) which was valued at $3,702,008 at September 30, 2024 and 2023. The schedule below outlines the cumulative acquisition costs incurred on the Basin Gulch Project up to September 30, 2024:

	September 30, 2022	Additions/ (Writedowns)	September 30, 2023	Additions/ (Writedowns)	September 30, 2024
	$	$	$	$	$
Obtained through amalgamation	1,812,604	-	1,812,604	-	1,812,604
Cash payments	681,482	472,160	1,153,642	-	1,153,642
Share issuance	722,500	-	722,500	-	722,500
Staking	13,262	-	13,262	-	13,262
	3,229,848	472,160	3,702,008	-	3,702,008

A summary of the Company’s exploration and evaluation expenses for the Basin Gulch Project during the years ended September 30, 2024 and 2023 is as follows:

	Year ended
	September 30,
	2024	2023
	$	$
Claim fees	36,286	30,083
Geological services	107,779	145,180
Leases	67,645	68,393
	211,710	243,656

Basin Gulch Project

The Amalgamation with 1247666 resulted in the Company acquiring a 100% interest in the Basin Gulch project located in Granite County, Montana, United States, and resuming all the rights, duties, liabilities and obligations related to the Project set out under the Project acquisition agreement (“Definitive Agreement”) dated September 15, 2020, between 1247666 and BG Holdings Group, LLC and Basin Gulch Co. (collectively, the “Vendors”).

LANNISTER MINING CORP.

Notes to Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

5.	MINERAL PROPERTY (continued)

Basin Gulch Project (continued)

Pursuant to the Definitive Agreement, as amended in March 2022, the Company was granted an option to acquire a 100% right, title, and interest in the Project consisting of 11 patented mining claims, 131 unpatented mining claims, mining lease and related materials.

As at September 30, 2023, the Company acquired the 100% interest in the Project by fulfilling the following requirements under the Definitive Agreement :

a)	Issued 531,250 common shares of the Company on March 3, 2021, for a value of $722,500.

b)	Made cash payments totaling US$1,050,000, according to the following schedule:

●	A non-refundable deposit of US$25,000 (paid $34,342);

●	US$125,000 on of before September 18, 2020 (paid $167,710);

●	US$250,000 on or before September 15, 2021 (paid $302,168);

●	US$300,000 on or before September 15, 2022 (paid $379,314); and

●	US$350,000 on or before September 15, 2023 (paid $472,160).

Under the terms of the Definitive Agreement, the Company assumed all patented lease obligations, comprising a 3% net smelter royalty (“NSR”), capped at $8,000,000, and a US$50,000 annual lease payment to the Metesh family, the owners of the 11 patented claims in the Project. During the year ended September 30, 2024, the Company paid lease payments totaling $67,645 (US$50,000) (2023 - $68,393 (US$50,000)).

Additionally, under the terms of the Definitive Agreement, the Company will provide to the Vendors a 2% NSR on the Basin Gulch Project claims located outside and not applicable to the owners of the claims. The 2% NSR area will follow within a 1-mile area of influence that represents an overlap area outside the existing claims that are subject to this 2% NSR. The Vendors will have the right to sell or transfer its 2% NSR subject to the transferee of such 2% NSR agreeing to be bound to the terms and conditions of the NSR with the Company and the Project. The Company will have the right to purchase half of the 2% NSR from the Vendors at any time on or before December 31, 2025 by payment to the Vendors of US$1,000,000. After December 31, 2025, if half the 2% NSR has not been repurchased/bought-back, then the Company and the Vendors will negotiate in good faith to agree on new terms and conditions for a buy-back of half of the 2% NSR.

Under the Definitive Agreement, the Company is required to issue shares as milestone payments to the Vendors as follows:

●	On completion of 2-million-ounce gold mineral resource estimate, issue shares with the equivalent value of US$500,000;

●	On completion of a preliminary feasibility study, issue shares with the equivalent value of US$500,000; both as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects within Canada; and

●	On completion of an initial public offering and being listed on a national stock exchange, issue five percent (5%) of the total issued and outstanding shares of the Company.

6.	RECLAMATION BOND

As at September 30, 2024, the Company has one reclamation bond issued with the Nevada Division of Minerals in the amount of $295,852 (US$219,166) (2023 - $301,217 (US$219,166)), to guarantee reclamation of the environment of the Basin Gulch Project.

LANNISTER MINING CORP.

Notes to Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2024	2023
	$	$
Trade payables (Note 9)	324,682	185,999
Accrued liabilities	122,478	111,080
	447,160	297,079

8.	SHARE CAPITAL

Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value.

As at September 30, 2024, the Company had issued and outstanding common shares of 5,047,204 (2023 - 4,065,003).

On December 8, 2023, the Company consolidated its outstanding share capital on a sixteen-for-one-basis. The share consolidation has been applied retrospectively and as a result all common shares, options, warrants, and per share amounts are stated on an adjusted basis.

Issued and outstanding common shares

During the year ended September 30, 2024, the Company issued the following shares:

a)	On December 8, 2023, the Company issued 982,201 post-consolidation shares for the cancellation of 1,964,374 warrants. All outstanding warrants were converted to (1/2) half post-consolidation shares without any exercise price paid by warrant holders. Upon conversion, the Company transferred $314,300 from reserves to share capital.

For the year ended September 30, 2023, the Company did not have any share capital transactions.

Warrants

During the years ended September 30, 2024 and 2023, the Company did not issue any warrants.

During the years ended September 30, 2024, all outstanding warrants were converted to (1/2) half post-consolidation shares without any exercise price paid by warrant holders. Upon conversion, the Company transferred $314,300 from reserves to share capital.

Warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
		$
Balance, September 30, 2022 and 2023	1,964,374	3.20
Cancelled	(1,964,374)	3.20
Balance, September 30, 2024	-	-

LANNISTER MINING CORP.

Notes to Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

8.	SHARE CAPITAL (continued)

Share options

The Company’s share option plan (the “Option Plan”) was approved by the Company’s Board of Directors effective as at October 13, 2021. The Company established the Option Plan for the benefit of directors, officers, employees, and consultants of the Company and its affiliates. The maximum number of outstanding options available under the Option Plan is limited to 10% of the issued common shares. The Board of Directors has the exclusive power over the granting of stock options, the exercise price, the term, and their vesting and cancellation provisions.

During the years ended September 30, 2024 and 2023, the Company did not grant any share options.

The options outstanding and exercisable as at September 30, 2024 are as follows:

Expiry Date	Number of Options Outstanding	Options Exercisable	Exercise Price
			$
October 13, 2024*	25,000	25,000	1.60

*	these options expired unexercised subsequent to September 30, 2024

The weighted average remaining life of the outstanding share options at September 30, 2024 was 0.04 years.

Restricted share units (“RSUs”)

The Company’s restricted share units plan (the “RSU Plan”) was approved by the Company’s Board of Directors effective as at April 20, 2022. The Company established the RSU Plan for the benefit of directors, officers, employees, and consultants of the Company and its affiliates. The maximum number of outstanding RSUs that may be granted to directors and senior officers of the Company under the RSU Plan, together with any other security-based compensation arrangements, is limited to 10% of the issued common shares. The maximum number of outstanding RSUs that may be granted to other employees, consultants of the Company and its affiliates under the RSU Plan, together with any other security-based compensation arrangements, is limited to 5% of the issued common shares. The Board of Directors has the exclusive power over the granting of RSUs, the exercise price, the term, and their vesting and cancellation provisions.

During the years ended September 30, 2024 and 2023, the Company did not grant any RSUs.

9.	RELATED PARTY TRANSACTIONS

Key management personnel are the persons responsible for the planning, directing, and controlling of the activities of the Company and includes directors and key officers of the Company, including the president, vice presidents, chief executive officer and chief financial officer.

The Company incurred the following key management personnel costs from related parties:

	For the years ended September 30,
	2024	2023
	$	$
Exploration and evaluation expenditures	39,807	34,041
General and administrative	59,424	56,293
Professional fees	235,489	320,160
	334,720	410,494

LANNISTER MINING CORP.

Notes to Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

9.	RELATED PARTY TRANSACTIONS (continued)

As at September 30, 2024, accounts payable and accrued liabilities included amounts due to related parties of $170,984 (2023 - $64,401). Amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment.

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

●	Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, reclamation bond, and accounts payable and accrued liabilities. The fair value of the reclamation bond and accounts payable and accrued liabilities approximates their carrying values due to their current nature. Cash is measured at fair value on a recurring basis using level 1 inputs.

The Company is exposed to risks of varying degrees of significance from its use of financial instruments which could affect its ability to achieve its strategic objectives for growth and stakeholder returns. The principal risks to which the Company is exposed, and the actions taken to manage them, are described below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

The risks associated with the Company’s financial instruments and the policies on how to mitigate these risks are set out below.

a)	Credit risk

Credit risk is the risk of loss to the Company associated with the counterparty’s inability to fulfill its payment obligations. The financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. The Company mitigates its exposure to credit loss associated with cash by placing its cash in major financial institutions The Company assessed its credit risk as low.

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest risk as its financial liabilities are not interest bearing.

c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company is exposed to liquidity risk by accounts payable and accrued liabilities. The Company manages liquidity risk by maintaining adequate cash and managing its capital and expenditures. As at September 30, 2024, the Company had a cash balance of $53,528 to settle current liabilities of $447,160. Subsequent to September 30, 2024, the Company raised $460,000 through the issuance of convertible debentures that expire two years from the date of grant. Management intends to use the funds received to decrease its current liability obligations.

LANNISTER MINING CORP.

Notes to Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

d)	Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in the foreign exchange rates. The Company is exposed to currency risk by incurring certain expenditures and holding assets denominated in currencies other than the Canadian dollar. The Company does not use derivative instruments to reduce its currency risk. As at September 30, 2024, the Company had net assets of US$157,588 which equates to total net assets of $212,728. A 10% fluctuation in the foreign exchange rate against the Canadian dollar would result in a foreign exchange gain/loss of approximately $21,000. Currency risk is assessed as low.

11.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its resource property. The Company does not have any externally imposed capital requirements to which it is subject. The Company considers the aggregate of its share capital, reserves and deficit as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares.

12.	COMMITMENTS

In March 2024, the Company entered into an agreement with a marketing firm to provide marketing materials worth US$680,775. As at September 30, 2024, $115,655 (US$85,300) had been expensed in marketing on the consolidated statement of loss and comprehensive loss. The remaining US$595,475 will be incurred upon the Company completing an initial public offering.

13.	INCOME TAXES

The Company has not recognized any deferred income tax assets. The Company recognizes deferred income tax assets based on the extent to which it is probable that sufficient taxable income will be realized during the carry forward periods to utilize all deferred tax assets.

A summary of the Company’s the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates for the years ended September 30, 2024 and 2023, is as follows:

	2024	2023
	$	$
Loss before taxes	(1,201,277)	(879,041)
Canadian statutory income tax rate	27%	27%

Income tax expense (recovery) at statutory rates	(324,345)	(237,341)
Non-deductible expenditures and non-taxable revenues	164	262
Adjustment to prior years provision versus statutory tax returns	60,105	-
Temporary differences originated in the year	724	-
Change in unrecognized deferred tax assets	263,352	237,079
Current income tax	-	-
Deferred income tax	-	-

LANNISTER MINING CORP.

Notes to Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

13.	INCOME TAXES (continued)

A summary of the Company’s unrecognized deferred tax assets is as follows:

	2024	2023
	$	$
Share issuance costs and financing fees	63,631	2,499
Non-capital losses	727,956	548,272
Mineral resource properties	161,968	139,432
	953,555	690,203
Unrecognized deferred tax assets	953,555	690,203
Net deferred tax assets	-	-

A summary of the Company’s significant components of temporary difference for the years ended September 30, 2024 and 2023, is as follows:

	2024	Expiry date	2023	Expiry date
	$		$
Share issuance costs and financing fees	235,670	2025 to 2028	9,257	2024 to 2026
Non-capital losses	2,696,128	2041 to 2044	2,030,634	2039 to 2043
Mineral interests	599,883	No expiry date	516,415	No expiry date

14.	SUBSEQUENT EVENTS

In December 2024, the Company commenced raising funds through the issuance of convertible debentures (“Debentures”). The Debentures bear interest at 12% per annum, expire two years from the date of issue, and are convertible into units of the Company with each unit containing one common share and one share purchase warrant. Interest on the Debentures is payable in cash.

In December 2024, the Company issued Debentures for $300,000 and in January 2025, the Company issued Debentures for $160,000.

Common Shares

LANNISTER MINING CORP.

PROSPECTUS

Joseph Gunnar & Co., LLC

, 2025

Through and including      , 2025 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Under the BCBCA, we may indemnify an individual (an “Eligible Party”) who (i) is or was a director of officer of the Company; (ii) is or was a director or officer of another corporation (a) at a time when the corporation is or was an affiliate of the Company, or (b) at the request of the Company; or (iii) at the request of the Company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity, against all judgements, penalties, or fines awarded or imposed in, or an amount paid in settlement of, a proceeding which the Eligible Party is or may have be joined as a party or liable due to party holding a position with the Company or an associated corporation. Further, under the BCBCA, we may pay the costs, charges and expenses, including legal and other fees, incurred by an Eligible Party in respect such a proceeding.

The BCBCA also provides that we may also advance moneys an Eligible Party for costs, charges and expenses incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below.

However, indemnification is prohibited under the BCBCA if any of the following circumstances apply:

●	if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the Company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

●	if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the Company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

●	if, in relation to the subject matter of the eligible proceeding, the Eligible Party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation, as the case may be; and

●	in the case of an eligible proceeding other than a civil proceeding, if the Eligible Party did not have reasonable grounds for believing that the Eligible Party’s conduct in respect of which the proceeding was brought was lawful.

Our Articles require us to indemnify each Eligible Party and the heirs and legal representatives of each Eligible Party, against all judgements, penalties or fines awarded or imposed in, or an amount paid in settlement of, a proceeding which the Eligible Party is or may have be joined as a party or liable due to party holding a position with the Company or an associated corporation.

Under the form of indemnification agreement filed as an exhibit to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement filed as an exhibit to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

Upon the incorporation of Lannister Exploration Corp. on August 14, 2020, we issued 0 (post-split) common share to the Incorporator, 1055 Corporate Services Ltd., for the consideration of C$1.00 (approximately US$0.81). The Company purchased the Incorporator’s share in the capital of the Company from the Incorporator for the purchase price of C$1.00 (approximately US$0.81) and the Incorporator’s share was cancelled and reissued to Skanderbeg Capital Advisors Inc.

On August 26, 2020, the company changed its name from Lannister Exploration Corp. to Lannister Mining Corp.

On March 3, 2021, the company closed a non-brokered private placement, pursuant to which 531,250 (post-split) common shares were issued at a price of C$0.08 (approximately US$0.06) per share for gross proceeds of C$42,500.00 (approximately US$31,400.07).

On March 12, 2021, the company closed tranche one of a non-brokered private placement, pursuant to which 1,400,313 (post-split) units were issued at a price of C$1.60 (approximately US$1.18) per unit for aggregate gross proceeds of C$2,404,498.00 (approximately US$1,776,503.88). Each unit is comprised of one (1) common share and one (1) common share purchase warrant for the purchase of one (1) common share at a price of C$3.20 (approximately US$2.36). The warrants may be exercised any time until March 12, 2024.

On April 15, 2021, the company closed tranche two of a non-brokered private placement, pursuant to which 482,814 (post-split) units were issued at a price of C1.60 (approximately US$1.18) per unit for aggregate gross proceeds of C$772,500.00 (approximately US$570,742.52). Each unit is comprised of one (1) common share and one (1) common share purchase warrant for the purchase of one (1) common share at a price of C$3.20 (approximately US$2.36). The warrants may be exercised any time until April 15, 2024.

On May 05, 2021, the company closed tranche three of a non-brokered private placement, pursuant to which 81,250 (post-split) units were issued at a price of C$1.60 (approximately US$1.18) per unit for aggregate gross proceeds of C$130,000.00 (approximately US$96,047.28). Each unit is comprised of one (1) common share and one (1) common share purchase warrant for the purchase of one (1) common share at a price of C$3.20 (approximately US$2.36). The warrants may be exercised any time until May 05, 2024.

On September 21, 2021, the company completed its acquisition of 1247666 BC Ltd., whereby 1,106,875 (post-split) common shares of Lannister Mining Corp. were issued to 1247666 BC Ltd. shareholders at a deemed price of C$1.44 (approximately US$1.06). per share. Please refer to “Corporate Structure - Amalgamation”

On October 13, 2021, the company issued to certain marketing professionals’ options to acquire 25,000 (post-split) common shares, pursuant to the company’s Stock Option Plan. The options are exercisable until the Expiry Date of October 13, 2024, at a price of C$1.60 (approximately US$1.18) per share. None of the options have been exercised and remain in force.

On January 21, 2022, the company closed a non-brokered private placement, pursuant to which 462,500 (post-split) common shares 0were issued at a price of C$4.00 (approximately US$2.96) per share for aggregate gross proceeds of C$1,850,000 (approximately US$1,366,826).

On December 22, 2023, Lannister Mining Corp. completed a 16:1 Reverse Stock Split whereby 65,039,980 (pre-Reverse Split) common shares were exchanged at a ratio of 16:1 for 4,065,003 common shares, and 31,429,980 share purchase warrants were converted at a ratio of 16:1 for 1,964,402 post consolidated warrants, and then converted into a half common share for a total issuance of 982,201 common shares.

Item 8. Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1	Certificate of Incorporation of Lannister Exploration Corp., dated August 14, 2020 (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 filed on July 31, 2024)
3.2	Certificate of Name Change regarding the issuer’s name change from Lannister Exploration Corp. to Lannister Mining Corp., dated August 26, 2020 (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-1 filed on July 31, 2024)
3.3	Certificate of Amalgamation of Lannister Mining Corp., dated September 21, 2021 (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form F-1 filed on July 31, 2024)
3.4	Articles of Lannister Mining Corp., adopted on September 22, 2021 (incorporated by reference to Exhibit 3.4 to the Registration Statement on Form F-1 filed on July 31, 2024)
4.1*	Form of Representative’s Warrant (included in Exhibit 1.1)
5.1*	Opinion of McMillan LLP regarding the legality of the common shares
5.2*	Legal Opinion of Bevilacqua PLLC regarding the underwriter’s warrants
8.1*	Opinion of McMillan LLP regarding certain Canadian law tax matters (included in Exhibit 5.1)
8.2*	Opinion of Potomac Law Group regarding certain U.S. tax matters
10.1	Property Acquisition Agreement entered among BG Holdings Group, LLC, Basin Gulch Co., and 124766 BC Ltd., (subsequently renamed Lannister) dated a September 15, 2020 (incorporated by reference to Exhibit 10.1 to the Amendment No.1 to Registration Statement on Form F-1 filed on May 2, 2025)
10.2	Amalgamation Agreement between Lannister Mining Corp. and 1247666 BC Ltd., dated June 21, 2021 (incorporated by reference to Exhibit 10.2 to the Amendment No.1 to Registration Statement on Form F-1 filed on May 2, 2025)
10.3	Assignment and Novation Agreement among Skanderbeg Capital Advisors Inc., Lannister Mining Corp., 1247666 BC Ltd., and BG Holdings Group, LLC, dated September 15, 2020 (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 filed on July 31, 2024)
10.4	Recorded Memorandum of Lease, dated March 7, 2022 (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed on July 31, 2024)
10.5	Amended and Restated Option Agreement among BG Holdings Group, LLC, Basin Gulch Co., Lannister Mining Corp. and Skanderbeg Capital Advisors Inc. dated March 2022 (incorporated by reference to Exhibit 10.5 to the Amendment No.1 to Registration Statement on Form F-1 filed on May 2, 2025)
10.6*	Form of Consulting Services Agreement
10.7†*	2021 Stock Option Plan
10.8*	Form of Independent Director Agreement
10.9*	Form of Director Indemnification Agreement
10.10*	Form of Convertible Note from December 2024 Financing
10.11	Form of Subscription Agreement for December 2024 Financing (incorporated by reference to Exhibit 10.11 to the Amendment No.1 to Registration Statement on Form F-1 filed on May 2, 2025)
21.1*	List of Subsidiaries
23.1	Consent of MNP LLP
23.2*	Consent of McMillan LLP (included in Exhibit 5.1 and Exhibit 8.1)
23.3*	Consent of Bevilacqua PLLC (included in Exhibit 5.2)
23.4*	Consent of Potomac Law Group (included in Exhibit 8.2)
23.5	Consent of Michael B. Dufresne, M.Sc., P. Geol., P.Geo. (incorporated by reference to Exhibit 23.5 to the Registration Statement on Form F-1 filed on July 31, 2024)
23.6	Consent of Dean J. Besserer, B.Sc., P.Geo. (incorporated by reference to Exhibit 23.6 to the Registration Statement on Form F-1 filed on July 31, 2024)
24.1	Power of Attorney (included in the signature page)
96.1	S-K 1300 Technical Report: The Basin Gulch Property, Granite County, Montana, USA, March 29, 2024 (incorporated by reference to Exhibit 96.1 to the Registration Statement on Form F-1 filed on July 31, 2024)
99.1*	Audit Committee Charter
99.2*	Compensation Committee Charter
99.3*	Nominating and Corporate Governance Committee Charter
107	Filing Fee Table (incorporated by reference to Exhibit 107 to the Amendment No.1 to Registration Statement on Form F-1 filed on May 2, 2025)

†	Executive Compensation Plan or Agreement.
*	To be filed by amendment

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada on June 10, 2025.

LANNISTER MINING CORP.

By:	/s/ James Greig
Name:	James Greig
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. The document may be executed by signatories hereto on any number of counterparts, all of which shall constitute one and the same instrument.

Signature	Title	Date

/s/ James Greig	Chief Executive Officer and Director	June 10, 2025
James Greig

*	Chief Financial Officer	June 10, 2025
Kelvin Lee

*	Director	June 10, 2025
Mario Vetro

*	Independent Director	June 10, 2025
Victor Cantore

*	Independent Director	June 10, 2025
Abraham Max Zaretsky

*	Independent Director	June 10, 2025
William Randall

*	Independent Director	June 10, 2025
Joanne Price

* By:	/s/ James Greig
James Greig
Attorney-In-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Lannister Mining Corp. has signed this registration statement or amendment thereto in New York on June 10, 2025.

Cogency Global Inc. Authorized U.S. Representative

By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice President